Moody's Investors Service ("MIS")

Exhibit 5

Code of Ethics

MIS has the following written codes of ethics and related policies establishing standards of ethical behavior for its employees.

1	Moody's Corporation Code of Business Conduct (October 2024)
2	Moody's Ratings Code of Professional Conduct (December 2025)
3.	Moody's Corporation Code of Ethics for Chief Executive and Senior Financial Officers (November 23, 2010)
4.	Gifts, Entertainment, and Anti-Bribery Policy (December 15, 2025)
5.	Electronic Communications Monitoring Policy (January 15, 2026)
6.	Referring Violations of Law (SEC Rule 15E(u)) Policy (February 3, 2025)

MOODY'S

LIVING OUR VALUES

Code of Business Conduct





Table of contents

From Rob Fauber

At Moody's, we unite the brightest minds to turn today's risks into tomorrow's opportunities. As risks become more complex and interrelated, organizations around the world turn to us for bold, clear and perceptive analysis and solutions. To do that effectively, we need to live our values and show that trust and integrity are at the heart of every decision and action we take.

Our people are the foundation of our success, and we invest in helping everyone reach their highest potential. We all have an obligation to uphold trust through integrity and reinforce the Company's long-held reputation for legal and ethical conduct. Ultimately, each of us is accountable for our actions, and we must hold ourselves to exacting standards. Moody's Code of Business Conduct shows us the way and reaffirms our shared commitment to ethical behavior.

Think of the Code as a guide to your daily activities as a Moody's employee. It clearly defines our expectations for ethical conduct and helps you act in a manner that is consistent with our policies and values. It is your responsibility to read the Code carefully, refer to it often and speak up about any questions or concerns you may have. No Code can answer every question or provide guidance on every subject. If you have a question that the Code does not directly address, there are a variety of resources provided in the Code for you to find help.

At Moody's, we play the long game. In 1909, our founder John Moody had a vision of widening access to information. We are still inspired by this today, and by embodying the Code and living our values, we can continue to build on all we have achieved and look forward to the future with confidence. Thank you for all you do for Moody's and our customers.

ROB FAUBER

President & CEO

Moody's Corporation



Our values

Moody's long-standing reputation as an ethical and responsible company was built one action, one decision at a time. We enhance our reputation by Living Our Values in everything we do.



Invest in every relationship

We create a world-class experience for our people and our customers.



Lead with curiosity

Curiosity keeps us ahead of the curve.



Champion diverse perspectives

We include diverse voices to get to smarter decisions.



Turn inputs into actions

We deliver clear results.



Uphold trust through integrity

Trust is integral to who we are.

Our Code

Moody's expects each of us – employees at all levels and the Company's directors – to maintain the highest standards of integrity and ethics every day, in everything we do.



An introduction to our Code

Our Code is the guide we follow each day to conduct ourselves and our business with integrity.

AN OVERVIEW

Trust is integral to who we are, and we opt to do what's right over what's easy. Each of us has a duty – to ourselves, our colleagues, our stakeholders and everyone we do business with – to uphold and enhance the Company's long-held reputation for legal and ethical conduct.

This Code of Business Conduct (the "Code") is designed to help you understand how to apply these principles and maintain the highest standards of honesty, integrity, good judgment and professionalism in your daily work. As a Company, Moody's appreciates and expects everyone's full adherence to the Code.

SCOPE OF CODE

The Code describes a variety of laws and policies that may affect your work and the legal and ethical issues that may arise in your job. In some cases, you may find that Moody's expectations go beyond what the law requires or permits. If you are ever unsure of the right course of action or have a question about a particular situation, talk to either:

→ Your manager;

→ Another senior manager;

→ A member of the People Team;

→ Moody's Compliance department; or

→ Moody's Legal department.

It is always better to reach out and seek advice sooner rather than later – waiting may only make the issue harder to address.



Key terms

Throughout the Code, you will see these terms used:

"MOODY'S" and "THE COMPANY" – Refers to Moody's Corporation and its wholly-owned subsidiaries.

"MOODY'S RATINGS" – Refers to all Moody's entities that issue credit ratings under the "Moody's Ratings" brand name.

"MA" – Refers to Moody's Analytics.

"EMPLOYEE" – Refers to employees and directors of Moody's Corporation and all employees of our wholly-owned subsidiaries, including part-time and limited duration employees.

"RATING PERSONNEL" – Refers to employees in Moody's Ratings who participate in (i) determining or monitoring a Rating or (ii) the development or approval of procedures or methodologies used for determining a Rating.

Moody's has a variety of policies in place concerning legal and ethical behavior. The Code is not meant to override those policies, but to summarize them for you and explain our expectations. That is why it is important for all employees and directors to review and understand the Code along with our policies, all of which can be found on Moody's intranet. Be aware, the Code may be revised from time to time, but the most recent version will always be available on Moody's intranet.

Moody's conducts business around the world, but it is impossible for one document to cover all legal requirements of each jurisdiction in which we operate. Because we are a U.S. corporation, we give special attention to certain U.S. legal requirements.

WHO MUST FOLLOW THE CODE?

This Code applies to the directors of Moody's Corporation and all employees of Moody's wholly-owned subsidiaries worldwide, including part-time and limited duration employees. Moody's majority-controlled subsidiaries have adopted substantially similar Codes and policies in consultation with Moody's Legal and Compliance departments.

No matter your role at Moody's, you are expected to review and understand the Code and all policies that apply to you and your activities. Remember, we will not tolerate any business transaction or other activity that violates the Code or our policies.



Important

→ This Code does not constitute an employment contract or an assurance of continued employment. It also does not create any obligations to or rights for any employee, director, customer, supplier, competitor, shareholder or any other person or entity.

→ Your rights as an employee and our rights as an employer may differ depending on where you work, the rules of your employing unit, and any employment contract you may have.

→ In the United States and certain other countries, employment by the Company is employment at will (unless otherwise agreed upon in writing).

→ Employment at will means that you or the Company may terminate your employment at any time, for any reason or for no reason at all, but not for an illegal reason.

→ If local laws and requirements conflict with the Code, that jurisdiction's laws apply to employees based in that jurisdiction.

→ If anything in the Code conflicts with your written employment contract, the provisions in your contract prevail.

→ Should Moody's adopt new policies or revise policies to make them more restrictive than this Code, those new provisions will prevail.



Our responsibilities

As members of the Moody's team, we are dedicated to our Company's success and committed to fulfilling our shared responsibilities.

EMPLOYEE RESPONSIBILITIES

Observe ethical business standards. Uphold trust through integrity and proactively monitor for, escalate and address any ethical challenges in our work. You must strive to maintain the highest standards of personal ethics and integrity in every action you take on Moody's behalf and in your personal affairs. At a minimum, this means both complying with the principles and policies set out in this Code and upholding Moody's core values.

Comply with applicable laws. First and foremost, you have a duty to always comply with all laws and regulations that apply to our business. Never take any action on behalf of Moody's, its subsidiaries or yourself that violates any applicable law or regulation. Upholding the law is not only a good business practice, it also helps prevent the consequences of violations, such as fines, jail terms, expensive lawsuits, disciplinary action and/or termination of your employment.

Speak up or seek advice. All Employees should raise issues or concerns as they arise. You can discuss issues with your own manager or another manager, or you can reach out to the **People Team**, the **Compliance department** or the **Legal department**. And if you want to report something anonymously, you can always use the **Integrity Hotline**.

ADDITIONAL MANAGER RESPONSIBILITIES

Lead by example, uphold trust through integrity, and act ethically at all times. As managers, we expect you to reinforce the importance of ethical behavior with your teams and make sure those who report to you understand what Moody's expects. Trust is integral to who we are. Together we build on our 115-year legacy by doing the right thing, always, because it gets us to the best outcome for all.

Escalate issues when they arise. We encourage Employees to discuss concerns and escalate concerns to managers. As a manager, you must maintain open lines of communication and guide others to find help when they need it, and you must escalate matters as appropriate. If you are unsure how to escalate an issue, contact the People Team, the Compliance department or the Legal department for guidance.

Watch for discriminatory, harassing or retaliatory conduct. If you see or suspect discriminatory, harassing or retaliatory conduct, report it immediately to the People Team, the Compliance department or Legal department.

Managers who do not appropriately escalate concerns may be subject to investigation and/or disciplinary action, up to and including termination.

Make good decisions

The right course of action may not always be clear. The Code is the best place to find help, but when you are still unsure, ask yourself:



- Is this action legal?
- Does it reflect our values?
- Does it align with our Code and policies?
- Is this good for Moody's and our customers?
- Would I be comfortable sharing this action with others?



If you can say "**yes**" to each question, the action is probably acceptable. But if even one answer is "no" or "maybe," stop and **ask for help**.

Seeking help and reporting concerns

Moody's is committed to fostering and maintaining a culture in which everyone feels comfortable speaking up.

OPEN DOOR POLICY

At Moody's, we encourage and facilitate open conversations and collaboration and proactively monitor for any ethical challenges in our work so that we can address them. By doing so, we create a more productive, cohesive and enjoyable work environment. For that reason, we support open door communication and encourage you to attempt to resolve concerns, problems or issues involving your work environment by:

→ Holding frank discussions with your manager or other senior managers;

→ Providing feedback during your performance review; and/or

→ Participating in the Business Engagement Survey.

If you need additional guidance, you may also reach out to:

→ The People Team

→ The Compliance department

→ The Legal department

When you approach your manager, you can expect:

→ Your manager will make time to discuss workplace problems or concerns.

→ You will have a safe environment to talk, free of distractions.

→ You will not be subjected to retaliation.

Are open door conversations confidential?

We recognize the importance of maintaining confidentiality when you share concerns, but in some cases, it may not be possible, especially if it would impede an investigation or violate the law. Details about reported concerns will be shared only on a need-to-know basis, or as required by law or our policies.

REPORTING POTENTIAL VIOLATIONS

We need your help to maintain our ethical standards. That means speaking up if you believe a Moody's Employee has violated local, state or federal law, the law of any foreign country, or our Code or policies. We strongly encourage you, no matter where you work, to report suspected misconduct to either:

→ The People Team

→ The Compliance department

→ The Legal department

→ The Integrity Hotline

While no one will face retaliation for making a good-faith report of suspected misconduct, improper or abusive reports may lead to disciplinary action, up to and including termination.



Reporting in the European Union (EU)

Because the laws and regulations in the EU differ from those in the United States, reporting rules also differ. For example:

→ **Moody's does not require Employees in certain European countries to report all suspected misconduct due to the employment and data protection requirements in those countries.**

→ **Moody's Ratings Employees in the EU must immediately report any conduct that the Employee considers may be illegal.**



Seeking help and reporting concerns

THE INTEGRITY HOTLINE

Moody's Integrity Hotline is available to all Moody's Employees worldwide, 24 hours a day, seven days a week, 365 days a year. Translation services are available in more than 75 languages, including the languages spoken in every country where Moody's has offices.

You can reach the Integrity Hotline either:

 **Online:** moodys.ethicspoint.com

 **By phone:** For the following locations, you may access the Integrity Hotline directly through these direct phone numbers:

United States: 1.866.330.MDYS
(1.866.330.6397)

Belgium: 0800 14 375

France: 0 800 99 23 64

Hong Kong: 800969419

India: 000 800 919 1504

Singapore: 8001207175

United Kingdom: 0800 102 6525

To call from other locations, see Our Resources or visit moodys.ethicspoint.com for dialing instructions.

 If you are using a mobile phone, you can access a mobile version of the website using the QR code shown or by visiting moodysmobile.ethicspoint.com.

While you may report concerns anonymously, providing your name may expedite the time it takes Moody's to review and respond to your concern. All reports are treated confidentially to the extent reasonably possible.

 ## Reporting accounting matters

Moody's is committed to complying with the special securities laws, rules, regulations, accounting standards and internal accounting controls that apply to us. If you have concerns about:

→ **Accounting**

→ **Internal accounting controls**

→ **Auditing matters**

You must report them promptly to the Internal Audit, Compliance or Legal departments or via the Integrity Hotline.

No retaliation

No one at Moody's should fear retaliation for letting us know their concerns.

Moody's respects the right of each Employee to report potential or suspected violations of laws or regulations, the Code or other Company policies in good faith or to provide information about a complaint. We will not tolerate retaliation against any Employee for engaging in these protected activities.

Retaliation is contrary to Moody's policy and potentially unlawful. While retaliation can take many forms, it may include:

→ Adverse employment action against someone who makes a good-faith complaint or participates in or supports an investigation.

→ Attempts to discourage a worker from coming forward to make or support a complaint.

If you believe you have experienced retaliation, immediately report your concerns to the People Team, the Compliance department, the Legal department or the Integrity Hotline.

We take retaliation seriously

Anyone found to have retaliated against someone for making a good-faith report of a suspected violation of law, the Code or Company policies may face disciplinary action, up to and including termination.



Code administration

Our Code is more than a document we read on day one. It is the resource we turn to whenever we have an issue in our workplace.

Moody's periodically requires Employees to certify that they have reviewed the Code, understand it and agree to its terms. In addition, as part of the certification process, we also give you an opportunity to disclose any previously unreported activities or events that could violate the Code.

INTERPRETATION

Moody's General Counsel is responsible for interpreting and applying the Code to specific situations. If you have any questions about how the Code should be interpreted or applied, contact Moody's Legal department.

INVESTIGATIONS OF SUSPECTED VIOLATIONS

Moody's will conduct a prompt, fair and impartial investigation of all reports of suspected violations of the Code as necessary, unless an investigation is prohibited by applicable law. Employees are required to fully and truthfully cooperate as needed in investigations. While investigations may vary from case to case, they generally include:

→ Reviewing the allegations;

→ Assessing whether any interim actions to protect the reporting party are necessary;

→ Interviewing relevant parties;

→ Obtaining and reviewing relevant documents; and

→ Preparing a report.

Moody's will then make a determination based on all evidence collected. We will also maintain the confidentiality of the investigation to the extent reasonably possible and as permitted by law. Moody's will keep written documentation and associated documents in its records, in accordance with applicable law.



Important

You should never conduct your own preliminary investigations of issues or concerns. Investigations often involve complex legal issues, and acting on your own could compromise the investigation and adversely affect both you and the Company.

Once the investigation is complete, Moody's generally will notify the reporting person(s) and the subject(s) that the investigation is complete. Depending on data protection laws in certain jurisdictions, Moody's may be obligated to inform the subject of a complaint that the complaint was filed, and how to exercise their right to access and correct the information. The subject of the complaint will not be given the name of the reporting person unless required by local law.

If Moody's finds there has been a violation of law or the Code, we will take appropriate corrective and/or disciplinary action, up to and including termination, subject to applicable law. If we also find that a manager knew of inappropriate conduct and failed to report it, Moody's will take appropriate corrective and/or disciplinary action, up to and including termination, subject to applicable law.

ENFORCEMENT OF THE CODE

Moody's enforces the principles spelled out in this Code and our policies at all levels of the Company. We are committed to doing all we can to prevent violations and stop them as soon as possible once we discover them. Subject to applicable law and agreements, Employees who violate this Code or our policies and procedures may face disciplinary action, up to and including termination.

In some cases, we may monitor compliance with the Code and our policies through periodic audits, investigations or other reviews. We require anyone connected with these efforts to cooperate fully, provide honest and accurate information and respond to requests for certifications.

WAIVERS OF THE CODE

While some Company policies must be strictly followed, in other cases, exceptions may be possible. If you believe a waiver of any of the principles or policies of this Code is appropriate in a particular case, contact your manager first. If your manager agrees that a waiver is appropriate, you will need to obtain approval from the Legal department.

If you are a director or Moody's Executive Officer seeking a waiver of the Code, you must fully disclose all relevant facts and circumstances to the General Counsel and the Chairman of the Audit Committee of the Board of Directors. Any waiver for directors and Moody's Executive Officers must be approved by the Board as a whole and promptly disclosed, to the extent required by law.



Our team

At Moody's, we are a collaborative and diverse team. We strive to create an inclusive environment where everyone feels welcome to be who they are. Our goal is to approach every interaction with inclusivity, care and commitment to help everyone reach their highest potential. Core to our values is to respect and support each other and preserve the dignity of everyone with whom we work.



Fair employment practices

Moody's is committed to maintaining a work environment in which every person can thrive, knowing they are valued, respected and welcomed.

RESPECTFUL WORKPLACE

We require a work environment that respects and protects the dignity of the people who work for and with Moody's. Each Employee is expected to act with integrity, dignity and fairness in all dealings with the Company, our people, our customers, other stakeholders and the public at large. We also expect everyone to conduct Moody's business affairs in a professional manner. Regardless of an individual's personal status or level at Moody's, every individual employed by, associated with, or who comes into contact with Moody's, must be treated with respect. All of us have a responsibility not to take any action that might reasonably be expected to impair or compromise the integrity of our business operations, embarrass or humiliate others, or trivialize or disregard the contributions of others.

EQUAL OPPORTUNITY EMPLOYER

Moody's success has always depended largely on our people. Their varied perspectives, backgrounds and individual styles add value to our Company, and we believe each person's role is vital to our success. We also believe equal employment opportunity is essential to our continued success – it enables everyone to enjoy equal opportunities and the rewards that come with them.

At Moody's, we recruit, hire, employ, promote and compensate individuals based on job-related qualifications and abilities. Moody's also has a longstanding policy of providing a work environment that respects the dignity and worth of each individual and is free from all forms of employment discrimination, including harassment, based on characteristics protected by law.

What are protected characteristics?

They include personal traits such as:

→ Race

→ Color

→ Sex or gender

→ Age

→ Religion or religious creed

→ National origin

→ Ancestry

→ Citizenship

→ Marital status

→ Sexual orientation

→ Gender identity or expression

→ Genetic information

→ Physical or mental disability

→ Military or veteran status

→ And/or any other characteristic protected by law

INCLUSION

Moody's recognizes the vital role that diverse perspectives play in driving our success and shaping our future. We believe that a workforce comprised of individuals with varied thoughts, backgrounds and experiences, creates an environment that makes our decisions smarter, our opinions stronger, our products more innovative and our workplace more welcoming. Our culture of inclusion and belonging is integral to our values, and we seek out other people's participation and opinion, regardless of their background or role.

DISCRIMINATION AND HARASSMENT ARE PROHIBITED

Discrimination and harassment, including sexual harassment and discriminatory harassment, violate many laws around the world, and will not be tolerated at Moody's. We prohibit discrimination against Employees as well as applicants for employment, interns (whether paid or unpaid), non-employees, customers, vendors and contractors providing services to Moody's in the workplace.



Fair employment practices

SEXUAL HARASSMENT

Sexual harassment includes harassment on the basis of sex, gender, sexual orientation, gender identity, gender expression, the status of being transgender or any other characteristic protected by applicable law.

What are some examples of sexual harassment?

→ Threatening adverse employment action if sexual favors are refused

→ Demands for sexual favors in exchange for favorable treatment

→ Unwelcome comments, flirtations, propositions or advances

→ Unwelcome physical contact such as pinching, patting, kissing, hugging or grabbing

→ Whistling, leering, improper gestures or offensive remarks

→ Sexual jokes or use of sexually explicit or offensive language

→ Displaying sexually suggestive objects or pictures

→ Sex stereotyping

→ Sexual assault or battery, or an attempt to commit these acts

The above list is not intended to be all-inclusive.

Sexual harassment includes unwelcome sexual conduct, including sexual advances, requests for sexual favors, and other verbal or physical conduct of a sexual nature, or which is directed to an individual because of that individual's sex or gender, when:

→ Submission to such conduct is either explicitly or implicitly made a term or condition of an individual's employment;

→ Submission to or rejection of such conduct is used as the basis for employment decisions affecting the individual; and/or

→ Such conduct has the purpose or effect of unreasonably interfering with an individual's work performance, violating an individual's dignity, or creating an intimidating, hostile, or offensive working environment.

Sexual harassment is prohibited without regard to the sex of the individual being harassed, whether the individual engaged in harassment and the individual being harassed are of the same or different sexes, or whether the employee accepts or rejects the advance. Employees should be aware that, in addition to being contrary to Moody's policy, sexual harassment can violate the law and that Employees who engage in such conduct may be held personally liable pursuant to local laws.

OTHER TYPES OF DISCRIMINATORY HARASSMENT

Other discriminatory harassment is also prohibited. This may include verbal or physical conduct that disparages or shows hostility or aversion toward an individual because of a **protected characteristic** that:

→ Has the purpose or effect of violating an individual's dignity, creating an intimidating, hostile, or offensive work environment; and/or

→ Has the purpose or effect of unreasonably interfering with an individual's work performance.

Recognizing harassment

  

It includes

Conduct that is written, verbal or physical in nature, such as:

→ Epithets or slurs

→ Threats

→ Intimidation

→ Jokes or pranks

or

Any hostile act that is posted or circulated anywhere on Moody's premises or uses Company resources, such as email or the internet, to create, send, receive or store written, graphic or harassing material

It can be committed by

Employees or Non-employees, including:

→ Superiors

→ Subordinates

→ Coworkers

→ Independent contractors

→ Contract workers

→ Vendors

→ Customers

→ Visitors

(Whether an Employee or Non-employee commits harassment, Moody's will take appropriate action.)

It can occur

In the office

or

Outside the office (e.g., at offsite customer-related, Moody's-related or after-hours events)

or

Through electronic communications, such as email, voice mail, text messages, instant messaging, collaboration tools, social media, and the internet – even on personal devices and during non-work hours



Fair employment practices

How can I help Moody's prevent discrimination?

Each Employee has a duty to comply with the provisions of this Code and any applicable discrimination and harassment policies. We expect you to promptly report any suspected or actual violations. If you are a manager, you must demonstrate your understanding of our policy by intervening, if possible, to prevent harassment and discrimination. If you are aware of or receive a report of discrimination or harassment, immediately report it to the People Team, the Compliance or Legal department or the Integrity Hotline. We expect supervisors and managers to report concerns of suspected discrimination or harassment immediately. Failing to report them violates Moody's policy and could lead to disciplinary action, up to and including termination.

What should I do if I believe I have experienced or witnessed harassment?

Moody's can only remedy this conduct if we know about it. If you believe you have observed or experienced harassment of any kind, report the matter as soon as possible to either:

→ Your manager

→ The People Team

→ The Compliance department

→ The Legal department

→ The Integrity Hotline by phone (see Our Resources for dialing instructions) or online

What happens when I report discrimination or harassment?

Moody's investigates all reports promptly, fairly and impartially. We also expect Employees to cooperate as needed in any investigations. If we determine that harassment or discrimination has occurred, Moody's will take appropriate corrective and/or disciplinary action, up to and including termination, regardless of the seniority or position of anyone involved. Because reporting harassment or discrimination can be extremely sensitive, Moody's keeps such reports confidential to the extent reasonably possible.



Personal relationships and nepotism

We maintain a high level of professionalism at Moody's and respect boundaries. To that end, we never let Personal Relationships negatively impact our Company or our reputation.

When an Employee uses their personal influence or power to either aid or hinder another in obtaining employment, promotion, increased compensation or other work-related benefits due to a Personal Relationship, it may create an actual, potential or perceived conflict of interest and/or unprofessional work environment. Personal Relationships between certain Employees also may expose both the Company and the Employees involved to embarrassment and/or potential legal liability.

Therefore, subject to applicable law, Moody's (i) prohibits any members of its Executive Leadership Team or Board of Directors from having a Personal Relationship with any other Moody's employee, and (ii) places restrictions on the employment and hiring of individuals who are in a Personal Relationship with a Moody's employee.

What should I do if I become aware of or become involved in a Personal Relationship?

You must promptly report to your manager and the People Team the existence of any Personal Relationship prohibited by the Personal Relationships and Nepotism Policy. Any manager who learns of such a Personal Relationship, either from an Employee involved in the Personal Relationship or from another source, must promptly notify the People Team.

Failure to report the existence of such a Personal Relationship may result in disciplinary action, up to and including termination of employment, consistent with applicable law.

What happens after a Personal Relationship has been reported?

After a Personal Relationship prohibited by Moody's policy has been reported, the Company will determine in its sole discretion what, if any, action to take to avoid an actual, potential or perceived conflict of interest and/or unprofessional work environment.

Subject to applicable law, such action may include one or more of the following: a change in the responsibilities of the individuals involved in the Personal Relationship; a transfer of one or both individuals to another line of business or department within Moody's; or one or both Employees may be asked to leave Moody's.

What qualifies as a "Personal Relationship"?

For purposes of Moody's Personal Relationships and Nepotism Policy, individuals in a Personal Relationship are relatives (by blood or through marriage or domestic partnership), spouses, domestic partners, individuals cohabitating and sharing financial responsibilities, and/or individuals in a romantic and/or sexual relationship.

 **Learn more**

Personal Relationships and Nepotism Policy



Health and safety

Moody's is committed to protecting the safety, health and well-being of everyone in our workplace.

Each of us at Moody's plays a key role in ensuring a safe work environment. One of the most important things we must do, both as a Company and as individuals, is to follow all environmental, health and safety laws and regulations everywhere we do business, including those related to public health emergencies. We believe that it is our obligation to respect the environment in the communities where we operate and live. We strive to operate in a way that protects and preserves our environment and natural resources and maintains a healthy, safe and environmentally sound workplace.

WORKPLACE VIOLENCE

To preserve a safe workplace, Moody's does not tolerate acts of workplace violence by Employees, customers, visitors, vendors, consultants, independent contractors, interns, temporary workers or other individuals doing business with us.

This includes any behaviors that:

→ Abuse, threaten or intimidate another person; or

→ Negatively affect an individual, either physically or psychologically.

If you have experienced or suspect workplace violence of any kind, report your concern to the People Team, Corporate Security or the Legal department. For more information, consult our Global Workplace Violence Prevention Policy.



Workplace violence can happen ...

→ **In our offices**

→ **At outside Moody's-related events**

→ **On Moody's technology resources, such as email, voicemail, the internet, instant messaging, collaboration tools and other communication channels**

No matter where workplace violence happens, we prohibit it at Moody's.

SUBSTANCE ABUSE

We expect you to conduct Moody's business free from the influence of any substances that impair your ability to work safely and effectively. That includes:

→ Alcohol;

→ Illegal drugs;

→ Controlled substances; or

→ Prescription medication (in some circumstances).

While we know there may be times when alcohol is served at Moody's-sponsored events or business-related meals or social functions, always practice moderation and act professionally and responsibly. Inappropriate behavior or consumption of alcohol may result in disciplinary action, up to and including termination. Because local policies and laws regarding drugs and alcohol may differ, know and carefully follow the rules for your location.

What is prohibited at Moody's?

While you are on Moody's premises or doing work for us, you may not:

→ Manufacture, distribute, dispense, purchase, transfer or transport illegal drugs or controlled substances

→ Possess or use illegal drugs or controlled substances without a prescription

→ Abuse alcohol or any drug, including prescription drugs



Health and safety

BUSINESS CONTINUITY

We persevere and thrive in the face of complexity, and we know that emergencies can happen at any time. We must be ready to manage and maintain our normal operations as best we can. Whether an emergency is technological, natural or human-caused, we expect you to be alert, prepared, able to adapt to change and push through difficult problems until we find a clear answer. That includes following all Moody's plans for business continuity, emergency notifications, evacuation procedures and remote working, if necessary.

If you work with vendors and other business partners, you should establish controls to limit disruptions during a potential outage or failure. Work continually to test and improve these plans and address any deficiencies.

 **Learn more**

Global Workplace Violence Prevention Policy

IT Use Policy

PurposeFirst and Remote Working Policy

 **Working remotely**

When working remotely, all Employees must follow Moody's PurposeFirst and Remote Working Policy, which requires you to (among other things):

→ Ensure that WorkWise reflects your assigned work location and work only from the physical work location attributed to you in WorkWise (unless you are approved to work in another location as part of the "Work From Anywhere" program).

→ If you wish to take advantage of the "Work From Anywhere" program, fully comply with its terms and conditions.

→ When working remotely, you remain subject to Moody's policies and procedures, and you must work your regular work schedule and be fully available to communicate with your manager and other Employees during regular work hours. Employees must also manage their personal responsibilities, including child and dependent care, in a manner that allows them to fulfill their job responsibilities.

Data privacy

Part of respecting people is respecting their privacy. For that reason, Moody's is committed to following privacy laws and handling personal information with extreme care.

PROTECTING PERSONAL DATA

Personal information is an important part of our work at Moody's. Whether personal data shared with us belongs to our Employees or third parties, we understand our duty to keep it private.

As a Moody's Employee, it is your responsibility to secure, protect and maintain the confidentiality of any personal data you access during and after your relationship with Moody's. Carefully follow applicable data privacy laws as well as Moody's IT Use Policy, Moody's Personal Data Retention Policy and any other Moody's policies or guidelines.

What are some examples of personal information?

→ Name
→ Contact information
→ Birth date
→ IP address and computer details
→ Email address
→ Photograph

→ Education and qualification details
→ Marital status
→ Number of dependents
→ Employment details including title, absences, salary and benefits
→ Performance evaluations

PHOTOGRAPHS, VIDEOS AND RECORDINGS

There may be times when Moody's or a third party takes photographs, video and/or audio recordings of our Employees, for use in connection with Moody's business (including in our internal or external materials, in electronic and print formats, on our intranet and external websites or on social media). We will, however, make reasonable efforts to inform you when you are participating in an event that is being photographed or recorded. If you choose to participate in these events, subject to applicable law, you consent to being photographed and recorded and permit Moody's to use this media at any time.

To prevent harassment and disclosure of material non-public information and/or private, confidential or proprietary information, Employees may not take any secret or unauthorized recordings or photographs while engaged in Moody's business. Local laws in many jurisdictions may also prohibit photography and/or video or audio recording without permission from the person being recorded. For more information on recording, please consult the Video/Audio Call Recording Policy.

ARTIFICIAL INTELLIGENCE

Artificial intelligence ("AI") has the potential to transform the way we do business, and we recognize this transformation brings new challenges. As a leader in safe and responsible AI use, Moody's has established a set of principles to foster a culture of thoughtful, responsible AI deployment. Moody's Principles for Responsible AI reflect our commitment to safe and responsible AI use.



🖥️ **Learn more**

IT Use Policy

GenAI resource hub

Personal Data Retention Policy

Principles for Responsible AI

Video/Audio Call Recording Policy

Our relationships

The way we deal with our customers, business partners and competitors molds Moody's reputation, builds long-term trust and ultimately determines our success.



Fair dealing

Moody's has a long-standing reputation for integrity. We build on that reputation when we act fairly and ethically in all our relationships.

FOLLOWING THE RULES

The way we deal with Moody's customers, business partners, competitors and Employees reflects on our Company, so we act fairly in every interaction, request and transaction. When you deal with others on behalf of Moody's:

→ Never take unfair advantage of others through manipulation, concealment, abuse of information, misrepresentation of material facts or any other unfair dealing practice.

→ Be honest about Moody's services and capabilities. Never make false claims.

→ If customers make requests or ask questions, be responsive and transparent – only promise what you can deliver.

→ Never grant a request to do something that you believe is unethical, could compromise the quality of our service or violate Moody's policies or the law.



Antitrust and competition

Moody's believes in fair competition on the merits. This means promoting our products and services and winning business based on the superior quality, price and service we offer our customers – never based on unfair or illegal business practices.

FOLLOWING ANTITRUST AND COMPETITION LAWS

Antitrust and competition laws prohibit a range of practices that prevent, restrict or distort free and fair competition. Such laws, which exist in most countries where Moody's operates, generally serve as the basis of Moody's policies aimed at promoting competition. Moody's is committed to upholding the applicable antitrust and competition laws and upholding the principles of free and fair competition in all of our commercial activities. We will not tolerate any business transaction or activity that violates them. Every Employee is responsible for compliance with applicable antitrust and competition laws and the relevant Moody's policies, including those related to antitrust and competition.

At Moody's, we do not:

→ Agree or collaborate with our competitors unless authorized to do so by the Legal department; or

→ Attempt to abuse our market position, such as by trying to exclude competitors or exploit our customers using anticompetitive means.

Antitrust and competition violations can lead to large fines for Moody's, fines, jail terms and other sanctions for individuals involved, and substantial damages for injured parties. Because the antitrust laws are broad in their language, they do not contain a definitive list of anticompetitive activities. So, we must watch for possible antitrust implications of Moody's business activities. Contact the **Legal department** if you encounter or suspect misconduct or a situation that could violate the law.

Before negotiating any agreement with a competitor, obtain clearance from the Legal department.

What can constitute an "agreement" or "collaboration"?

What can constitute an "agreement" or "collaboration" under antitrust and competition laws is broad. It does not need to be a written contract. It can be a verbal agreement or even an agreed "unspoken rule." The determining factor is whether there is a common understanding between the parties.

IDENTIFYING POTENTIAL ANTITRUST ISSUES AND ANTICOMPETITIVE ACTIVITIES

Antitrust violations often involve agreements or collaboration between competitors such as:

Price Agreements. Never communicate with a competitor about current or future prices, pricing policies, bids, costs, margins, discounts, promotions, terms and conditions of sale, credit terms or royalties. Follow this basic rule: Moody's must determine the price and conditions of sale of our products and services independently, never communicating with competitors, directly or indirectly, about these terms.

Allocation of Territories or Customers. Never agree with a competitor to sell (or not sell) in any geographic area or to any customers or class of customers or to divide or share business.

Antitrust and competition

Agreements to Limit or Restrict Production. Never agree with a competitor to restrict or increase production or supply. Contact Moody's Legal department in advance when you know competitors will be discussing limits on the collection of data.

Marketing. Never agree or coordinate with a competitor on sales, marketing or promotional activities or plans.

Hiring. While there may be times when companies agree not to recruit employees encountered through a collaboration (e.g., non-payroll contractors used by Moody's who have non-solicitation or non-hire clauses in their contracts), do not enter into any agreement that relates to not recruiting or hiring employees from other companies, regardless of whether the companies are competitors. Making agreements or sharing sensitive information about the terms of employment, such as salaries and benefits, of each company's employees may also be illegal.

Boycotts. Do not agree with a competitor to not sell to or buy from particular individuals or firms.



Provision or Receipt of Commercially Sensitive Information.

→ Do not share commercially sensitive information with competitors.

→ Do not participate in any third-party benchmarking unless you have advance approval from the **Legal department**.

→ If you receive commercially sensitive information about a competitor from the competitor or another party, forward it to the Legal department immediately. Do not review the information further, and do not open, process, discuss or disseminate it unless authorized to do so by the Legal department.

→ Do not discuss with anyone any commercially sensitive information about a competitor received from the competitor or another party without first obtaining approval from the Legal department.

→ Contact the Legal department before engaging a third party to gather competitive intelligence. While you may obtain competitive intelligence from public sources or customers, do not use third parties as conduits to share commercially sensitive information with or obtain commercially sensitive information from competitors.

Standardization. Standardization agreements enable customers to deal with multiple suppliers through a common interface. However, product standardization could, in some cases, violate antitrust laws. Consult Moody's Legal department before entering into any discussions about standardization.

Trade Associations. Use extra caution when participating in industry or trade association meetings with competitors. Before participating in an industry association working group that includes even one employee of a competitor, you must obtain approval from the Legal department.

At trade association meetings:

→ Request a draft agenda before the meeting.

→ Follow the agenda items closely.

→ Request that minutes be taken of the meeting.

→ Avoid discussions regarding competitively sensitive information or interactions that may violate antitrust and competition laws and regulations, or even give rise to the appearance of a violation.

→ Follow the guidelines issued by the organization and any additional guidance provided by Moody's Legal or Compliance departments.

→ If any interaction occurs that you believe may violate antitrust and competition laws, regulations or this Code, clearly express your concerns, ask for your objection to be recorded in the meeting minutes and take your own contemporaneous note summarizing the interaction and your objection, leave the meeting and contact Moody's Legal department for advice. If you become concerned about an interaction or meeting after the fact, send a contemporaneous note summarizing the interaction and your concern to Moody's Legal department for further guidance.



What information is commercially sensitive?

It includes non-public information about:

→ Prices or pricing policies

→ Bids

→ Costs

→ Margins

→ Discounts or promotions

→ Terms and conditions of sale

→ Credit terms

→ Royalties

→ Business or marketing plans

→ Promotional activities

→ Plans for dealing with customers or suppliers

→ Current or future R&D activities

Do not share this or any other information that could be useful to competitors.

Antitrust and competition

Limiting Customers' Ability to Deal with Competitors. Restrictions on customers' ability to deal with competitors, such as requiring them to buy all of their requirements from a particular seller, may sometimes violate antitrust law. Never enter into agreements that limit someone's ability to purchase goods or services from Moody's competitors without pre-approval from Moody's Legal department.

Predatory Pricing. Pricing below cost may sometimes violate antitrust law. Be sure to follow Moody's pricing guidelines and ask Moody's Legal department before offering a product or service at a price you believe may be below Moody's cost to provide the product or service.

Loyalty Discounts. Discounts provided in return for obtaining all or most of customers' purchases may sometimes violate antitrust law. Generally, volume discounts are permissible when they are part of a uniform schedule of purchases. However, discounts requiring customers to purchase all or most needs for a particular type of product from Moody's may sometimes be illegal. Ask Moody's Legal department before offering or implementing any loyalty discount.

Tying. Conditioning the sale of one product or service on the customer's purchase of a second, distinct product or service, may violate antitrust laws. Because the legality of any such tying arrangement depends on a number of complex legal and economic factors, do not implement such an arrangement without first asking Moody's Legal department.

Bundling. Offering discounts for the purchase of two or more products or services at a price lower than the sum of the prices of the individual products or services or only offering the products or services for sale jointly may sometimes violate antitrust laws. Because the legality of such arrangements depends on a number of complex legal and economic factors, no such bundling arrangement should be implemented for Moody's Ratings products or services without prior consultation with Moody's Legal department.

Refusals to Deal. Generally, Moody's has the legal right to refuse to buy from or sell to anyone, but we must reach these decisions independently. An agreement with a supplier or customer not to deal with a competitor could, however, violate the antitrust laws under certain circumstances. In some cases, even an independent decision to refuse to deal may be illegal. It is more likely a violation if it involves discontinuing a business relationship rather than refusing to enter a new relationship. A refusal may also be illegal if it is done to pressure someone not to deal with a Moody's competitor or to punish them for doing so. Do not agree with a supplier or customer about which third parties either may do business with. Ask Moody's Legal department before refusing to deal with a competitor or a customer of a competitor.

Price Discrimination. Under the EU regulations for credit rating agencies, fees charged by credit rating agencies must be nondiscriminatory and based on costs. Also, in the EU and certain other jurisdictions, price discrimination may breach antitrust and competition law in certain circumstances. While U.S. antitrust law provisions on price discrimination are typically not applicable to Moody's because they only apply to the sale of commodities or tangible products, a number of U.S. states have laws regarding price discrimination that do apply to services.

Disparagement. Statements critical of competitors, if false or misleading, are disparaging and could potentially violate antitrust laws, as well as the [fraud and deception laws](#). In your interactions with customers, always focus on selling Moody's products and services rather than disparaging competitors.

Beyond the types of arrangements discussed here, other competitor interactions could potentially violate applicable antitrust and competition laws. That is why certain interactions with employees of competitors require pre-approval from the Legal department. For more information on how to handle these interactions and when and how to seek pre-approval, see our [Interactions with Employees of Competitors - Procedure](#).

What do I do if I receive an inappropriate request from a competitor?

If a competitor asks you to enter into an agreement on pricing or suggests other potentially improper activity (such as that outlined here), including requests to share commercially sensitive information about Moody's practices, clearly and forcefully object to the request, end the conversation, make a contemporaneous note of the conversation and your objection, and immediately seek advice from Moody's Legal department. If you receive the request over email (or in another written form) do not respond. Immediately inform Moody's Legal department, which will help you determine any further action to take.



Learn more

Interactions with Employees of Competitors - Procedure



Engagement of consultants and contractors

Consultants and contractors act as an extension of Moody's business, so we carefully follow the rules when engaging with these individuals.

EMPLOYEES AS CONSULTANTS/ CONVERSION OF CONSULTANTS TO EMPLOYEES

If you are a current Moody's Employee, your role at the Company is clearly defined. You may not be engaged to work as either a consultant, independent contractor or contract worker for the Company. This situation is known as "dual employment," which we do not permit at Moody's, regardless of whether or not the work to be performed is related to your current duties, or whether or not payment is made outside of normal payroll routines.

Be aware, before you engage a former Moody's Employee as a consultant, independent contractor or contract worker for the Company, you must first obtain written approval from Moody's Legal department. Also consult the **Legal department** and **People Team** in situations where a current or past Moody's consultant, independent contractor, or contract worker wishes to become a Moody's Employee.

INDEPENDENT CONTRACTORS/ CONTRACT WORKERS

If you would like to engage any individual or entity to provide services to Moody's, including as a consultant, temporary contract worker or independent contractor (including staff augmentation resources), you must carefully follow Moody's **Non-Employee Engagement Policy**.



Learn more

Non-Employee Engagement Policy

Our company

Each of us, at every level of Moody's is a stakeholder in our Company's success.



Accurate business records

Because our business records help us make critical and strategic decisions for Moody's and fulfill our obligations, we make sure they remain accurate at all times.

MAINTAINING ACCURATE BUSINESS RECORDS

Moody's business records must always be reliable, with our books, records and accounts properly reflecting all transactions and other Company events. Because each of us contributes to Moody's records, we all have a responsibility to follow our policies and procedures and ensure that our records are:

→ Prepared accurately;

→ Reflective of the true nature of the transaction; and

→ Stored properly.

Why is accuracy so important?

Accurate records help Moody's fulfill:

→ Regulatory record-keeping requirements and Company policies

→ Our obligation to provide full, fair, timely and understandable financial information and other disclosures to the public and governments around the world

Make sure every transaction aligns with Moody's general or specific authorization and our policies. Never falsify or alter the Company's financial and other books and records. Never create or contribute to records that are intended to mislead anyone or conceal anything. Some examples include:

→ Making records appear as though payments were made to one person when they were actually made to another;

→ Submitting expense reports that do not accurately reflect the true nature of the expense; and

→ Submitting inaccurate sales results to the Accounting department.

Any Employee who creates or helps create misleading or falsified records could face disciplinary action up to and including termination. Submitting false financial results of any kind also violates this Code and can result in fraud charges against the Company.

What should I do if I believe an Employee has falsified a business record?

If you are aware of a potentially falsified business record, hidden funds or assets, false entries in Moody's books and records or any inappropriate payments, report the matter immediately to the Controller and the **Legal department** or the **Integrity Hotline**.

 **Consider this ...**

A coworker told me her spouse accompanied her on a business trip. She also submitted an expense report that included two expensive dinners and theater tickets. While she claimed a customer joined her for these events, I believe she was really with her spouse. What should I do?

You should report your concerns immediately. Submitting an expense report that falsely identifies who attended an event is strictly prohibited. See Moody's **Travel and Entertainment Policy** to learn more.

 **Learn more**

Travel and Entertainment Policy



Deception and fraud

Moody's understands that fraudulent activities can damage our bottom line and our global standing. We must rely on our talents to succeed - never deception or fraud.

TRUST THROUGH INTEGRITY

Building and maintaining trust is at the heart of Moody's business. Our customers, shareholders and third parties need to know they can rely on the things we do and say. That is why we must be honest and transparent in all our dealings and never engage in any form of fraud or deception with a customer, the Company or any other party.

To avoid any suggestion of deception or fraud:

→ Remember, a representation on its own can be misleading, even though each statement in it, considered separately, is actually true.

→ Disclose all important additional or qualifying information. Failing to do so may be a misrepresentation.

→ Never shade the truth when making representations.

→ Never claim characteristics for a product or service that it does not have.

→ Be able to prove any statements you make about Moody's and our competitors' products and services.

What is fraud?

Behind every act of deception or fraud is a misrepresentation, a statement that is not true or is misleading. This activity is also designed to give the person perpetrating the fraud an unfair advantage.



Conflicts of interest

To protect our Company's reputation and credibility, our personal interests and activities must never influence the decisions we make for Moody's.

RECOGNIZING AND AVOIDING CONFLICTS

As a member of the Moody's team, you have an obligation to conduct Moody's business honestly and ethically. That includes following our internal policies to properly handle and mitigate conflicts of interest between personal and business relationships.

Conflicts of interest can be actual or potential and can arise in a variety of situations, including:

Engaging Vendors. A conflict of interest may arise when an Employee's interest or connection to a vendor could conflict with Moody's interests. The purchase of all services and supplies must be made on the basis of quality, price and service. We must never choose a vendor based on its status as a customer or based on any personal connection an Employee may have with a vendor. You may not participate in the selection of a vendor if you or an immediate relation has a personal interest or other significant interest in the vendor.

Interests in Outside Entities. An Employee's outside activities or business interests could conflict with their duties at Moody's or with Moody's interests. Remember, any decision to do business with individuals or companies must be based solely on Moody's best interests.

→ Do not select vendors, business partners or contractors, or make decisions (including rating process participation) for any entity, if you, an immediate relation (e.g., a spouse, partner, parent, child or sibling), or anyone with whom you have a close relationship, has a significant interest in that entity.

→ Do not acquire any interest in an entity that could create a conflict of interest without first obtaining approval from your manager or supervisor. Then have the **Compliance department** review your request.

→ If you are unsure if an interest in an entity is significant and/or reportable, disclose it to your manager, who can decide if your engagement with that entity would be appropriate and if you should report it to the Compliance department.

→ For additional guidance on outside business interests, see our **Outside Interests and Other Potential Conflicts Policy**.



What is a conflict of interest?

A conflict exists when your personal interests interfere in any way with the Company's interests.

 **Disclosing conflicts**

EMPLOYEES: You must disclose any actual or potential conflicts of interest so Moody's can determine how (if possible) to mitigate the conflict. If you are unsure if a particular situation creates a conflict of interest, discuss it with your manager or contact Compliance.

EXECUTIVE OFFICERS AND DIRECTORS: Special rules apply to Moody's Executive Officers and Directors. Before engaging in conduct that creates an actual, apparent or potential conflict of interest, disclose all facts to the General Counsel and the Chairman of the Audit Committee of the Board of Directors. Also obtain prior approval from the Board of Directors.

Positions With Outside Entities. When an Employee of Moody's serves as an officer or director of, or holds another position with, an outside entity, their duties with that outside entity may conflict with Moody's interests. You may not accept such a position without prior approval from your manager and review from the Compliance department. Be aware that stricter rules apply to employees of Moody's Ratings, as well as Directors and Executive Officers of Moody's Corporation. Before accepting employment with an outside entity, discuss it first with your manager or supervisor so you can avoid a conflict and ensure compliance with our policy.

Prior Employment. An Employee's previous employment with a customer, issuer, vendor or other business contact may conflict with their job duties at Moody's. In a situation like this, you may not be permitted to participate in certain activities relating to a prior employer, at least for a certain period of time.




Conflicts of interest

Improper Personal Benefits. A conflict of interest may arise when an Employee or a member of their family receives improper personal benefits due to their position at Moody's. These benefits might include discounts, gifts, opportunities or other advantages that would not be provided to you but for your position at Moody's and are not offered to other similarly situated employees. You may not accept benefits that have not been authorized and approved by the Company, including loans or guarantees of personal obligations offered to directors and executive officers. For questions related to what might constitute an improper personal benefit, contact the Compliance department.

Personal Relationships. When a Moody's Employee has a personal relationship with an employee of a customer, issuer, vendor or other business contact, that may create a conflict of interest. If you become involved in or have a personal relationship like this, notify your manager and the Compliance department so they may assess the situation and advise you whether any steps must be taken to mitigate the conflict.

Business Travel. When an Employee improperly benefits from personal travel rewards, that may create a conflict of interest. If you travel for Moody's business, follow Moody's [Travel and Entertainment Policy](#) and take advantage of the lowest logical fare and accommodations offered. Do not choose particular carriers or hotels based solely on your personal preference or participation in a rewards program if more cost-effective alternatives are available.

💬 **Consider this ...**

I was recently hired as an information services manager for Moody's. For many years, I have had a private investment in a software company, which is now worth $20,000. My first assignment will be to develop specifications for the purchase of a new software package, and the company I am invested in is one of the vendors Moody's is considering. Since I don't believe this will affect my judgment or create a conflict of interest, can I just keep this to myself?

No. You should have disclosed this investment when you were hired at Moody's. If you make an investment like this after being hired, notify your manager immediately of your ownership in this company. Your manager will decide if you should be taken off that particular assignment and/or report this outside interest. As a general matter, you cannot participate in decisions about engaging a vendor if you have any personal interest (financial or otherwise) in that vendor.

May I sell products to coworkers or Moody's customers? What about charitable contributions?

Moody's does not permit Employees to solicit other Moody's Employees or customers for personal gain, whether you are on working time, on a break or at lunch. This applies not only to selling products, but also to soliciting gifts, entertainment, social invitations and other personal benefits. We also prohibit use of Company resources, including phones, email and computers, to engage in outside business activities. NOTE: You may solicit charitable contributions from other Employees or raise funds on behalf of charitable organizations, as long as you do not solicit any subordinates. Also remember, you may not use Moody's [technology resources](#), including Moody's email system, to solicit contributions.



Do's and don'ts of charitable activities

When engaging in charitable activities:

→ **Do so independently, using your own time and resources – not Moody's.**

→ **Do not let your activities interfere with your work for Moody's or harm our reputation.**

→ **Do not donate in Moody's name or speak for our Company unless you are authorized. We will not reimburse you for personal donations.**

→ **Never pressure your coworkers to support or donate to any cause, whether or not it is sponsored by Moody's.**

🖥️ **Learn more**

[Outside Interests and Other Potential Conflicts Policy](#)

[Travel and Entertainment Policy](#)



Accepting gifts, entertainment and other offers

At Moody's, we build business relationships on mutual trust and integrity. We never rely on improper offers to gain influence or favor.

RECOGNIZING INAPPROPRIATE OFFERS

Business courtesies are common in business, but when they are inappropriate, they can lead to serious problems for Moody's. Receiving gifts, entertainment or anything of value from someone who does or seeks to do business with Moody's can create an actual, potential or the appearance of a conflict of interest. It can also lead to accusations of bribery. For that reason, Moody's strictly limits the types of gifts, entertainment or other things of value Employees may give to or accept from business contacts.



Can I accept this from a business contact?

Gifts

Moody's Employees (except Rating Personnel as discussed) may accept occasional non-cash business gifts of nominal value less than US$50 per gift, not to exceed $100 per year from any business contact.

No Moody's Employee may accept

→ Cash or a cash equivalent, like a gift certificate or gift card

→ Any item of any value when it is offered to influence a decision at Moody's

→ Anything that is extravagant, lavish or exceeds social or business custom, such as a gold wristwatch or a case of fine champagne

→ Anything of value that is concealed or not offered openly and transparently

→ Anything from a business contact that has been solicited or encouraged for them to offer

If you receive an inappropriate offer, decline it immediately and/or return it to the giver as tactfully as possible. You may refer to this Code when returning the offer and report it to your manager and the Compliance department.

Entertainment

All Moody's Employees (except Rating Personnel as discussed) may accept invitations from business contacts to participate in entertainment (such as meals or a sporting event), provided the business contact is present and there is a legitimate business purpose.

Depending on the value of the event, you may have to obtain pre-approval from your manager and the Compliance department. See the Gifts, Entertainment and Anti-Bribery Policy for more information about required approvals.

RULES FOR RATING PERSONNEL

Rating Personnel may not solicit or accept anything of value from any rated entity or their sponsors or agents.

Rating Personnel may only accept minor incidentals provided in the context of a business interaction (such as light meals, pens and paper), as long as such minor incidentals do not exceed a value of US$25 (or the local equivalent) per person, per business interaction, per day. To learn more about the limitations on gifts, entertainment or other things of value for Rating Personnel, see the Gifts, Entertainment and Anti-Bribery Policy. If you have any questions about the appropriateness of any offer, seek guidance from the Compliance department before accepting.

Gifts, entertainment or other things of value offered to Rating Personnel by any other entity are subject to the restrictions for all other Moody's Employees.

What about giving gifts? Are there rules on what gifts I can give to business contacts?

For information on what gifts, entertainment or other things of value can be provided to Moody's business contacts, review the Anti-Bribery and Anti-Corruption section.

 **Learn more**

Gifts, Entertainment and Anti-Bribery Policy

Anti-Bribery and Anti-Corruption

Confidential information

Information is critical to our business and our relationships, so we handle it with care and protect it from misuse or disclosure.

MAINTAINING CONFIDENTIALITY

In the course of your work for Moody's, you may come across information that is confidential, including:

→ Moody's internal business information;

→ Employee information; and

→ Customer information.

Protecting confidential information helps us fulfill our legal obligations and encourages customers' good faith disclosures. If confidential information is disclosed inappropriately, it could harm Moody's reputation and violate laws, so remember your obligation to protect it.



How do I protect confidential information?

→ Because a wide variety of information is confidential, use caution and do not disclose such information before confirming whether it is confidential.

→ If you are unsure if certain information is confidential, contact your manager or Moody's **Legal department**.

→ Only share confidential information with other Moody's Employees when they have a valid business purpose to know the information and in compliance with applicable policies.

→ Do not discuss confidential information with third parties, including family members or business or social acquaintances, or in places where you can be overheard, such as taxis, elevators or restaurants.

→ Secure documents, devices, and computer files containing confidential information, whether in the office or outside the office.

When it comes to confidential information, remember:

→ Moody's Legal department must review all agreements relating to confidentiality prior to execution.

→ Special requirements apply when exchanging Confidential Business Information and Covered Business Information. See our **Moody's Ratings - Moody's Analytics Separation Policy** to learn more.

→ The use of personal email accounts to store, transfer or distribute Moody's confidential or proprietary information is not permitted. For a full discussion of the policy requirements and what to do under exigent circumstances, please see the **IT Use Policy**.

→ Disclosing or misusing confidential information could also violate laws related to **insider trading** and **data privacy**.

→ Employees who improperly disclose or misuse confidential information may face disciplinary action, up to and including termination.

→ Your obligation to keep information confidential continues even after your employment with Moody's ends.

For more information on how to protect confidential information, refer to Moody's **Confidential Information and Material Non-Public Information Policy**.



Confidential information

PROTECTING MOODY'S TRADE SECRETS AND PROPRIETARY INFORMATION

Through your work, you may also learn facts about Moody's business, plans or operations that have economic value because we have not disclosed them to competitors or the public. These are the Company's trade secrets and proprietary information, which you must keep confidential.

→ Do not disclose trade secrets and proprietary information externally unless your business duties require you to share it, and only share it with parties with whom Moody's has a confidentiality agreement.

→ Remember, these rules apply equally to our customers' trade secrets.

→ If you are unsure if you may disclose a trade secret or proprietary information to a third party, contact Moody's Legal department.



Recognizing trade secrets and proprietary information

A few examples of such information include:

→ Customer lists

→ Terms offered or prices charged to customers

→ Non-public algorithms, formulas or methodologies

→ Marketing or strategic plans

→ Potential acquisitions

→ Proprietary product designs or product systems developments

MOODY'S RATING PROCESS

Moody's goal is to maintain an active and constructive dialogue with all market participants, including issuers, investors and intermediaries. When we safeguard our continued access to non-public information, we advance the important role played by Moody's Ratings in the market. It is particularly important to protect the confidentiality of the information shared with us by the issuers we rate and information relating to the credit rating process.

→ **Issuer Information.** When speaking with investors, subscribers, the press or other third parties, do not disclose confidential information that has been provided by an issuer and not previously disclosed in our published credit ratings or credit research products or other publicly available sources. Only include confidential information received from issuers in our publications if the issuer has given prior consent.

→ **Future Rating Actions.** When speaking with investors, subscribers, the press or other third parties, do not give any guidance as to possible future rating actions on any issue or issuer, unless that information has been publicly announced in a Moody's Ratings press release. this restriction applies to the existence, timing or substance of an upcoming rating action, as well as the absence of a rating action. Also, do not give, either implicitly or explicitly, orally or in writing, any advance assurance or prior guarantee of, any rating action.

→ **Rating Committees.** Rating committee deliberations must also be kept confidential. While ratings are determined by majority vote of a committee, Moody's Ratings publishes only one rating opinion. Accordingly, do not disclose to third parties or issuers information regarding the rating committee process, including the vote breakdown or the fact that an analyst might have disagreed with the decision reached by the committee. Also, do not disclose the names or titles of members of a rating committee. If you are a Moody's Ratings employee, keep in mind that there are additional policies and procedures relating to the identification and management of conflicts of interest that may arise in connection with the credit rating process. Familiarize yourself with and follow those policies.

 **Learn more**

Moody's Ratings - Moody's Analytics Separation Policy

IT Use Policy

Confidential Information and Material Non-Public Information Policy






Confidential information

SEPARATION OF MOODY'S RATINGS FROM OTHER MOODY'S BUSINESS SEGMENTS

The essence of our credit rating business is the absolute and unquestioned integrity of our ratings, measurement and evaluation processes. As an Employee, you may not engage in any conduct that interferes, or might have the appearance of interfering, with the outcome of any specific rating, measurement or evaluation process of Moody's Ratings in a manner that could compromise (or appear to compromise) the integrity of such process.

For these reasons, although Moody's Ratings Employees and Employees in other parts of Moody's frequently collaborate and share business information in certain circumstances, we operate Moody's Ratings separately from other Moody's business segments. As a credit rating agency, Moody's Ratings is required to establish, maintain and enforce policies and procedures to address and manage conflicts of interest, including those resulting from its affiliation with other Moody's business segments. The Moody's Ratings - Moody's Analytics Separation Policy addresses this risk and provides direction on when, and under what conditions, certain Employees may exchange specified categories of information. All Employees are required to comply with the Moody's Ratings - Moody's Analytics Separation Policy.

If you have questions relating to the separation of Moody's Ratings from other Moody's business segments, seek guidance from the Compliance department. If you believe you may have improperly or inadvertently received information that violates the Moody's Ratings - Moody's Analytics Separation Policy, notify your manager and the Compliance department immediately.

💬 **Consider this ...**

I am working on a major contract to provide certain Moody's data products to a large multinational financial institution, ABC Bank. As the negotiations draw to a close, an executive of ABC Bank told me that ABC Bank recently met with Moody's Ratings about a credit rating for a large debt offering they are planning. The ABC Bank representative is concerned the bank will not get the credit rating he was hoping for and asks if I could call my colleagues in Moody's Ratings and put in a good word for ABC Bank. Is this appropriate?

No. It would be inappropriate to make a call like this. As an Employee in a Moody's business that is separate from Moody's Ratings, you may not engage in conduct that might have the appearance of interfering with or attempting to influence the outcome of a specific credit rating.

 **Learn more**

Moody's Ratings - Moody's Analytics Separation Policy

Intellectual property

We are committed to protecting intellectual property rights by securing and responsibly handling the ideas, works and innovations of others.

CREATING YOUR WORK PRODUCT

During the course of your employment, Moody's owns all intellectual property rights in your Work Product, to the extent permitted by law. This includes all copyrights, trademarks, patents, and know-how associated with your Work Product.

If any Work Product you create is not deemed "work made for hire" or does not belong to Moody's, you agree to assign to Moody's all your rights, title and interest in the Work Product. That includes present and future copyright and patent rights. If local law prohibits assignment of rights, you grant Moody's an exclusive, unlimited, worldwide, perpetual, irrevocable, royalty-free license to your Work Product, to the extent allowed by law.

When it comes to your moral rights of your Work Product, you irrevocably consent to Moody's (in accordance with the law) using your Work Product in any manner that might otherwise infringe on your moral rights.

You will:

→ Complete any documents necessary to document Moody's ownership of your Work Product.

→ Promptly disclose to Moody's any new Work Product that you develop.

Do not misuse any third-party intellectual property, confidential or proprietary information or trade secrets in creating your Work Product or performing any service for Moody's.

What is your work product?

In general, Work Product is the work you create during your employment with Moody's.

What are protected works?

They include:

→ Most publications

→ Computer software

→ Video and audio tapes or files

→ Certain databases

→ Material displayed or published on websites, including articles, musical recordings (such as MP3 files), graphic designs, photographic images and audiovisual materials

PROPER COPYING AND USE

The foundation of our business at Moody's is based on our valuable intellectual property. We must be sensitive to the intellectual property rights of others and the laws protecting intellectual property. Generally, it is against the law to make copies of legally protected works or use them without proper permission. Wrongfully copying copyrighted materials can lead to liability for you and Moody's.

When preparing any Work Product (including presentations to or publications for Moody's Employees, customers, investors or other third parties), do not copy or use protected works prepared by anyone who is not a Moody's Employee (or was not a Moody's Employee when the work was prepared), unless you:

→ Acknowledge using the protected work and in your Work Product, identify (at a minimum) the name of the author, publisher and owner of the work.

→ Accompany extracts of protected works with Moody's own analysis, critique or commentary.

→ Obtain the owner's written consent if you use more than an insubstantial portion of the protected work. Moody's Legal department can help you determine whether written consent is required.

Keep in mind, laws sometimes permit limited "fair use" or "fair dealing" of protected works. Consult Moody's Legal department before relying on this right.

 **Consider this ...**

If our Company pays $1,000 a year for its subscription to a weekly industry newsletter, would it be fair use to make 12 complete copies of that newsletter each week for our regional sales managers?

No, it would not. It may be a fair use to occasionally copy a limited excerpt from the newsletter and circulate it to the regional offices, but not if such copying would effectively serve as a substitute for the subscription. Consult the Moody's Legal department for any specific questions in this area.

When is copying permitted?

Depending on applicable law or the terms of use of the website you are copying from, there are some instances when copying may be permitted, for example when:

→ Preparing a new work summarizing others' copyrighted material and including it in Company publications or reports along with brief quotations

→ Occasionally copying and citing small portions of a publication (e.g., an article or book), but not extensive or regularly copying a publication to reduce subscription costs and broaden internal distribution

→ Making an archival or backup copy of a computer program

→ Forwarding a link to a website where information is published

Some of these examples may still be prohibited due to third-party confidentiality obligations or contractual restrictions. Circumstances when copying is permitted may differ depending on a jurisdiction's intellectual property laws and the facts related to the copying. If you have any questions, consult Moody's Legal department.

Use of Company resources

As Moody's Employees, we are all stewards of our Company's resources.
We must use them responsibly and protect them from theft, carelessness or waste.

SAFEGUARDING OUR ASSETS

Moody's resources are critical to our daily work and operations, and because each of us uses our resources in some way, we also have a duty to protect them, use them efficiently and follow our policies to prevent damage, theft or misuse.

Use Company assets, including Company time, equipment, materials, resources and information, for business purposes only. Do not use Company office space for personal meetings, and keep personal calls, emails and internet usage on or from Company equipment to a minimum.

Remember, you may not use Moody's resources, including computers, systems (email, messaging, phone, etc.) or other assets, to advance your personal interests, including your personal volunteer, charitable or other public service interests, regardless of whether such interests have been formally reported as interests in outside entities.

SAFEGUARDING OUR TECHNOLOGY RESOURCES

When using Moody's technology resources, carefully follow the IT Use Policy to ensure proper use. You may never use our technology resources to transmit, download, display, otherwise disseminate or condone the receipt of any sexually explicit material or any material that may be perceived as harassment of others. If you receive such material, immediately report it to your manager or the People Team.

Always remember that Moody's technology resources, including computers and the internet, are intended to be used for Moody's business. Minimize your personal use and never allow your personal use of these resources to interfere with your work.

Are my personal messages private?

Subject to local law, you should have no expectation of privacy while using any Company technology resources such as computer equipment, voice mail or networking equipment, including email, collaboration tools, instant messaging, SMS/text messages or similar technologies. Moody's reserves the right to monitor use of our technology resources and any communications transmitted or received through our systems without notice where permitted by law. This allows Moody's to:

→ Protect the security of our documents, data, information and systems;

→ Maintain quality standards;

→ Provide business continuity and record retention if an Employee is absent or leaves the Company;

→ Respond to subpoenas, judicial orders or other requests of a governmental agency or authority; and

→ Investigate concerns of wrongdoing, illegal acts or violations of policy by current or former Employees.

To the extent permitted by law, Moody's may use the results of a review, audit, inspection, interception, access or disclosure for disciplinary purposes or in legal proceedings. Also, by using Company computer, voice mail and electronic communications systems, you acknowledge your understanding of Moody's rights and consent to them where permitted by law.

If you do not want your private personal data inspected, do not use Company equipment for personal matters or save your data on Company computer storage devices. Remember, when you leave the Company, you must return any Moody's property to the Company and Moody's may not be able to return to you any personal data that you stored on Company computer systems.



Use of Company resources

What are Moody's resources?

They include:

→ Money

→ Time

→ Equipment

→ Phones and computers

→ Internet access

→ Information

→ Materials

→ Supplies

→ Technology

→ Information resources (including computer systems, voice or email, all copies of documents, messages and any information created, sent, received or stored on our systems)

GOOD CYBERSECURITY PRACTICES

As an Employee, carefully following Moody's cybersecurity policies and procedures will help us secure our technology resources. Remember:

→ You are responsible for safeguarding your passwords to access all Company technology resources, including computer and voice mail systems.

→ Never share your passwords with anyone, and do not access any account on Company computer or voice mail systems other than your own, unless you are a member of Moody's IT department conducting technical support.

→ Safeguard Company laptops, smart phones or any other technology resources provided to you and observe high standards of care to prevent these resources from being lost, stolen or accessed by an unauthorized person.

→ Never disable or attempt to evade Moody's security features and controls, such as firewalls, proxy servers and anti-malware software, which protect our technology resources and information.

If you suspect or become aware of any unauthorized access to or loss, damage or misuse of any Moody's technology resources or information, or anything that might compromise the security of our systems, immediately report it to Moody's Help Desk.

 **Learn more**

IT Use Policy

Use of personal devices and social media

Our personal activities can potentially impact our Company's business and reputation, so we must use care and never allow our personal activities to harm Moody's or anyone else.

PERSONAL DEVICES

Moody's understands the importance of personal devices in our everyday lives. But be aware, your use of any type of personal electronic devices while conducting Moody's business is subject to our policies, including the IT Use Policy, the Moody's Ratings' Electronic Communications Policy, and in some cases, agreements relating to use of personal mobile devices.

If you do any work remotely for Moody's, you may be approved to have remote access to Moody's technology resources through a secure Virtual Private Network ("VPN") or other remote access technology. You may also be permitted to access those resources through certain personally owned mobile devices using a Moody's selected third-party downloadable software application.

Do not download, copy, save, create or work on any Moody's files containing confidential or proprietary information on any system, device or application that is not a Moody's technology resource. All Moody's work must be performed on a Moody's issued/approved device, approved personally owned mobile device, or a Moody's virtual desktop. Do not use any personal email accounts to store, transfer or distribute Moody's confidential or proprietary information.

Always take care not to disclose confidential information.



SOCIAL MEDIA

Moody's recognizes that social media is an important tool that can help us communicate with a wide range of external stakeholders as well as current and future Employees. Social media also plays an important role in many people's personal lives. While using certain social media sites (e.g., LinkedIn, etc.) for legitimate business purposes may be useful to you in your work at Moody's, access to certain social media sites has been blocked from Moody's network, including sites that are primarily used for personal communications, such as Facebook.

Keep in mind that social media must be used appropriately and should never be used in a manner that could disclose confidential information. For example, when attending Moody's meetings or traveling for business, you should not publicize your activities or location on social media or through GPS-based mobile applications as it could alert others about non-public events or information.

Before engaging in social media activity, consult Moody's Social Media Policy, which provides guidance on the appropriate use of social media, whether you are engaging in such activities on Moody's behalf or not.

 **Learn more**

Social Media Policy

IT Use Policy

Moody's Ratings' Electronic Communications Policy

Our responsibility

No matter our jobs at Moody's or where we work, we all have a duty to uphold the laws and regulations that apply to our business.



Insider trading and market abuse

Trust is essential to who we are. So, we take special care with material non-public information, keeping it confidential and never sharing it or using it for securities trading.

UNDERSTANDING THE LAW

As an Employee, you may have access to confidential information that is not available to the public. That information is for Moody's business purposes only. You may not use or share confidential information to trade securities (such as Moody's stock). This act is known as "insider trading."

The insider trading laws and regulations of the United States and many other jurisdictions prohibit buying, selling or tipping someone else to buy or sell a company's securities when you have material non-public information about that company. Violations could lead to heavy fines (including for Moody's) and lengthy prison terms. In the United States (or when trading on a U.S. stock exchange), violators could also face civil penalties of up to three times the profit gained or loss avoided. In other countries, penalties include fines, public censure, compensation/restitution orders and injunctions and potential prison terms.

If you are in possession of material information before it is publicly disclosed, wait until at least the third business day after disclosure before you trade. This gives the market sufficient time to absorb the information.



What is material or inside information?

Information is "material" when a reasonable investor would think it important in deciding whether to buy, hold or sell a security; in short, it is any information that could reasonably affect the price of the security.

In other jurisdictions, material information may be called "inside information" or "price-sensitive information."

Some examples include:

→ Sales results

→ Earnings or estimates (including reaffirmations or changes to previously released earnings information)

→ Dividend actions

→ Strategic plans

→ New products, discoveries or services

→ Important personnel changes

→ Acquisition and divestiture plans

→ Financing plans

→ Proposed securities offerings

→ Marketing plans and joint ventures

→ Government actions

→ Major litigation, litigation developments or potential claims

→ Restructurings and recapitalizations

→ Negotiations or termination of major contracts

→ Potential or pending rating actions



What is "tipping"?

You can violate insider trading and "market abuse" laws by sharing material non-public information with another person. If you do, you can be penalized even if you received no financial gain, or in some jurisdictions, if you did not intend to engage in insider trading.

Do insider trading laws only apply in the United States?

No. Insider trading violates fundamental concepts of fairness that are a basic part of Moody's values. If you work outside the United States, you can still be charged under U.S. laws for insider trading of U.S. securities. In addition, many countries in which we do business have similar laws, such as "market abuse" laws, which may be even broader than those in the United States. In France, for example, such conduct may violate both insider dealing laws and other regulations and result in substantial fines and jail terms. The rules on market abuse apply in all countries in the EU.

Since I am not an analyst in Moody's Ratings, I do not receive material non-public information about issuers. Do these rules really apply to me?

Yes. Regardless of your job at Moody's, insider trading laws apply to you. You may learn information about Moody's business plans through your work that could be material non-public information about Moody's or another company. For example, you may learn that Moody's plans to increase its ownership interest in an affiliate. That company's stock price may change as a result. The same rules that apply to material non-public information about Moody's (or the issuers with which we do business) also apply to information you learn about other companies.

Insider trading and market abuse

 **Consider this ...**

I am an analyst in Moody's Ratings, and while analyzing a U.S. issuer, I reviewed a non-public agreement that will allow the issuer to enter a profitable new line of business. I casually mentioned it to my sister-in-law. Since she does not trade securities, is this acceptable?

No, it is not. Even though your sister-in-law does not generally trade stocks, she could still do so – or share the information with someone who might trade. And after the issuer discloses the agreement, its stock price may well change, earning a profit for investors. By sharing material non-public information about this issuer, you could be found to have violated U.S. insider trading laws, even if you do not make a profit.

SECURITIES TRADING

To comply with the law and facilitate internal monitoring, Moody's requires certain Employees to report certain securities holdings and transactions. For more information on ownership and holding restrictions, as well as any potential reporting requirements you may have, see Moody's Securities Trading Policy or contact the Compliance department.

Do I have to check with anyone before trading Moody's stock?

Unless you are a Moody's officer or director or have been designated an "insider" by the Legal department because you regularly possess material non-public information about the Company, you do not have to check with anyone before trading Moody's stock. You may buy or sell Moody's stock whenever you wish, as long as you do not possess material non-public information about Moody's. If you have any doubt whether information is material, contact Moody's Legal department.

What are the rules for reallocating Moody's securities in my Moody's profit participation plan?

If you possess material non-public information, you may not change the allocation of Moody's securities in your profit participation plan. However, it is not a violation to make purchases in relation to elections you made previously, when you did not have the information.

 **Learn more**

Securities Trading Policy

Anti-bribery and anti-corruption

Because trust is integral to who we are at Moody's, we will not engage in any activity that breaches trust, including acts of bribery or corruption.

KNOWING AND FOLLOWING THE LAW

Anyone who acts on Moody's behalf, including Employees and third parties must represent our Company honestly and ethically. That includes never engaging in commercial or public sector bribery. We follow the anti-corruption laws in various jurisdictions, including the U.S. Foreign Corrupt Practices Act ("FCPA") and the UK Bribery Act 2010 ("UK Bribery Act"), which subject Moody's and our Employees to serious penalties for violations. See our Gifts, Entertainment and Anti-Bribery Policy to learn more.

Moody's may be liable for improper payments made by third parties acting on our behalf, so if you work with third parties who will interact with our customers or prospects, including public officials, be sure those third parties are formally vetted before contracting for any services. See the Covered Third Party Anti-Corruption Due Diligence and Contracting Procedures to learn more.

We are also required to make sure Moody's books and records accurately reflect the true nature of our transactions. We must also maintain internal accounting controls to prevent and detect improper transactions. That is why all information relating to our business expenses and other costs must be recorded accurately and completely.

When is it permissible to give gifts, entertainment or other things of value to business contacts?

It is generally acceptable if:

1. The cost is reasonable and justifiable under the circumstances.

2. You have complied with applicable laws.

3. You have not attempted to obtain or retain an improper business advantage, and it does not reflect negatively on Moody's reputation or the recipient's.

4. The offer is bona fide and relates directly to a legitimate business purpose.

5. You have receipts and proper documentation. to support the offer.

Keep in mind, you may not give gifts, entertainment, or anything else of value to public officials, either directly or indirectly, without first complying with all of these requirements and Moody's Gifts, Entertainment and Anti-Bribery Policy. The Compliance department must approve, in advance, any gifts, entertainment or other things of value offered to public officials. If you have any questions regarding bribery and corruption matters, including questions about local anti-bribery laws, contact the Compliance department.

What do I do if I receive an inappropriate request?

Decline the request firmly and immediately. If a customer, public official or other business contact requests a bribe, kickback or other prohibited payment or gift, tell the person you will not consider the request, and immediately inform your manager and Moody's Legal department.

What is prohibited?

If you work on Moody's behalf, you may not:

Offer, promise or give money, gifts, entertainment or anything else of value, directly or indirectly, to a business contact, including public officials, with the intent of receiving favorable treatment in exchange

or

"Turn a blind eye" to the likelihood that an agent or other third party is making an improper payment in connection with Moody's business



What kinds of gifts, entertainment or other things of value require compliance approval before giving them to a public official?

→ Gifts

→ Promotional items

→ Travel expenses

→ Meals, entertainment, recreation and other hospitality

→ Tickets to sporting, cultural or other events

→ Charitable donations – whether in cash or various forms of sponsorship (such as dinners or golf tournaments

→ Business opportunities

→ Discounted or free products or services

→ Internships, secondment or employment for public officials or their family members

→ Loans

→ Assistance with medical care

 **Learn more**

Gifts, Entertainment and Anti-Bribery Policy

Covered Third Party Anti-Corruption Due Diligence and Contracting Procedures

Political activities

When we participate in the political process, either as a Company or as individuals, we must act ethically and with integrity.

PERSONAL AND CORPORATE ACTIVITIES

As individuals. As a Moody's Employee, you are free to participate in the political process on your own time, as long as you do not imply that you are acting on Moody's behalf. Do not permit your Moody's affiliation to be noted in any outside organization's materials or activities without the approval of Moody's Legal department unless you are serving as a Moody's representative. Individual participation must be completely voluntary and occur only during non-working hours. Do not use Moody's funds, time, equipment, supplies or facilities for your personal political activity.

As a Company. Corporations are not permitted to make political contributions in connection with any election involving a United States federal office. There are similar laws in some states and other countries. Your personal contributions must not be made with, or reimbursed by, Company funds in U.S. federal campaigns or in other U.S. or foreign campaigns where it is illegal.

Discuss any proposed Company political contribution in advance with Moody's Government, Public and Regulatory Affairs department. For more information, see the Political Activities and Lobbying Policy.

LOBBYING

Working to influence legislation or "lobbying" is restricted by laws of the United States, certain states and other countries or jurisdictions. These laws require Moody's to report its lobbying activities, which may include communications you have with any members of U.S. federal, state or local legislative or executive office, or in other jurisdictions, with any members of legislative or executive office or public officials that are meant to influence any action on the Company's behalf.

Before advocating for a public position on government actions on Moody's behalf, contact Moody's Government, Public and Regulatory Affairs department. If you serve on a government advisory board, also be aware of any restrictions on your ability to promote Moody's business during your board work.



Learn more

Political Activities and Lobbying Policy

International business operations

Moody's is privileged to conduct business around the world. We do so ethically, promoting integrity in international trade and following the law.

ECONOMIC AND TRADE SANCTIONS

Because Moody's operates in a variety of countries, we must comply with all economic sanctions-related laws and regulations and export controls in jurisdictions in which it operates. Economic sanctions rules prohibit or restrict trade with certain individuals, entities, nations and territories, or industries. Never engage in any prohibited dealings, including transacting with or providing services to:

→ Any individual or entity (collectively, "person") located, organized or ordinarily resident in a comprehensively sanctioned jurisdiction;

→ Any entity owned (50% or more) by a person or persons located in a comprehensively sanctioned jurisdiction;

→ Any person who is subject to blocking or asset freeze sanctions, including entities owned (50% or more) by a person or persons subject to these sanctions; or

→ Any person where transacting with or providing those services to that person is prohibited under economic sanction rules.

EXPORT COMPLIANCE

If your work involves the export or re-export of goods, including software utilizing encryption technology, be aware that regulatory requirements may apply.

Contact Moody's Legal department at economicsanctions@moodys.com if you are:

→ Unsure of export controls that apply to goods, technology or software;

→ In need of guidance on local export laws; or

→ Planning to transfer software using encryption technology to a country outside the United States.

INTERNATIONAL BOYCOTTS

Be aware of U.S. anti-boycott laws aimed primarily at prohibiting cooperation in the boycott against Israel sponsored by the Arab League and certain other countries but can apply in other cases. These laws are set forth in the:

→ Export Administration Regulations ("EAR"); and

→ Internal Revenue Code ("IRC").

Similar anti-boycott laws may be imposed in other countries where Moody's does business. Contact Moody's Legal department to resolve any conflicts that arise related to anti-boycott laws and immediately inform the Legal department of any boycott-related requests you receive.

TAXATION

Moody's is committed to fulfilling its tax obligations. The Company's failure to file tax returns promptly and accurately and pay required taxes can result in severe penalties.

IMMIGRATION

All countries strictly regulate the entry of citizens of other countries and the right of persons from other countries to work there. If you are a manager considering hiring a non-citizen, know and follow local requirements, including the need for visas and other documentation.

BUSINESS IN NEW COUNTRIES

If our Company decides to expand our operations into any country where we are not currently qualified to do business, there could be important legal and tax implications.

Consult the Legal department about these and any other legal issues that arise in your work.



International business operations

 **The most common economic sanctions measures are ...**

COMPREHENSIVE SANCTIONS ON JURISDICTIONS

They impose restrictions on a particular geography (or persons located there). Under current U.S. sanctions, that includes Iran, Syria, North Korea, Cuba and the Crimea, Donetsk and Luhansk Regions of Ukraine. This list is subject to change at any time. Please contact the Legal department for the most up-to-date list.

"LIST-BASED" SANCTIONS

They prohibit transacting with certain persons identified on watchlists, such as:

→ The list of Specially Designated Nationals and Blocked Persons ("the SDN List") maintained by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC")

→ The Consolidated Sanctions List maintained by the European Union

→ The Consolidated List of Financial Sanctions Targets in the United Kingdom maintained by the Office of Financial Sanctions Implementation ("OFSI")

"ACTIVITY-RELATED" SANCTIONS

They impose more limited restrictions that prohibit certain activities with specific persons.

___

If you have questions about economic sanctions, please contact the Legal department. You may also use Moody's Integrity Hotline to report possible violations of law or our policies or procedures.

See our Economic Sanctions and International Trade Compliance Policy to learn more.

 **Learn more**

Economic Sanctions and International Trade Compliance Policy



Anti-money laundering

As members of the financial industry, Moody's has a responsibility to do its part to help preserve integrity in the financial system.

KEEPING OUT ILLEGALLY GAINED FUNDS

Money laundering is the act of disguising money earned through criminal activity, such as drug trafficking and smuggling by making it appear to come from legitimate sources. At Moody's, we comply with all applicable anti-money laundering ("AML") laws and related Know Your Customer ("KYC") and Enhanced Due Diligence ("EDD") requirements wherever we operate.

Moody's business activities generally do not put us at risk of being a conduit for money laundering. However, in certain jurisdictions, Moody's role in others' financial transactions may subject us to local AML laws or regulations and require establishment of an AML program. For that reason, Moody's has implemented appropriate AML policies and programs in those jurisdictions.

Even when such a program is not required, we should always be alert to any signs of money laundering. If you believe a customer is deriving funds from illegal activity or engaged in concealing the nature, location, source, ownership or control of funds that will be paid to Moody's or in connection with a transaction in which we are involved, report it immediately to Moody's **Legal department**.

How does money laundering work?

It involves three steps:

1. Illegally gained funds are introduced into a legitimate financial system.

2. The money is moved around to create confusion, sometimes by wiring or transferring it through multiple accounts.

3. Additional transactions are used to integrate it into the financial system until the funds appear to be "clean."



Government investigations and litigations

Moody's is committed to doing what is right, including following laws and cooperating with government investigations.

RESPONDING TO GOVERNMENTAL REQUESTS

Like most organizations, Moody's is sometimes asked to participate in a government investigation. Moody's cooperates as appropriate with such investigations, whether the requests come from the U.S. government, the governments of other countries, and their departments and agencies, or judicial authorities.

Although Moody's cooperates with governmental investigations and responds to valid legal requests, we also have important interests to protect. For example, we must always consider the confidentiality obligations we have to our customers, including whether we need to notify certain customers when requested or ordered to provide information about them. To help Moody's comply with valid requests, fulfill our obligations, and provide accurate information, notify the Legal department if you are approached by a government investigator about Moody's or any of our customers.

This should in no way deter you from reporting concerns of possible wrongdoing to Moody's Integrity Hotline, the Legal department or any of the other resources identified in this Code. Nothing in this Code or in any Moody's agreement limits your right to provide truthful disclosures to governmental or regulatory authorities, which are protected under the whistleblower provisions of applicable laws.

Remember, Moody's prohibits retaliation against any Employee for making a good-faith report of suspected wrongdoing to the Company or the government, or for cooperating with a government investigation. If you believe you have experienced retaliation for making a good-faith report or cooperating with an investigation, report it to the Legal department immediately or contact Moody's Integrity Hotline.

CIVIL LITIGATION

Like all companies, Moody's is sometimes involved in civil litigation, and you may be approached by lawyers for companies or people who have brought (or may bring) suit against the Company or one of our customers. If you are contacted by lawyers or third-party representatives, contact Moody's Legal department for guidance before responding to any questions or providing any information about Moody's or our customers.



When assisting with an investigation, never:

→ Destroy, hide or alter any document, in anticipation of a request from a government agency or court

→ Lie or make misleading statements to any government investigator, or in any deposition or testimony

→ Attempt to encourage anyone else to engage in these acts

FOLLOWING RECORD RETENTION AND PRESERVATION DIRECTIVES

We have a duty to retain documents and other records (in all forms) for the periods of time specified by law and under Moody's record-retention policies, procedures and rules.

When responding to a government investigation or a civil litigation, Moody's may issue a record preservation directive to all relevant Employees who may possess any relevant records. That means the Legal department may occasionally direct you to preserve the records you may have. If you receive such a directive, do not destroy or discard any related records, regardless of where or how those records are stored. If you have not received such a directive but believe you have records related to a subpoena or pending or contemplated litigation or government investigation, immediately contact the Legal department. In those cases, retain all potentially relevant records until the Legal department advises you on how to proceed. Also, if you learn of a subpoena or pending or contemplated litigation or government investigation against Moody's or one of our customers, immediately contact the Legal department.

Also preserve all relevant records subject to a record preservation directive that might otherwise be destroyed or erased (such as voice mail messages). Destroying such records, even inadvertently, could seriously prejudice the Company. Destroying or falsifying a record with the intent of impeding a governmental investigation, audit or examination may lead to prosecution for obstruction of justice. If you are unsure whether a record may be destroyed, consult Moody's Legal department for guidance.

Be aware, these retention rules apply equally to Company records that you store outside of Moody's, including your home. If you do store records outside of Moody's, provide them to the Legal department when requested. If you have any relevant electronic records on your personal computer, smartphone, tablet or other electronic device, Moody's may ask you to provide access to such a device to allow the Legal department or their agent to extract any Moody's records related to an ongoing investigation or litigation.

Are my files, memos and emails confidential?

No. Except for certain "privileged" communications, all Company documents and computer files, including confidential communications and documents, may have to be disclosed to government enforcement organizations or private parties in investigations or lawsuits. Marking documents "restricted" or "confidential" may not protect them from disclosure in court. Ask Moody's Legal department when communications with a lawyer are "privileged" and may be protected from disclosure.



Our resources

When you have questions or need guidance, Moody's has resources to help:

To ask questions or report potential misconduct or other ethical concerns

The People Team

The Compliance department

The Legal department

The Integrity Hotline

Available worldwide, 24 hours a day, seven days a week, 365 days a year in more than 75 languages.



MOODY'S INTEGRITY HOTLINE

 **Online:**
https://moodys.ethicspoint.com

 **By phone:** You can access the Integrity Hotline directly in the following locations:

United States: 1.866.330.MDYS
(1.866.330.6397)

Belgium: 0800 14 375

France: 0 800 99 23 64

Hong Kong: 800969419

India: 000 800 919 1504

Singapore: 8001207175

United Kingdom: 0800 102 6525

By telephone from all other jurisdictions: Dial the AT&T Direct Dial Access® code for your location (listed at moodys.ethicspoint.com). Then, at the prompt, dial 1.866.330.MDYS (1.866.330.6397).

If there is no AT&T Direct Dial Access® Code listed for your location, dial your access code for U.S. calls (which you can find by contacting an international operator or by visiting the AT&T World Traveler website, wait for the tone or prompt, and then call 1.866.330.MDYS (1.866.330.6397).

THE PEOPLE TEAM

Maral Kazanjian
Chief People Officer
7 World Trade Center at 250 Greenwich Street
New York, New York 10007
Telephone: (212) 553-3422
Maral.Kazanjian@moodys.com

Nejiba Chekir
Vice President, HR Regional Partner
77 Esplanade du Général de Gaulle
La Défense
92800 Puteaux France
Telephone: +33 (602) 138-785
Nejiba.Chekir@moodys.com

Maggie Li
Vice President, People Business Partner
One Pacific Place, Floor 24
88 Queensway
Admiralty
Hong Kong
Telephone: (852) 3758-1388
Maggie.Li@moodys.com

THE LEGAL DEPARTMENT

Richard Steele
Senior Vice President & General Counsel
405 Howard Street, Suite 300
San Francisco, CA 94105
Telephone: (415) 874-6113
Richard.Steele@moodys.com

INTERNAL AUDIT

Chelsea Remme
Managing Director, Chief Audit Executive
7 World Trade Center at 250 Greenwich Street
New York, New York 10007
Telephone: (212) 553-0205
Chelsea.Remme@moodys.com

THE COMPLIANCE DEPARTMENT

Andrew Weinberg
Chief Compliance Officer
7 World Trade Center at 250 Greenwich Street
New York, New York 10007
Telephone: (212) 553-3478
Andrew.Weinberg@moodys.com

James Bodovitz
Designated Compliance Officer, MIS Americas/
Global Coordination
7 World Trade Center at 250 Greenwich Street
New York, New York 10007
Telephone: (212) 553-2849
James.Bodovitz@moodys.com

Keith Stoddart
Designated Compliance Officer, MIS Asia Pacific
Moody's Asia-Pacific, Ltd
One Pacific Place, Floor 24
88 Queensway
Admiralty
Hong Kong
Telephone: (852) 3758-1426
Keith.Stoddart@moodys.com

Barbara Sullivan
Designated Compliance Officer, MIS EMEA
One Canada Square
Canary Wharf
London, E14 5FA
United Kingdom
Telephone: (4420) 7772-5357
Barbara.Sullivan@moodys.com

Jennifer San Cartier
Designated Compliance Officer, Moody's
Analytics and Moody's Shared Services
7 World Trade Center at 250 Greenwich Street
New York, New York 10007
Telephone: (212) 553-7927
Jennifer.SanCartier@moodys.com

Our policies

Truth is integral to who we are, and we opt to do what's right over what's easy. Each of us has a duty – to ourselves, our colleagues, our stakeholders and everyone we do business with – to uphold and enhance the Company's long-held reputation for legal and ethical conduct.

The following is a list of policies and other resources referenced in the Code. Note that this is not an exhaustive list of Moody's policies. Visit our intranet site to learn more.

Confidential Information and Material Non-Public Information Policy

Covered Third Party Anti-Corruption Due Diligence and Contracting Procedures

Economic Sanctions and International Trade Compliance Policy

GenAI resource hub

Gifts, Entertainment and Anti-Bribery Policy

Global Workplace Violence Prevention Policy

Interactions with Employees of Competitors - Procedure

IT Use Policy

Moody's Ratings' Electronic Communications Policy

Moody's Ratings - Moody's Analytics Separation Policy

Non-Employee Engagement Policy

Outside Interests and Other Potential Conflicts Policy

Personal Data Retention Policy

Personal Relationships and Nepotism Policy

Political Activities and Lobbying Policy

Principles for Responsible AI

PurposeFirst and Remote Working Policy

Securities Trading Policy

Social Media Policy

Travel and Entertainment Policy

Video/Audio Call Recording Policy





Code of Professional Conduct

December 2025



Contents





Preamble

Financial markets should be efficient and fair to all market participants. Credit rating agencies play an important role in these markets. Moody's Ratings provides information and opinions in the form of credit ratings and related research about the creditworthiness of issuers of securities and their financial obligations. In addition, Moody's Ratings also provides Other Permissible Services globally and certain Ancillary Services in a limited number of jurisdictions.

Credit Ratings

Our credit ratings are forward-looking opinions that seek to measure relative credit loss. That is to say, they forecast the likelihood of default on a bond and the estimated severity of loss in the event of that bond's default.

Given the vast amount of information available to investors today, Moody's Ratings helps investors and others sift through this information and analyze the credit risks they face when lending to a particular borrower or when purchasing an issuer's debt or debt-like securities.[1] Moody's Ratings makes our public credit ratings available to investors globally on a contemporaneous basis, free of charge.

Ancillary Services and Other Permissible Services

Ancillary Services[2] refers to those Moody's Ratings products and services that are not Credit Rating Services and that may include market forecasts, estimates of economic trends, pricing analysis, or other general data analysis as well as related distribution services. At this time, Moody's Ratings does not offer Ancillary Services as a global offering. Other Permissible Services means those products and services identified in the Rating Symbols and Definitions publication that are not Credit Rating Services or Ancillary Services. Moody's Rating's Other Permissible Services include those that are both unregulated and those that are regulated.

In order to enhance market understanding and confidence in Moody's Ratings' credit ratings and non-credit rating services, Moody's Ratings has adopted this Code of Professional Conduct (the "Moody's Ratings Code" or this "Code"). Through this Code, Moody's Ratings seeks to protect the quality and integrity of the rating and assessment processes, so that investors and issuers are treated fairly, and to safeguard confidential information provided to us by issuers. To use Moody's Ratings credit ratings and other services effectively, the market should be informed of both their attributes and limitations. It is our responsibility to be as transparent as practicable with respect to our:

> → Rating methodologies and frameworks;
>
> → Rating and assessment policies; and
>
> → Overall track record, where applicable.

---

[1] Moody's assigns credit ratings to entities as well as different types of debts or financial obligations – including, for example, private loans, publicly and privately traded debt securities, preferred shares, and other securities that offer a fixed or variable rate of return. For simplicity's sake, the term "debt and debt-like securities" is used herein to refer to debt securities, preferred shares, and other financial obligations of these sorts.

[2] In certain jurisdictions, Other Permissible Services may be considered under local regulation to be Ancillary Services. For those jurisdictions, those services will be subject to the provisions that apply to global Other Permissible Services.



This Code, as well as the policies referenced, are accessible on Moody's Ratings' public websites.[3] All references to Moody's Ratings' public websites include ratings.moodys.com as well as Moody's Ratings' regional websites, such as ratings.moodys.com/Japan, as applicable.

This Code is organized into three main sections: (i) Universal Provisions, (ii) Credit Ratings, and (iii) Ancillary Services and Other Permissible Services. The Credit Ratings and Ancillary Services and Other Permissible Services sections each contain four sub-sections:[4]

→ Quality and Integrity of the Rating/Assessment Process

→ Independence and Avoidance and/or Management of Conflicts of Interest

→ Responsibilities to the Investing Public and Issuers

→ Training

I. Defined Terms

For the purposes of this document, the terms below, organized by category, are defined as follows:

Documents

1 The International Organization of Securities Commissions' Code of Conduct Fundamentals for Credit Rating Agencies ("IOSCO Code") is a framework Code of Conduct published on December 23, 2004 and subsequently revised in May 2008 and March 2015, by the International Organization of Securities Commissions. It was developed through cooperative efforts of international securities regulatory authorities, rating agencies, issuers, investors, and other market participants. Moody's Ratings has publicly endorsed the IOSCO Code.

2 The International Organization of Securities Commissions' Principles Regarding the Activities of Credit Rating Agencies ("IOSCO Principles") is a set of broad principles developed by the international regulatory community and published on September 25, 2003. The IOSCO Principles is the document upon which the IOSCO Code is based. Moody's Ratings has publicly endorsed the IOSCO Principles.

3 The Moody's Corporation Code of Business Conduct ("MCO Code") is the code of conduct adopted by Moody's Corporation ("MCO").

4 The Moody's Ratings Code of Professional Conduct ("Moody's Ratings Code" or the "Code") is the code of conduct for Moody's Ratings. The Moody's Ratings Code governs the conduct of Moody's Ratings, all Moody's Ratings Employees, and those relevant MCO Employees who support the Moody's Ratings Credit Rating process.

5 The Rating Symbols and Definitions publication is a reference guide that sets out definitions of the rating symbols and rating scales used by Moody's Ratings.

6 Securities Trading Policy is the Moody's Corporation Securities Trading Policy.

---

[3] Although in the interest of transparency we have posted this Code and other related policies on Moody's Ratings' public websites, Moody's Ratings does not assume, as a result of such public disclosure, any responsibility or liability to any third party arising out of or relating to this Code or those policies. The Moody's Ratings Code is not part of any contract with any third party, and no third party shall have any right to enforce any of its provisions. Moody's Ratings also retains complete discretion to revise this Code at any time to reflect changes in Moody's Ratings ratings policies and procedures or to address changes in market, legal, or regulatory circumstances.

[4] The Moody's Ratings Code has been structured in this manner in order to track the IOSCO Code as closely as possible.



Employee Types

1   An Analyst is: (i) any Moody's Ratings Employee assigned to a ratings team with the title of Ratings Associate or higher whose function is to (a) assign or monitor Credit Ratings and, if applicable, the related rating outlook or rating review, (b) assist in drafting materials or developing deal specific models being considered for rating committees, or (c) supervise Moody's Ratings Employees included in (a) or (b) of this definition; or (ii) any Moody's Ratings Employee assigned to an analytical assessment team with the title of Ratings Associate or higher whose function is to (a) determine or, where applicable, monitor a non-credit rating assessment, (b) assist in drafting materials or developing deal specific models being considered for a non-credit rating assessment, or (c) supervise Moody's Ratings Employees included in (a) or (b) of this definition. The definition of "Analyst" excludes any Moody's Ratings Employee assigned to an analytical team who is not involved in either the Credit Rating or non-credit rating assessment processes or supports these processes solely through administrative tasks, such as entering information into internal systems.

2   The DCO is the individual designated by Moody's Ratings as a Designated Compliance Officer.

3   An Employee is any full-time or part-time employee of Moody's Corporation or its wholly owned subsidiaries, wherever located.

4   Management or Managers are those employees who have personnel management responsibilities.

5   Rating Personnel are Moody's Ratings Employees who participate in (i) determining or monitoring a rating or a non-credit rating assessment or (ii) the development or approval of procedures, frameworks, or methodologies used for determining a rating or non-credit rating assessment. Rating Personnel includes Analysts and managers of Analysts and excludes any Moody's Ratings Employee who supports these processes solely through administrative functions (e.g., information gathering and dissemination, entering information into internal systems), information technology functions, or process and workflow design functions.

Organizational Structure

1   The Commercial Group is the Moody's Ratings department that is responsible for business strategy and planning, new business origination, and business relationships with Issuers and Rated Entities or those that have engaged Moody's Ratings for a service.

2   The Compliance Department is the department that is responsible for assessing Moody's Ratings' and its Employees' compliance with the policies and procedures described in this Code. The Compliance Department is an organizationally independent department that serves an oversight role that does not participate in the determination of any credit ratings, regulated assessments, or non-regulated assessments, nor does the Compliance department participate in the development of procedures, methodologies, or frameworks used to determine said credit ratings, regulated assessments, or non-regulated assessments.

3   Credit Strategy and Standards Group (CSS) is responsible for upholding the accuracy of Moody's Ratings' Credit Ratings and rigor of its analytic processes. CSS comprises the following functions: Methodology & Model Development Group; Methodology Review Group (MRG); Credit Strategy & Guidance; Credit Standards; and CSS Risk Management. Each function reports to the Moody's Ratings Chief Credit Officer, who serves as the Head of CSS.

4   MCO refers to Moody's Corporation and its majority-owned affiliates.



5   The MIS Board refers to the board of directors of Moody's Investors Service, Inc.

6   Moody's Ratings refers to all MCO entities that issue ratings under the "Moody's Ratings" brand name, including Moody's Investors Service, Inc.

Services and Products

1   Ancillary Services are those products and services that are not Credit Rating Services and which may include market forecasts, estimates of economic trends, pricing analysis, or other general data analysis as well as related distribution services.

2   Anticipated Ratings Process is the process by which a provisional notation may be removed from a Credit Rating assigned to an instrument or issuer, when the applicable contingencies which were the basis for affixing the (P) notation are deemed to have been fulfilled. For example, when a rating of (P) Baa1 is assigned to a debt instrument, it is anticipated that the (P) notation will be removed from the Baa1 rating when it is determined that the contingencies indicated by the (P) notation have been fulfilled.

3   A Credit Rating is an opinion from Moody's Ratings regarding the creditworthiness of an entity, a debt or financial obligation, debt security, preferred share, or other financial instrument, or of an issuer of such a debt or financial obligation, debt security, preferred share, or other financial instrument, issued using an established and defined ranking system of rating categories. (See Section III below.)

4   A Credit Rating Action is any one of the items below:

→   Assignment of a Credit Rating to a Rated Entity or obligation, including Credit Ratings assigned in the Subsequent Ratings Process;

→   Removal of a provisional notation from a Credit Rating when applicable contingencies are deemed to have been fulfilled in the Anticipated Ratings Process;

→   A change in a Credit Rating (i.e., upgrade or downgrade);

→   Placing a Credit Rating on review, changing the direction of an existing review, or taking a Credit Rating off review (i.e., Credit Rating Confirmation);

→   Assignment or change in an outlook associated with a Rated Entity or one or more Credit Ratings;

→   Affirmation of a Credit Rating; or

→   Withdrawal of a Credit Rating.

5   A Credit Rating Announcement is a written communication that may be used to announce the publication of a Credit Rating Action related to public Credit Ratings, Unpublished Monitored Loan Ratings or Unpublished Monitored Private Placement Ratings. Moody's Ratings may also publish a Credit Rating Action related to public Credit Ratings on ratings.moodys.com that is not accompanied by a Credit Rating Announcement.

6   Credit Rating Services are those products and services offered with respect to Credit Ratings and, if applicable, the related rating outlook or rating review. Credit Rating Services specifically exclude all Ancillary Services or Other Permissible Services.

7   The Disclosure Form is a form that contains regulatory disclosures and is published on ratings.moodys.com for public Credit Ratings and in the rating folder of the electronic platform



for Unpublished Monitored Loan Ratings and Unpublished Monitored Private Placement Ratings at the time a Credit Rating Action is published.

8   Non-Participating Credit Ratings are published Credit Ratings in which the Issuer has declined (expressly or through failure to respond to) Moody's Ratings' offer to participate in the rating process on a going-forward basis.

9   Other Permissible Services are those products and services identified in the Rating Symbols and Definitions publication that are not Credit Rating Services or Ancillary Services.

10 Rating Services means any or all of the following: Credit Rating Services, Ancillary Services and/or Other Permissible Services.

11 Regulated Assessments means Other Permissible Services that are subject to specific requirements mandated by law or regulation.

12 Subsequent Ratings Process is the process of assigning Credit Ratings (together with the associated outlook or review status, if applicable) that are derived exclusively by reference to an existing Credit Rating of a program, series category/class of debt or primary Rated Entity. This includes:

   → Assignment of a Credit Rating to issuance of debt within or under an existing rated program where the transaction structure and terms have not changed in a manner that would affect the Credit Rating indicated by the program rating (examples include covered bond programs, shelf registrations, and medium term note programs);

   → Credit Ratings assigned based on the pass-through of a primary Rated Entity's Credit Rating, including monoline or guarantee linked ratings; or

   → Assignment of Credit Ratings to debt instruments of the same seniority as previously rated debt when such issuance of debt is contemplated in the existing Credit Ratings. Examples include ratings on debt issued by frequent corporate and government issuers. This also includes Credit Ratings assigned to new debts, new programs, or amended and extended credit facilities by reference to an existing rating of the same debt class, at the same rating level, whether or not the new debts or programs replace similarly structured debts, programs, or credit facilities.

13 Unsolicited Credit Ratings are those Credit Ratings not initiated at the request of the Rated Entity or its Agents or not maintained at the request of the Rated Entity or its Agents.

Other

1   An Agent is any party working on behalf of a Rated Entity or working on behalf of an agent of the Rated Entity.

2   EU means the European Union.

3   A Family Member is any of the following:

   → An Employee's spouse or domestic partner;

   → A person with whom an Employee cohabits (such as a shared living arrangement where the relationship is more than casual), whether or not they share financial responsibilities. This would not include typical roommate living arrangements;

   → An Employee's minor or dependent children;

   → Any other relative sharing the same household as an Employee;



> → Any persons who do not live in the same household as an Employee but whose Trades in Securities are directed by or are subject to the Employee's influence or control (either direct or indirect) (such as parents or children living in separate households who consult with the Employee before they Trade); and

> → Any other natural or legal person, trust, entity or partnership (other than blind trusts, as defined in the Securities Trading Policy) whose managerial responsibilities are discharged by, that is set up for the benefit of, that is directly or indirectly controlled by, or whose economic interests are substantially equivalent to, the Employee or any Family Member.

4   Fee Discussions are any discussions about fees for Rating Services and any discussions or correspondence (whether internal or external) relating to those discussions.

5   Form NRSRO is the application filed by Moody's Investors Service, Inc. with the U.S. Securities and Exchange Commission for registration as a Nationally Recognized Statistical Rating Organization (NRSRO). As noted in its most current Annual Certification of Form NRSRO, Moody's Investors Service, Inc. conducts its credit rating business under the brand name Moody's Ratings.

6   An Issuer is any entity by which a Security has been issued, guaranteed, or by which the credit underlying a Security has been otherwise supported. The term "Issuer" also includes the corporate parent or majority-owned subsidiary of an Issuer. In relation to Ancillary Services or Other Permissible Services, an Issuer also includes any entity that has engaged Moody's Rating for the provision of that service.

7   Issuer Confidential Information is any information received by Moody's Ratings from an Issuer, its affiliates, or its Agents in connection with the rating process or in connection with providing Ancillary Services or Other Permissible Services in respect of which Moody's Ratings has received written notice specifically indicating the proprietary and confidential nature of the information. However, the term "Issuer Confidential Information" shall not include:

> → Information that is publicly known;

> → Information available to Moody's Ratings on a non-confidential basis prior to disclosure by the Issuer, its affiliates, or its Agents;

> → Information that becomes available to Moody's Ratings on a non-confidential basis from a third party not reasonably known by Moody's Ratings to be bound by a confidentiality agreement with the Issuer or otherwise prohibited from making available such information;

> → Information developed independently by Moody's Ratings;

> → Information that has been aggregated or transformed in such a way that it is no longer identified as relating to any individual Issuer; or

> → Information that is approved for public disclosure in writing by the Issuer, its affiliates, or its Agents.

8   Non-Public Information is information that has not been publicly disseminated (for example, through public filing with a securities regulatory authority; issuance of a press release; disclosure of the information in a national or broadly disseminated news service; or the issuance of a proxy statement or prospectus).


9 The terms Own, Owning and Ownership refer to all methods by which an Employee may possess an interest in a Security or an account with a financial services institution, including direct ownership and beneficial ownership (i.e., sole or shared dispositive or voting power over a Security). For the purposes of this Code, direct ownership includes all Securities held in trust (other than a blind trust) and all Securities held in any individual retirement account (IRA) or 401(k) other than Moody's Profit Participation Investment Plan. For the purposes of this Code, Employees are deemed to be the beneficial owner of all Securities held by their Family Members.

10 Rated Entity means any entity rated by Moody's Ratings or any entity that issues securities rated by Moody's Ratings or any entity that is seeking a Credit Rating from Moody's Ratings or the subject of any assessment provided as an Other Permissible Service or an Ancillary Service.

11 Restricted List is a list of Securities by industry, geography, or regulation, which an Employee and any Family Members of that Employee may not Own or Trade.

12 Security is any non-deposit financial instrument that is, or is derived from, any equity or fixed-income security. This includes, but is not limited to: stocks, bonds, debentures, options, equity securities, convertible securities, warrants, derivative instruments (including swaps, commodities and futures based on or linked to equity or fixed income securities), notes, collective investment schemes, fixed annuities, variable annuities, open- or closed-end mutual funds, exchange-traded funds, and unit investment trusts.

13 The term Trade (including Trades, Traded and/or Trading) refers to any transaction by which a person acquires or divests himself/herself from an interest or position in a Security, including but not limited to purchases, sales, repurchase agreements, short sales, spread betting (and other forms of gambling on Securities), and entering into derivative transactions, including put options, calls, and equity swaps as well as liquidating such derivative positions through purchase, sale, or exercise.

14 UK means the United Kingdom.

II. Universal Provisions

1. Integrity

1.1 Moody's Ratings Employees will comply with all applicable laws and regulations governing their activities in the jurisdictions in which they operate. For greater certainty, to the extent that a provision in the Moody's Ratings Code is inconsistent with applicable laws and regulations in a jurisdiction in which Moody's Ratings operates, then that provision in the Moody's Ratings Code will not apply in that jurisdiction to the extent of the inconsistency.

1.2 Moody's Ratings and its Employees will deal fairly and honestly with Issuers, Rated Entities, customers, investors, other market participants, and the public.

1.3 Moody's Ratings will hold its Employees to high standards of integrity. Moody's Ratings will not knowingly employ any individuals with demonstrably compromised integrity, subject to applicable law.

1.4 While Employees are not expected to be experts in the law, they are expected (and in some cases required by applicable laws and regulations) to report activities of which they



are aware that a reasonable person would question as a potential violation of applicable laws and regulations or this Code. All Moody's Ratings Employees outside the EU and UK are obligated to report these issues promptly to the Compliance Department or through Moody's Integrity Hotline. Employees in the EU and UK are encouraged to report such violations. Moody's Ratings Employees within the EU and UK are required to report all suspected legal violations to the Compliance Department. In accordance with the MCO Code, Employees also may report such matters on a confidential basis by calling the Moody's Integrity Hotline. The Compliance Department will take appropriate action, as determined by the applicable laws and regulations of the jurisdiction and the policies and procedures established by Moody's Ratings.

1.5 Management prohibits retaliation by any Employee or by Moody's Ratings itself against any Employee who, in good faith, reports a possible violation of the law, regulation, or this Code.

2. Independence and Avoidance and/or Management of Conflicts of Interest

2.1 Moody's Ratings and its Employees will use care and professional judgment to maintain both the substance and appearance of independence and objectivity.

2.2 Moody's Ratings will not engage in any securities (including derivatives) trading that presents actual or potential conflicts of interest with Moody's Ratings' rating-related activities.

2.3 In accordance with the Gifts, Entertainment, and Anti-Bribery Policy, Moody's Ratings maintains prohibitions on soliciting or accepting money, gifts, favors, services, or entertainment from any Rated Entity or any sponsor of any Rated Entity or its Agents. All Moody's Ratings Employees must comply with this policy.

2.4 Any Analyst or Manager who becomes involved in any personal relationship that may create an actual or potential conflict of interest (including, for example, any personal relationship with an employee of a Rated Entity or Agent of such entity within his or her area of analytic responsibility), will be required, subject to applicable law, to disclose such relationship to his or her Manager or a member of the Compliance Department. Based on the assessment of this information, Moody's Ratings will take appropriate steps to mitigate an actual or potential conflict.

3. Responsibilities to the Investing Public and Issuers

3.1 Moody's Ratings will maintain and enforce policies and controls that require its Employees to take all reasonable measures to protect all property and records belonging to or in possession of Moody's Ratings from fraud, theft, and misuse.

3.2 In accordance with the MCO Code and the Securities Trading Policy, Employees and their Family Members are prohibited from Trading in a Security (including derivatives) while aware of Material Non-Public Information related to the Issuer of such Securities or the Security itself as a result of their employment or other relationship with Moody's. Employees and their Family Members are also prohibited from Trading in a Security while aware of Non-Public Information relating to that Issuer or Security that is proprietary to



Moody's. Employees must periodically certify their compliance as required by such policy.

3.3 Employees will not use or share Issuer Confidential Information for any purpose except as otherwise provided in this Code.

3.4 Moody's Ratings may be required to refer to appropriate law enforcement or regulatory authorities any information that Moody's Ratings has received from a third party and finds credible that alleges that an Issuer of securities rated by Moody's Ratings has committed or is committing a violation of law that has not been adjudicated by the relevant court. Moody's Ratings is not required to verify the accuracy of the information alleging the material violation of law.

4. Governance, Risk Management, and Training

4.1 Business management is responsible for the implementation and the enforcement of the Moody's Ratings Code. The MIS Board oversees these responsibilities.

4.2 MCO has established an Enterprise Risk Management function charged with identifying principal risks across MCO, including within Moody's Ratings' businesses.

4.3 The Compliance Department will be responsible for periodic training in connection with the MCO Code and the Moody's Ratings Code, as well as other relevant Compliance policies, including relating to securities trading and protection of confidential information and/or Non-Public Information, with content updates as needed. The Compliance Department also will establish controls to verify completion of such training.

5. Enforcement and Disclosure of the Moody's Ratings Code and Communication with Market Participants

5.1 The provisions of this Code are derived primarily from the IOSCO Principles and the IOSCO Code. However, Moody's Ratings has made certain modifications to more closely align this Code with Moody's Ratings' business model and practices, as well as the laws adopted by various regulators globally.

5.2 With respect to the subjective standards that are incorporated in this Code, Moody's Ratings will use its good faith efforts in implementing such standards.

5.3 Moody's Ratings will publish in a prominent position on its public website(s) links to (i) the Moody's Ratings Code; (ii) a general description of the methodologies Moody's Ratings uses in assigning Credit Ratings; (iii) information about Moody's Ratings' historic Credit Rating(s) performance; and (iv) any other such disclosures required under this Code.

5.4 The Compliance Department will be responsible for assessing adherence to the various procedural provisions of this Code. The reporting line of the Compliance Department will be independent of Moody's Ratings' Credit Rating and assessment activities. Neither Moody's Ratings' DCOs, nor any other Employee within the Compliance Department, may: (i) participate in the determination of Credit Ratings or assessments; (ii) participate in the development of ratings methodologies or models or assessment frameworks; (iii) perform sales and marketing functions; or (iv) participate in establishing compensation levels, other than for Compliance Department employees. In addition, all Employees in the Compliance Department will be required to certify to the Moody's Ratings Code and its



requirements upon commencement of their employment by Moody's Ratings and annually thereafter. The DCOs are responsible for implementation and enforcement of these requirements within the Compliance Department. An Employee who becomes aware of a breach of this Code will be required to report such breach to the Compliance Department.

5.4.1   Compensation of the DCOs will not be linked to Moody's Ratings' financial performance and will be arranged so as to promote and not impair the independence of the DCOs and the Compliance Department; provided that the foregoing will not prevent Compliance employees from participating in broad-based retirement plan benefits on the same terms and conditions made available to Moody's Ratings Employees generally.

5.4.2   On an annual basis the Compliance Department will review Moody's Ratings' compliance during the prior calendar year with Moody's Ratings' policies and procedures that relate to ratings-related activities, including any material changes to the Moody's Ratings Code, the MCO Code, and Moody's Ratings' conflict of interest policies. Specifically, the Compliance Department will prepare a confidential, annual compliance report in respect of Moody's Investors Service, Inc., which will, as required by law, address its compliance with relevant securities laws, be certified by the DCO as to its accuracy and completeness, and be submitted to the appropriate agencies.

5.5   The MIS Board oversees Moody's Ratings' policies and procedures that relate to ratings-related activities and conflicts of interest, its internal control systems for such policies and procedures, and its compensation and promotion policies and practices.

5.6   Moody's Ratings will establish, maintain and enforce policies and controls for receiving, reviewing, retaining, and handling complaints, including those that are provided on a confidential basis, as set forth in the Receipt, Review and Retention of Complaints – Policy. The Compliance Department will conduct a review of all relevant complaints in accordance with its policies and procedures and will make a determination whether any further escalation is necessary.

III. Credit Ratings

What Are Credit Ratings?

A Credit Rating is an opinion regarding the creditworthiness of an entity, a debt or financial obligation, debt security, preferred share, or other financial instrument, or of an issuer of such a debt or financial obligation, debt security, preferred share, or other financial instrument, issued using an established and defined ranking system of rating categories.

Credit Ratings are based on information obtained by Moody's Ratings from sources believed by Moody's Ratings to be accurate and reliable, including, but not limited to, Issuers and their Agents, as well as sources independent of the Issuer. Moody's Ratings relies on Issuers and their Agents to provide information that is true, accurate, timely, complete, and not misleading.

Moody's Ratings adopts all necessary measures so that the information it uses in assigning a Credit Rating is of sufficient quality and from sources Moody's Ratings considers to be reliable, including, when appropriate, independent third-party sources. However, Moody's Ratings is not an auditor and cannot in every instance independently verify or validate information received in



the rating process. Thus, in assigning a Credit Rating, Moody's Ratings is in no way providing a guarantee with regard to the accuracy, timeliness, or completeness of factual information reflected, or contained, in the Credit Rating or any related Moody's Ratings publication.

In the rating process, Moody's Ratings maintains independence in its relationships with Issuers, investors, and other interested entities. Moody's Ratings does not have a fiduciary relationship with the Issuer whose security is being rated (or any other party). Nor does Moody's Ratings act as an advisor to the Issuers it rates. Moody's Ratings may comment on the potential credit implications of proposed structural elements of a security, but Moody's Ratings does not participate in the actual structuring of any security under consideration for a Credit Rating.

As a matter of policy, and in keeping with its role as an independent and objective publisher of opinions, Moody's Ratings retains complete editorial control over the content of its Credit Ratings, credit opinions, commentary, and all related publications. Moody's Ratings reserves the right at any time to suspend, modify, lower, raise or withdraw a Credit Rating, or place a rating on review, in accordance with Moody's Ratings policies and procedures. Moody's Ratings editorial control includes its right to decide whether, and when, to issue a Credit Rating or publish any information or commentary, except in those rare instances where the public disclosure of a Credit Rating has been contractually limited (see Provision 3.4 below) or limited by applicable laws and regulations.

The Provisions

1. Quality and Integrity of the Rating Process

As described in the IOSCO Principles, Moody's Ratings will endeavor to provide forward-looking opinions on the relative creditworthiness of Issuers of debt and debt instruments in order to help reduce the information asymmetry that exists between those Issuers and potential purchasers of their debt.

A. QUALITY OF THE RATING PROCESS

1.1 Since Credit Ratings are probabilistic opinions about future creditworthiness, the performance of an individual Credit Rating will not be judged on the basis of the individual outcome, but on whether the individual Credit Rating was formed pursuant to Moody's Ratings' established processes. Where possible, the performance of Credit Ratings collectively will be evaluated on the basis of how they perform on a statistical basis ex post (e.g., default studies, accuracy ratios, and stability measures).

1.2 Moody's Ratings will develop and maintain rigorous and systematic rating methodologies. Where possible, resulting Credit Ratings will be periodically subjected to objective validation based on historical experience. MRG is responsible for monitoring the appropriateness and completeness of rating methodologies and procedures and for the initial approval of significant changes to Moody's Ratings' rating methodologies and procedures. The MIS Board must approve new or materially changed rating methodologies and procedures before their use.

1.3 In assessing an Issuer's or obligation's creditworthiness, Analysts will use Moody's Ratings' published methodologies, where appropriate. Analysts will apply a given methodology in a consistent manner, as determined by Moody's Ratings.

1.4 Credit Ratings will be determined by rating committees and not by any individual Analyst, and each rating committee will have the participation of at least one Analyst with three



years or more experience in performing credit analysis. Once a rating committee has determined the appropriate Credit Ratings to be assigned to a Rated Entity's debt classes (e.g., senior unsecured), or to debt issued under certain specific program documents, Moody's Ratings will assign such Credit Ratings to such classes unless and until a subsequent rating committee determines otherwise.

1.4.1   Debt issuance by a Rated Entity or under specific program documents may be routine (e.g., refinance), or may be material to the Rated Entity's creditworthiness or the program structure (e.g., a material change in the Rated Entity's leverage). It is the responsibility of the Analyst to monitor the Issuer's debt issuance and leverage and changes to program documents and to bring material changes to the rating committee's attention. Credit Ratings that are assigned to securities that are issued over time pursuant to programs, series, or categories of debt that are subject to an existing Credit Rating, or based on the pass-through of a primary Rated Entity's Credit Rating, derive their Credit Rating exclusively from the existing Credit Rating of the program, series, category of debt, or primary Issuer, as the case may be, and the rating committee for the existing Credit Rating incorporates future issuances into its analysis. Consequently, Credit Rating Actions with respect to these Credit Ratings are not subject to further analysis by a rating committee beyond the analysis conducted by the original rating committee for the existing Credit Rating.

1.4.2   A provisional notation may be removed from a Credit Rating when the applicable contingencies contemplated by the rating committee that assigned the provisional Credit Rating are deemed to have been fulfilled.

1.4.3   In producing a Credit Rating, Moody's Ratings will consider all information known and believed to be relevant by the applicable Analyst and rating committee about an Issuer, including information received from a source other than the Issuer or underwriter that the applicable Analyst and rating committee find credible and potentially significant to a rating decision in a manner generally consistent with Moody's Ratings' published methodologies. Moody's Ratings will establish, maintain, and enforce policies and controls to assure that the Credit Ratings it disseminates are based on a thorough analysis of all such information. In formulating Credit Ratings, Moody's Ratings will employ Analysts who, individually or collectively (for rating committees), have appropriate knowledge and experience in developing a rating opinion for the type of Issuer or credit being analyzed.

1.4.4   Moody's Ratings may assign a Credit Rating on a "point in time" basis, as noted in the relevant Credit Rating Announcement, that is subsequently withdrawn as soon as practicable.

1.5 Moody's Ratings will comply with its record retention policies and applicable laws when maintaining records used to support its Credit Rating processes. Moody's Ratings will establish, maintain, and enforce policies and controls so that its Employees comply with Moody's Ratings' record retention policies and with applicable laws governing retention and disposition of records. Moody's Ratings Employees will familiarize themselves with Moody's Ratings' record retention policies and periodically certify their compliance with such policies.



1.6 Moody's Ratings and its Analysts will establish, maintain, and enforce policies and controls to avoid issuing any Credit Ratings that contain misrepresentations or are otherwise misleading as to the general creditworthiness of an Issuer or obligation.

1.7 Moody's Ratings will invest resources sufficient to carry out high-quality credit assessments of Issuers or obligations. When deciding whether to rate or continue rating an obligation or Issuer, Moody's Ratings will assess whether it is able to devote sufficient personnel with appropriate skills to make a proper rating assessment, and whether its personnel likely will have access to sufficient information needed in order to make such an assessment. In its Credit Rating Announcements for Credit Ratings that present limited historical data, Moody's Ratings will make such limitation clear in a prominent place. Moody's Ratings adopts all necessary measures so that the information it uses in assigning a rating is of sufficient quality and from sources Moody's Ratings considers to be reliable including, when appropriate, independent third-party sources. In cases involving new types of financial products, Moody's Ratings will refrain from providing a Credit Rating unless it believes that it has sufficient information and the appropriate analytical skills to do so. Moody's Ratings will require the relevant functions within CSS to:

a) Review the feasibility of providing a Credit Rating for a type of structure that is materially different from the structures Moody's Ratings has rated;

b) At least once every 12 months, review the methodologies (including the credit rating models, credit rating scorecards, and key ratings assumptions contained within the methodologies) and significant changes to the methodologies (including the credit rating models, credit rating scorecards, and key ratings assumptions contained within the methodologies) Moody's Ratings uses; and

c) Assess whether existing methodologies and models for determining Credit Ratings of structured products are appropriate when Moody's Ratings determines that the risk characteristics of the assets underlying a structured product have materially changed.

1.8 Moody's Ratings will organize its rating committees to promote continuity and avoid bias in the rating process.

B. MONITORING AND UPDATING

1.9 Moody's Ratings will allocate adequate personnel and financial resources to monitoring and updating its Credit Ratings on a timely basis. Once a Credit Rating is published, and unless it is withdrawn, Moody's Ratings will:

a) At least annually[5] review the creditworthiness of the Issuer or other relevant entity or obligation;

b) Initiate a review of the status of the Credit Rating upon becoming aware of any information that might reasonably be expected to result in a Credit Rating Action, including withdrawing a Credit Rating consistent with the applicable methodologies; and

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[5] Under certain exceptional circumstances and where analytically warranted, the period between reviews may extend longer than 12 months. In addition, some jurisdictions require reviews for certain Issuers to be more frequent than annually.



c) Update on a timely basis the Credit Rating, as appropriate, based on the results of any such review referred to in a) and b) above. In addition, upon adoption of a new or revised rating methodology, Moody's Ratings will review the impact of the new or revised methodology to outstanding Credit Ratings and take any necessary Credit Rating Action, within a reasonable period of time.

Where practicable, Moody's Ratings will leverage available information and expertise in the monitoring process. Moody's Ratings will apply changes in relevant key rating assumptions both to current and newly assigned Credit Ratings.

1.10 Where Moody's Ratings uses separate analytical teams for assigning initial Credit Ratings and for monitoring such Credit Ratings, each team will have the requisite level of experience and resources to perform its respective functions in a timely manner. Moody's Ratings will also evaluate internal processes and market trends in order to maintain operational flexibility to allocate resources needed to monitor existing Credit Ratings and conduct reviews on a timely basis.

1.11 Moody's Ratings will establish, maintain, and enforce policies and controls relating to the publication of Credit Rating Announcements that announce Credit Rating Actions, including the withdrawal of a public Credit Rating on an Issuer or obligation (except for routine debt maturities, calls, or redemptions).

C. INTEGRITY OF THE RATING PROCESS

1.12 Moody's Ratings and its Employees will not, either implicitly or explicitly, give any assurance or guarantee of a particular Credit Rating prior to a rating committee. This does not preclude Moody's Ratings from developing preliminary feedback in connection with its ratings analysis. In addition, Moody's Ratings and its Employees will not make a promise or threat about potential Credit Rating Actions to influence Rated Entities, investors, or other market participants to pay for Credit Ratings or other services.

1.13 Moody's Ratings will not:

a) Provide rating advisory services;

b) Act as a broker or dealer engaged in the business of underwriting securities or money market instruments;

c) Have a financial or controlling interest in an entity rated by Moody's Ratings or any of the "Credit Rating Affiliates" identified in Item 3 of the Annual Certification of Form NRSRO filed by Moody's Investors Service, Inc. and available on Moody's Ratings' public website(s);

d) Issue or maintain a Credit Rating with respect to any entity that has a controlling interest in Moody's Ratings, including MCO; or

e) Issue or maintain a Credit Rating on any single Issuer, originator, arranger or subscriber (including any affiliates of the Issuer, originator, arranger, or subscriber) from which it receives 10 percent or more of its annual net billings.

1.14 Moody's Ratings does not provide consultancy or advisory services to Rated Entities or their agents and will not make proposals or recommendations to an obligor or Issuer, underwriter, or sponsor of an obligation, regarding the corporate or legal structure, assets, liabilities, or activities of an obligor or Issuer or the design of financial



instruments. Consistent with this prohibition, in assessing credit risk, Moody's Ratings Employees may properly hold a series of discussions with an Issuer, Rated Entity, or its Agents in order to:

a) Understand and incorporate into their analysis the particular facts and features and any modification thereof, as proposed by the Issuer, Rated Entity, or its Agents; and

b) Explain to the Issuer, Rated Entity, or its Agents the Credit Rating implications of Moody's Ratings' methodologies as applied to the Issuer or obligation.

2. Independence and Avoidance and/or Management of Conflicts of Interest

A. GENERAL

2.1 Moody's Ratings will not forbear or refrain from taking a Credit Rating Action, or from initiating or concluding a review of a Credit Rating, based on the potential effect (economic, political, or otherwise) of the action on Moody's Ratings, an Issuer, Rated Entity, investor, or other market participant.

2.2 The determination of a Credit Rating will be influenced only by factors relevant to the credit assessment.

2.3 The Credit Rating Moody's Ratings assigns to an Issuer or obligation will not be affected by the existence of, or potential for, a business relationship between Moody's Ratings (or MCO) and the Issuer (or its affiliates), or any other party, or the non-existence of any such relationship.

2.4 Moody's Ratings will separate, operationally and legally, and if practicable, physically, its Credit Rating Services and Analysts from any other business that may present a conflict of interest. If Moody's Ratings offers Ancillary Services and Other Permissible Services, Moody's Ratings will disclose such services on its public website(s). If Moody's Ratings intends to offer new Other Permissible Services or Ancillary Services, Moody's Ratings will first consult with the Compliance or Legal Department. Moody's Ratings will establish, maintain and enforce policies and controls designed to minimize the likelihood that conflicts of interest with Moody's Ratings' Credit Rating Services will arise, or to appropriately manage those conflicts that may arise, in connection with Moody's Ratings' provision of Ancillary Services and/or Other Permissible Services.

B. PROCEDURES AND POLICIES

2.5 Moody's Ratings will establish, maintain, and enforce policies and controls to identify and eliminate, or manage and disclose, as appropriate, actual or potential conflicts of interest that may influence the determination of Credit Ratings, or the approval of new or revised Credit Ratings. As more fully described and disclosed in the Annual Certification to Form NRSRO filed by Moody's Investors Service, Inc. (which is available on Moody's Ratings' public website), Moody's Ratings has established policies to address and manage the following conflicts, among others:

a) Moody's Ratings is paid by Issuers or underwriters to determine Credit Ratings with respect to securities, obligations, or money market instruments they issue or underwrite;

b) Moody's Ratings is paid by obligors to determine Credit Ratings of those obligors;



c) Moody's Ratings is paid by investors to determine Credit Ratings with respect to securities, obligations, or money market instruments;

d) In addition to Credit Ratings, Moody's Ratings provides other services, including but not limited to Rating Assessment Services, to Issuers or obligors that may be subject to a Credit Rating by Moody's Ratings. Moody's Ratings is paid for these other services by the requesting Issuer or obligor; and

e) Moody's Ratings may issue Credit Ratings covering, and/or requested by, entities that may have significant financial interest (i.e., 5% or more of outstanding shares) in MCO, Moody's Ratings' parent company.

2.6 Moody's Ratings' disclosures of known actual and potential conflicts of interest will be complete, timely, clear, concise, specific, and prominently displayed. Such disclosures will be made on Moody's Ratings' public website(s).

2.7 Moody's Ratings will disclose the general nature of its compensation arrangements with Rated Entities. Moody's Ratings does not provide consulting services and does not receive compensation from Rated Entities unrelated to its Rating Services. If Moody's Ratings were to receive from a Rated Entity compensation unrelated to its Rating Services, Moody's Ratings would disclose the proportion such fees constitute against the fees Moody's Ratings receives from the Rated Entity for Rating Services.

2.8 In instances where Rated Entities or obligors (e.g., sovereign nations or states) have, or are simultaneously pursuing, oversight functions related to Moody's Ratings, the Rating Personnel who participate in the determination of Credit Ratings or approval of rating methodologies that apply to such Rated Entities or obligors will be separate from the Employees responsible for interacting with the officials of those Rated Entities or the obligor (e.g., government regulators) regarding supervisory matters.

C. ANALYST AND EMPLOYEE INDEPENDENCE

2.9 Reporting lines for Employees and their compensation arrangements will be organized to eliminate or effectively manage actual and potential conflicts of interest.

2.9.1 Analysts will not be compensated or evaluated on the basis of the amount of revenue that Moody's Ratings derives from Rated Entities that the Analyst rates, with which the Analyst regularly interacts, or over which the Analyst has approval or oversight responsibility.

2.9.2 Moody's Ratings will conduct formal and periodic reviews of compensation policies and practices for its Employees who participate in, or who might otherwise have an effect on, the Credit Rating process to determine that these policies and practices do not compromise the objectivity of the Credit Rating process or Employees.

2.10 Moody's Ratings has implemented a separation of its rating and commercial activities. Rating Personnel will not participate in Fee Discussions or sales or marketing activities or be influenced by sales or marketing considerations. Employees in the Moody's Ratings Commercial Group will not participate in the determination or monitoring of Credit Ratings or in the development or approval of models or methodologies used in providing Rating Services.



2.11 As described in more detail in various policies, Employees will not approve, participate in, or otherwise influence the determination of the Credit Rating of any particular Issuer, Rated Entity, or obligation if the:

a) Employee, or the Employee's Family Member, owns Securities (including derivatives of Securities) issued, guaranteed, or otherwise supported by the Rated Entity, its affiliates, or any of the relevant third parties;

b) Employee, or the Employee's Family Member, has had a recent employment or other significant business relationship (i.e., within the preceding 12 months) with the Rated Entity, its affiliates, or any of the identified third parties, that creates the impression of a conflict of interest that Moody's Ratings deems to be unacceptable or constitutes a conflict of interest;

c) Employee has, or had, any other relationship with the Rated Entity, its affiliates, or any of the identified third parties, or any related third party thereof, that creates the impression of a conflict of interest Moody's Ratings deems to be unacceptable or constitutes a conflict of interest;

d) Employee has a close personal relationship (as described in the Outside Interests and Other Potential Conflicts Policy) with an employee or controlling shareholder of a Rated Entity, its affiliates, or any of the identified third parties that creates the impression of a conflict of interest that Moody's Ratings deems to be unacceptable or constitutes a conflict of interest;

e) Employee has made recommendations to the Rated Entity, its affiliates, or any of the identified third parties about the corporate or legal structure, assets, liabilities, or activities of any of the foregoing entities, as described in the Banning Structuring Recommendations Associated with Credit Ratings – Policy;

f) Employee has initiated, or participated in, Fee Discussions with the Rated Entity, its affiliates, or any of the identified third parties, as described in the Separation of Rating Personnel from Commercial Activities and Information – Policy (excluding accidental receipt of fee information and clearance in accordance with the applicable procedure);

g) Employee, or the Employee's Family Member, has received gifts, entertainment, or cash from the Rated Entity, its affiliates, identified third parties, or any other market participants (e.g., investors), that would not be in accordance with the Gifts, Entertainment, and Anti-Bribery Policy, creates the impression of a conflict of interest that Moody's Ratings otherwise deems to be unacceptable, or constitutes a conflict of interest;

h) Employee has participated in sales or marketing of a product or service of Moody's Ratings or any MCO affiliate to the Rated Entity, its affiliates, any of the identified third parties, as described in the Separation of Rating Personnel from Commercial Activities and Information – Policy (excluding accidental receipt of sales or marketing or other commercial information and clearance in accordance with the applicable procedure);

i) Employee was influenced by sales or marketing considerations with respect to the Rated Entity, its affiliates, any of the identified third parties, or any other market participants (e.g., investors), as described in the Separation of Rating Personnel from Commercial Activities and Information – Policy (excluding accidental receipt of sales


or marketing or other commercial information and clearance in accordance with the applicable procedure); or

j) Employee has made a political contribution that creates the impression of a conflict of interest that Moody's Ratings deems to be unacceptable or constitutes a conflict of interest.

2.12 In accordance with the Securities Trading Policy, Employees who are involved in the rating process and their Family Members are prohibited from buying, selling, or engaging in any transaction in any Security (including a derivative of any Security) issued, guaranteed, or otherwise supported by any Issuer or entity within such Employee's Restricted List(s).

2.13 Where an Analyst or any other Moody's Ratings Employee who participates in determining or monitoring Credit Ratings leaves the employ of Moody's Ratings and becomes an employee of a Rated Entity, underwriter, or sponsor of obligations the Analyst or other Employee was involved in rating or of a financial firm with which he or she had dealings as part of his or her duties at Moody's Ratings, Moody's Ratings will conduct a look-back review of such Analyst's or Employee's work in accordance with applicable laws and regulations. Where required by laws and regulations, Moody's Ratings will report to the regulatory authorities those instances where Moody's Ratings becomes aware, within the time period specified by the relevant regulatory authority, that a former Moody's Ratings Employee has obtained employment with such an entity after his or her employment with Moody's Ratings.

3. Responsibilities to the Investing Public and Issuers

A. TRANSPARENCY AND TIMELINESS OF RATINGS DISCLOSURE

3.1 Moody's Ratings will disclose as soon as practicable its public Credit Rating Actions regarding the Issuers, debt, and debt-like obligations it rates.

3.2 Moody's Ratings will make its public Credit Ratings and public Credit Rating Announcements available to the public on a non-selective basis without cost and provide transparency on how the relevant entity or obligation is rated. Such public Credit Ratings and public Credit Rating Announcements will be posted on Moody's public website(s). Moody's Ratings may also publish on its public website(s) a Credit Rating Action related to a public Credit Rating that is not accompanied by a Credit Rating Announcement.

3.3 Moody's Ratings will encourage structured finance Issuers and originators of structured finance products to publicly disclose all relevant information regarding these products.

3.4 If so requested, Moody's Ratings may agree to keep a Credit Rating confidential so long as Moody's Ratings has received adequate assurances about how the requesting party intends to use it and certain other internal criteria have been met. However, if an Issuer or obligation — including a tranche of a structured finance security — already carries a public Credit Rating from Moody's Ratings, all subsequent decisions to change or discontinue such Credit Rating will be made available to the public on a non-selective basis without cost.

3.5 Moody's Ratings will publicly disclose its policies for distributing and withdrawing Credit Ratings and will keep such policies current.



3.6 For each Credit Rating Action, Moody's Ratings will disclose in the Credit Rating Announcement and/or Disclosure Form certain information consistent with the law in the jurisdiction in which a Moody's Ratings credit rating affiliate issuing a rating operates, including but not limited to:

a) A reference to the date of the last associated Credit Rating Announcement, if any (sometimes via referral to an alternative source);

b) A summary of the key elements of the rationale underlying the Credit Rating;

c) A summary of the key rating assumptions/factors and sensitivity analysis of the relevant key rating assumptions/factors;

d) Language to indicate which substantially material sources of information were used to prepare the Credit Rating;

e) A description of the attributes and limitations of the Credit Rating so as to indicate whether Moody's Ratings considers satisfactory the quality of information available on the Rated Entity and/or debt; and

f) A reference to the principal methodology(ies) and model(s) used to determine the Credit Rating. Moody's Ratings will explain if a Credit Rating is based on more than one principal methodology and if a review of only one methodology might cause financial market professionals to overlook other important aspects of the Credit Rating. In the Credit Rating Announcement, Moody's Ratings will indicate where methodologies and other important aspects factored into Credit Ratings can be found. The Credit Rating Announcement may refer to published documents on Moody's Ratings' public website(s), where applicable.

3.7 Moody's Ratings will publicly disclose sufficient information about its rating committee process, procedures, methodologies, and any assumptions about the published financial statements that deviate materially from information contained in the Issuer's published financial statements so that investors and other users of Credit Ratings can understand how a Credit Rating was determined. The rating symbols and rating scales used by Moody's Ratings are publicly disclosed in its Rating Symbols and Definitions handbook available on Moody's Ratings' public website(s).

3.7.1 Moody's Ratings will publish sufficient information about its loss expectations and cash flow analysis relating to a structured finance Credit Rating so that a financial market professional can understand the basis for the Credit Rating. Where practical, Moody's Ratings will disclose the degree to which it analyzes how sensitive a structured finance Credit Rating is to changes in Moody's Ratings' underlying Credit Rating assumptions.

3.7.2 Moody's Ratings will insert "(sf)" into all of its new and existing Credit Ratings of structured finance instruments. The insertion of "(sf)" will appear following the Credit Rating in all of Moody's Ratings' Credit Rating Announcements and research reports (e.g., "Aa3(sf)") when referring to a specific Credit Rating.

3.7.3 Moody's Ratings will clearly indicate the attributes and limitations of Credit Ratings, the risk of unduly relying on them to make investment or other financial decisions, and generally the extent to which Moody's Ratings verifies the information provided to it by the Issuer or originator of a rated security. This information should assist investors and other users of Credit Ratings in



developing a greater understanding of what a Credit Rating is. Moody's Ratings is subject to regulations in various markets globally, and such regulations do not state or imply that the regulatory authorities endorse Moody's Ratings Credit Ratings nor may Moody's Ratings use its registration status to advertise the quality of its Credit Ratings.

3.8 Where required by applicable law or regulation or otherwise feasible and appropriate, prior to issuing or revising a Credit Rating, Moody's Ratings will inform the Rated Entity of the critical information and principal considerations upon which the Credit Rating is based and afford the Rated Entity an opportunity to submit additional factual information not previously available to Moody's Ratings or to clarify any likely factual misperceptions or other matters it considers relevant in order to produce a well-informed Credit Rating. Moody's Ratings will duly evaluate the Rated Entity's response. Where in particular circumstances Moody's Ratings has not informed the Rated Entity prior to issuing or revising a Credit Rating, Moody's Ratings will inform the Rated Entity as soon as practicable thereafter and, generally, will explain the reason for the delay.

3.9 Where not precluded by specific circumstances, Moody's Ratings will allow the Issuer a brief period of time, which may vary depending on the circumstances and jurisdictional requirements, to notify Moody's Ratings of the Issuer's desire to appeal the Credit Rating decision. Appeals may be granted where Moody's Ratings is provided new or additional information that was not available to or considered by the rating committee.

3.10 In order to promote transparency and to enable the market to best judge the aggregate performance of Credit Ratings on debt instruments, where possible, Moody's Ratings will publish sufficient information about its historical default rates by rating category, the transitions between rating categories, and periodic performance metrics so that financial market professionals can understand the historical performance of securities assigned to different rating categories. Where feasible, this information will include verifiable, quantifiable historical information about the performance of its rating opinions, organized and structured and, where possible, standardized in such a way to assist financial professionals in drawing performance comparisons between credit rating agencies. Upon request, Moody's Ratings will provide Credit Ratings data to regulatory authorities to allow those authorities to conduct their own evaluation of Credit Ratings performance.

3.11 In order to promote transparency regarding the nature of Moody's Ratings' interactions with Rated Entities, and in accordance with the Moody's Ratings Designating Non-Participating Rated Entities – Policy, Moody's Ratings will publicly designate and disclose the names of Rated Entities that decline to participate in the rating process.

3.12 As a publisher of opinions about credit, Moody's Ratings reserves the right at any time to initiate and issue Unsolicited Credit Ratings if Moody's Ratings believes it has sufficient information to support adequate analysis and, if applicable, ongoing monitoring, and that (i) the Moody's Ratings initiated Unsolicited Credit Rating would provide an informational benefit to market participants; or (ii) the amount of the total debt or debt-like obligations issued is significant; or (iii) the type of security or Rated Entity is new to the market; or (iv) the Credit Rating is analytically relevant for other analysis that Moody's Ratings provides to the market. In accordance with Moody's Ratings' policies and procedures on designating Unsolicited Credit Ratings, when an Unsolicited Credit Rating is initiated by Moody's Ratings, Moody's Ratings will not seek or accept remuneration for the relevant Credit Rating from the Issuer or its Agents for at least one year after the publication of such Credit Rating. Moody's Ratings' policies on Unsolicited Credit Ratings can be



accessed on Moody's Ratings' public website(s). This provision only applies to those Unsolicited Credit Ratings initiated by Moody's Ratings.

3.13 Moody's Ratings will publicly disclose, via press release and posting on Moody's Ratings' public website(s), any material modifications to its rating methodologies and related significant practices, procedures, and processes. Where feasible and appropriate or otherwise required by local law, disclosure of such material modifications will be made subject to a "request for comment" from market participants prior to their implementation. Moody's Ratings will carefully consider the various uses of Credit Ratings before modifying its rating methodologies, practices, procedures, and processes.

3.14 As a publisher of credit research related to its Credit Ratings, Moody's Ratings will seek to provide clear, accurate, transparent, and high quality research about Rated Entities and Issuers. Research sales will be separated from the research and rating process in ways that help protect the latter activities from improper conflicts of interest. As provided elsewhere in this section, Issuer Confidential Information and Non-Public Information about Moody's Ratings' future Credit Rating Actions may not be selectively disclosed to research subscribers or others.

B. TREATMENT OF ISSUER CONFIDENTIAL INFORMATION AND NON-PUBLIC INFORMATION

3.15 Moody's Ratings will:

a) Establish, maintain, and enforce policies and controls to:

   i. Preserve the confidentiality of Issuer Confidential Information;

   ii. Prevent disclosure of Non-Public Information related to Credit Ratings, including pending Credit Rating Actions; and

   iii. Prevent violations of applicable laws and regulations governing the treatment and use of Issuer Confidential Information and/or material Non-Public Information.

b) Refrain from publicly disclosing Issuer Confidential Information in Credit Rating Announcements, or through research, conferences, or conversations with investors, other issuers, or any other persons unless Moody's Ratings has received permission from the Issuer, its affiliates, or its Agents.

3.16 Notwithstanding the foregoing, Moody's Ratings shall not be restricted from:

a) Publishing any Credit Rating or other opinion regarding a particular security or transaction which incorporates Issuer Confidential Information as long as (i) the Issuer Confidential Information is not specifically disclosed and (ii) the disclosure is made publicly so that the opinion is available to investors generally;

b) Using third party contractors or Agents bound by appropriate confidentiality obligations to assist in any aspect of the ratings process or related business activities;

c) Disclosing information as required by any applicable law, rule, or regulation, or at the request of any governmental agency or authority;

d) Disclosing information to third parties with an independent legal right to receive it; or



    e)   Disclosing to an Issuer (or its Agents), as appropriate, the date and time of a rating committee about that Issuer.

3.17 Moody's Ratings and its Employees will use Issuer Confidential Information only as follows: (i) for purposes related to its Rating Services; (ii) in a manner consistent with the Moody's Ratings - Moody's Analytics Separation Policy; and/or (iii) with the agreement or consent of the Issuer or its Agents. Moody's Ratings will maintain and enforce policies and controls to this effect.

3.18 Employees will not disclose Non-Public Information regarding pending Credit Ratings, except to the relevant Issuer or its Agents, or as required by applicable law or regulation.

3.19 Moody's Ratings Employees will not share Issuer Confidential Information or Non-Public Information within Moody's Ratings except as necessary in connection with its business. Moody's Ratings Employees will not share Issuer Confidential Information with employees of any affiliated entities except to the extent: (i) such employees are acting as Agents or contractors of Moody's Ratings with respect to Rating Services, and require such information in order to carry out those duties; (ii) such use is permitted by the Moody's Ratings - Moody's Analytics Separation Policy; and/or (iii) with the agreement or consent of the Issuer or its Agents. Moody's Ratings Employees will not share Issuer Confidential Information with employees of any affiliated entities that are not bound by appropriate confidentiality obligations.

3.20 Except as required under any applicable law, rule, regulation, or at the proper request of any governmental agency or authority, Non-Public Information relating to a Credit Rating, including Moody's Ratings' internal deliberations and the identities of persons who participated in a rating committee, will be kept strictly confidential and will not be disclosed to persons outside of Moody's Ratings except on a "need to know" basis and where such persons are bound by appropriate confidentiality obligations.

4. Training

4.1 Moody's Ratings maintains an appropriate training program for Analysts regarding the production of Credit Ratings, including, as appropriate, quantitative and qualitative analysis, classes and subclasses of Credit Ratings, complexity of obligors, securities to be rated, and other subjects specific to the Moody's Ratings lines of business. Moody's Ratings will develop and maintain processes and procedures by which it identifies the knowledge, skill, and expertise required of Analysts in determining Credit Ratings, so as to determine what type of training is appropriate, and to develop procedures for the implementation thereof. Moody's Ratings will periodically assess the level of Analysts' skills and knowledge and establish procedures to assess the effectiveness of such training and to verify that training was completed.

IV. Ancillary Services and Other Permissible Services

What Are Ancillary Services and Other Permissible Services?

Ancillary Services



Ancillary Services are those products and services that are not Credit Rating Services and that may include market forecasts, estimates of economic trends, pricing analysis, or other general data analysis as well as related distribution services.[6]

Other Permissible Services

The Rating Symbols & Definitions publication lists Other Permissible Services ("OPS") in its Table of Contents and states the definition for each. OPS are products and services that can be requested by external parties on a standalone basis, as distinct from services rendered solely in connection with an existing Credit Rating. Moody's Ratings chooses to derive Indicative Ratings and Rating Assessment Services from the same analytical processes used to determine Credit Ratings, despite the fact that these are OPS and not Credit Ratings. The other OPS listed in the Rating Symbols & Definitions publication are derived using processes that are separate and distinct from those used for Credit Ratings. These types of OPS are referred to as Non-Credit Rating Assessments ("NCRAs"). The term NCRA is an internal classification used to distinguish the process by which an assessment is derived. Certain OPS are public, as they are published on ratings.moodys.com. Conversely, some OPS are non-public and not published on Moody's public website(s).

The Provisions

1. Quality and Integrity of the Assessment Process

A. QUALITY OF THE ASSESSMENT PROCESS

1.1 Since assessments are forward-looking or point-in-time opinions, the performance of an individual assessment will not be judged on the basis of the individual outcome, but on whether the individual assessment was formed pursuant to Moody's Ratings' established processes.

1.2 Moody's Ratings will develop and maintain rigorous and systematic assessment frameworks. Where required, resulting assessments will be periodically subjected to objective validation based on historical experience.

1.3 In assessing an entity or obligation, Analysts will use Moody's Ratings' published assessment frameworks, where appropriate. Analysts will apply a given assessment framework in a consistent manner, as determined by Moody's Ratings.

1.4 Assessments will be determined by discussion forums and not by any individual Analyst. Once a discussion forum has determined the appropriate assessments to be assigned, Moody's Ratings will maintain such assignment until a subsequent discussion forum determines otherwise.

    1.4.1 In producing an assessment, Moody's Ratings will consider all information known and believed to be relevant by the applicable Analyst and discussion forum, including information received from a source other than the requestor that the applicable Analyst and discussion forum find credible and potentially significant to a decision in a manner generally consistent with Moody's Ratings' published assessment frameworks. Moody's Ratings will establish, maintain, and enforce internal standards and controls, where appropriate, to assure that the assessments it disseminates are based on a thorough analysis of all such

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[6] Please note that in certain local jurisdictions some services are classified as ancillary and do not follow the global definition.



information. In formulating assessments, Moody's Ratings will employ Analysts who, individually or collectively (for discussion forums), have appropriate knowledge and experience in developing an opinion of the type requested.

1.5 Moody's Ratings will comply with its record retention policies and applicable laws when maintaining records used to support its assessment processes. Moody's Ratings will establish, maintain, and enforce policies and controls so that its Employees comply with Moody's Ratings' record retention policies and with applicable laws governing retention and disposition of records. Moody's Ratings Employees will familiarize themselves with Moody's Ratings' record retention policies and periodically certify their compliance with such policies.

1.6 Moody's Ratings and its Analysts will establish, maintain, and enforce internal standards and controls, where appropriate, to avoid issuing any assessments that contain misrepresentations or are otherwise misleading.

1.7 Moody's Ratings will invest resources sufficient to carry out high-quality assessments. When deciding whether to issue an assessment, Moody's Ratings will determine whether it is able to devote sufficient personnel with appropriate skills to make a proper determination of the assessment, and whether its personnel likely will have access to sufficient information needed in order to make such an assessment. In its announcements for assessments that present limited historical data, Moody's Ratings will make such limitations clear. Moody's Ratings adopts all necessary measures so that the information it uses in producing an assessment is of sufficient quality and from sources Moody's Ratings considers to be reliable including, when appropriate, independent third-party sources. In cases involving new types of assessments, Moody's Ratings will refrain from providing an opinion unless it believes that it has sufficient information and the appropriate analytical skills to do so. Moody's Ratings will require the relevant functions within CSS to:

a) Review the feasibility of providing an assessment of a type that is materially different from those that Moody's Ratings has previously assessed; and

b) At least once every 24 months, review the assessment frameworks and significant changes to the assessment frameworks.

1.8 Moody's Ratings will organize its discussion forums to promote continuity and avoid bias in the assessment process.

B. MONITORING AND UPDATING

1.9 For those Ancillary Services and OPS that are monitored, Moody's Ratings will allocate adequate personnel and resources to monitoring and updating its assessments on a timely basis. Where appropriate, Moody's Ratings will initiate a review of the status of the assessment upon becoming aware of any information that might reasonably be expected to result in a change to the assessment, consistent with the applicable framework, and update on a timely basis the assessment following the results of any such review. In addition, upon the adoption of a new or revised assessment framework, Moody's Ratings will review the impact of the new or revised assessment framework and make any necessary updates, within a reasonable period of time.



1.10 For those Ancillary Services and OPS that are normally issued on a point-in-time basis and are not monitored, a requestor of a previous point-in-time Ancillary Service or OPS may, depending upon the service provided, request a refreshed assessment.

C. INTEGRITY OF THE ASSESSMENT PROCESS

1.11 Moody's Ratings and its Employees will not, either implicitly or explicitly, give any assurance or guarantee of a particular outcome prior to a discussion forum. This does not preclude Moody's Ratings from developing preliminary feedback in connection with its analysis. In addition, Moody's Ratings and its Employees will not make a promise or threat about potential assessments to influence customers, investors, or other market participants to pay for assessments or other services.

1.12 Moody's Ratings will not:

a) Provide advisory services;

b) Act as a broker or dealer engaged in the business of underwriting securities or money market instruments; or

c) Have a financial or controlling interest in an entity assessed or analyzed by Moody's Ratings or any of its affiliates identified in Item 3 of the Annual Certification of Form NRSRO filed by Moody's Investors Service, Inc. and available on Moody's Ratings' public website(s).

1.13 Moody's Ratings Employees are prohibited from making proposals or recommendations to an obligor or Issuer, underwriter or sponsor of an obligation about the corporate or legal structure, assets, liabilities, or activities of an obligor or Issuer. Consistent with this prohibition, in assessing the risks required for the analysis, Moody's Ratings Employees may properly hold a series of discussions with an Issuer, Rated Entity, or its Agents in order to:

a) Understand and incorporate into their analysis the particular facts and features and any modification thereof, as proposed by the Issuer, Rated Entity, or its Agents; and

b) Explain to the Issuer, Rated Entity, or its Agents the implications of Moody's Ratings' assessment frameworks as applied to the assessment service requested.

2. Independence and Avoidance and/or Management of Conflicts of Interest

A. GENERAL

2.1 Moody's Ratings will not forbear or refrain from undertaking an assessment, or from initiating or concluding a review of an assessment, based on the potential effect (economic, political, or otherwise) of the action on Moody's Ratings, a customer, investor, or other market participant.

2.2 The determination of an assessment will be influenced only by factors relevant to the assessment itself.

2.3 The assessment Moody's Ratings assigns will not be affected by the existence of, or potential for, a business relationship between Moody's Ratings (or MCO) and the customer (or its affiliates), or any other party, or the non-existence of any such relationship.



2.4 Moody's Ratings will separate, operationally, and if practicable, physically, its Analysts providing Ancillary Services and OPS, from any other business that may present a conflict of interest. Moody's Ratings will disclose such services either on its public website(s) or in the relevant assessment report published on its public website(s).

B. PROCEDURES AND POLICIES

2.5 Moody's Ratings will establish, maintain, and enforce policies and controls to identify and eliminate, or manage and disclose, as appropriate, actual or potential conflicts of interest that may influence the determination of assessments, or the approval of new or revised assessments. Moody's Ratings has established policies to address and manage the following conflicts, among others:

    a)   Moody's Ratings is paid by customers to determine assessments;

    b)   In addition to assessments, Moody's Ratings provides other services, including but not limited to Credit Rating Services, to Issuers or obligors that may be subject to an assessment by Moody's Ratings. Moody's Ratings is paid for these other services by the requesting Issuer or obligor; and

    c)   Moody's Ratings may be requested to issue Regulated Assessments covering entities that may have significant financial interest (i.e., 10% or more of outstanding shares) in MCO, Moody's Ratings' parent company.

2.6 Moody's Ratings' disclosures of known actual and potential conflicts of interest will be complete, timely, clear, concise, specific, and prominently displayed. Such disclosures will be made on Moody's Ratings' public website(s) or in the relevant assessment report published on its public website(s)

2.7 Moody's Ratings will disclose the general nature of its compensation arrangements with customers. Moody's Rating does not provide consulting services and does not receive compensation from customers unrelated to its various Rating Services and assessment services. If Moody's Ratings were to receive from a customer compensation unrelated to its Rating Services and assessment services, Moody's Ratings would disclose the proportion such fees constitute against the fees Moody's Ratings receives from the Rated Entity for Rating Services and/or assessment services.

2.8 In instances where customers (e.g., sovereign nations or states) have, or are simultaneously pursuing, oversight functions related to Moody's Ratings, the Analysts who participate in the determination of assessments or approval of rating assessment frameworks that apply to such Rated Entities or obligors will be separate from the Employees responsible for interacting with the officials of those Rated Entities or the obligor (e.g., government regulators) regarding supervisory matters.

C. ANALYST AND EMPLOYEE INDEPENDENCE

2.9 Reporting lines for Employees and their compensation arrangements will be organized to eliminate or effectively manage actual and potential conflicts of interest.

    2.9.1   Analysts will not be compensated or evaluated on the basis of the amount of revenue that Moody's Ratings derives from customers that the Analyst assesses, or with which the Analyst regularly interacts, or over which the Analyst has approval or oversight responsibility.



2.9.2 Moody's Ratings will conduct formal and periodic reviews of compensation policies and practices for its Employees who participate in, or who might otherwise have an effect on, the assessments process to determine that these policies and practices do not compromise the objectivity of the assessment process or Employees.

2.10 Moody's Ratings has implemented a separation of its analytical and commercial activities. Analytical personnel will not participate in Fee Discussions or sales and marketing activities or be influenced by sales and marketing considerations. Employees in the Moody's Ratings Commercial Group will not participate in the determination, monitoring (where applicable), or refreshing (where applicable) of assessments or in the development or approval of models or assessment frameworks used in providing assessment services.

2.11 As described in more detail in various policies, Employees will not approve, participate in or otherwise influence the determination of the assessment of any particular customer if the:

a) Employee, or the Employee's Family Member, owns Securities (including derivatives of Securities) issued, guaranteed, or otherwise supported by the Rated Entity, its affiliates, or any of the relevant third parties;

b) Employee, or the Employee's Family Member, has had a recent employment or other significant business relationship (i.e., within the preceding 12 months) with the Rated Entity, its affiliates, or any of the identified third parties, that creates the impression of a conflict of interest that Moody's Ratings deems to be unacceptable or constitutes a conflict of interest;

c) Employee has, or had, any other relationship with the Rated Entity, its affiliates, or any of the identified third parties, or any related entity thereof, that creates the impression of a conflict of interest that Moody's Ratings deems to be unacceptable or constitutes a conflict of interest;

d) Employee has a close personal relationship (as described in the Outside Interests and Other Potential Conflicts Policy) with an employee or controlling shareholder of a Rated Entity, its affiliates, or any of the identified third parties that creates the impression of a conflict of interest that Moody's Ratings deems to be unacceptable or constitutes a conflict of interest;

e) Employee has made recommendations to the Rated Entity, its affiliates, or any of the identified third parties about the corporate or legal structure, assets, liabilities, or activities of any of the foregoing entities;

f) Employee has initiated, or participated in, Fee Discussions with the Rated Entity, its affiliates, or any of the identified third parties, as described in the Separation of Rating Personnel from Commercial Activities and Information – Policy (excluding accidental receipt of fee information with participation from the Moody's Ratings Employee and clearance in accordance with the procedures for addressing fee discussions);

g) Employee, or the Employee's Family Member, has received gifts, entertainment, or cash from the Rated Entity, its affiliates, identified third parties, or any other market participants (e.g., investors) that would not be in accordance with the Gifts, Entertainment, and Anti-Bribery Policy, creates the impression of a conflict of



interest that Moody's Ratings otherwise deems to be unacceptable, or constitutes a conflict of interest;

h) Employee has participated in sales or marketing of a product or service of Moody's Ratings or any MCO affiliate to the Rated Entity, its affiliates, any of the identified third parties, as described in the Separation of Rating Personnel from Commercial Activities and Information – Policy (excluding accidental receipt of sales or marketing or other commercial information and clearance in accordance with the applicable procedure);

i) Employee was influenced by sales or marketing considerations with respect to the Rated Entity, its affiliates, any of the identified third parties, or any other market participants (e.g., investors), as described in the Separation of Rating Personnel from Commercial Activities and Information – Policy (excluding accidental receipt of sales or marketing or other commercial information and clearance in accordance with the applicable procedure); or

j) Employee has made a political contribution that creates the impression of a conflict of interest that Moody's Ratings deems to be unacceptable or constitutes a conflict of interest.

2.12 In accordance with the Securities Trading Policy, Employees who are involved in the assessment process and their Family Members are prohibited from buying, selling, or engaging in any transaction in any Security (including a derivative of any Security) issued, guaranteed, or otherwise supported by any Issuer or entity within such Employee's Restricted List(s).

3. Responsibilities to the Investing Public and Issuers

A. TRANSPARENCY AND TIMELINESS OF RATINGS DISCLOSURE

3.1 Moody's Ratings will disclose as soon as practicable its public assessments.

3.2 Moody's Ratings will make its public assessments and any related public reports available to the public on a non-selective basis without cost and provide transparency on how the relevant entity or obligation is assessed. Such public assessments and public reports will be posted on Moody's public website(s). Moody's Ratings may also publish on its public website(s) an assessment that is not accompanied by a public report.

3.3 Upon the request of the customer, and at Moody's Ratings' sole discretion, Moody's Ratings may agree to keep an assessment confidential.

3.4 In the event that Moody's Ratings decides to discontinue the provision of an assessment, Moody's Ratings will, as soon as practicable, provide information about the reasons for that decision on its website.

3.5 Where required by applicable law or regulation or otherwise feasible and appropriate, prior to issuing or revising an assessment, Moody's Ratings will inform the customer of the critical information and principal considerations upon which the assessment is based and afford the customer an opportunity to submit additional factual information not previously available to Moody's Ratings or to clarify any likely factual misperceptions or other matters it considers relevant in order to



produce a well-informed opinion. Moody's Ratings will duly evaluate the customer's response.

3.6 As a publisher of opinions, Moody's Ratings reserves the right at any time to initiate and issue unsolicited assessments if Moody's Ratings believes the Moody's Ratings initiated unsolicited assessment would provide an informational benefit to market participants.

3.7 Moody's Ratings will publicly disclose via press release and posting on Moody's Ratings' public website(s) any material modifications to its assessment frameworks and related significant practices, procedures, and processes. Where feasible and appropriate or otherwise required by local law, disclosure of such material modifications will be made subject to a "request for comment" from market participants prior to their implementation. Moody's Ratings will carefully consider the various uses of assessments before modifying its assessment frameworks, practices, procedures, and processes.

3.8 As a publisher of research related to its assessments, Moody's Ratings will seek to provide clear, accurate, transparent, and high-quality research about Rated Entities and Issuers. Research sales will be separated from the research and assessment process in ways that help protect the latter activities from improper conflicts of interest. As provided elsewhere in this section, Issuer Confidential Information and Non-Public Information about Moody's Ratings' future Ancillary Services or OPS activities may not be selectively disclosed to research subscribers or others.

B. TREATMENT OF CONFIDENTIAL INFORMATION AND NON-PUBLIC INFORMATION

3.9 Moody's Ratings will:

a) Establish, maintain, and enforce policies and controls to:

   i. Preserve the confidentiality of Issuer Confidential Information;

   ii. Prevent disclosure of Non-Public Information related to assessments, including pending assessment activity; and

   iii. Prevent violations of applicable laws and regulations governing the treatment and use of Issuer Confidential Information and/or material Non-Public Information.

b) Refrain from publicly disclosing Issuer Confidential Information in published reports, announcements, or through research, conferences, or conversations with investors, other issuers, or any other persons unless Moody's Ratings has received permission from the customer, its affiliates or its Agents.

3.10 Notwithstanding the foregoing, Moody's Ratings shall not be restricted from:

a) Publishing any assessment or other opinion which incorporates Issuer Confidential Information as long as: (i) the Issuer Confidential Information is not specifically disclosed and (ii) the disclosure is made publicly so that the opinion is available to investors generally;

b) Using third party contractors or Agents bound by appropriate confidentiality obligations to assist in any aspect of the assessment process or related business activities;


    c)   Disclosing information as required by any applicable law, rule, or regulation, or at the request of any governmental agency or authority;

    d)   Disclosing information to third parties with an independent legal right to receive it; or

    e)   Disclosing to an Issuer (or its Agents), as appropriate, the date and time of a discussion forum about that Issuer.

3.11 Moody's Ratings and its Employees will use Issuer Confidential Information only as follows: (i) for purposes related to its assessment services; (ii) in a manner consistent with the Moody's Ratings – Moody's Analytics Separation Policy; and/or (iii) with the agreement or consent of the Issuer or its Agents. Moody's Ratings will maintain and enforce policies and controls to this effect.

3.12 Employees will not disclose Non-Public Information regarding pending assessments, except to the relevant customer or its Agents, or as required by applicable law or regulation.

3.13 Moody's Ratings Employees will not share Issuer Confidential Information or Non-Public Information within Moody's Ratings except as necessary in connection with its business. Moody's Ratings Employees will not share Issuer Confidential Information with employees of any affiliated entities except to the extent: (i) such employees are acting as Agents or contractors of Moody's Ratings with respect to Ancillary Services or OPS, and require such information in order to carry out those duties; (ii) such use is permitted by the Moody's Ratings – Moody's Analytics Separation Policy; and/or (iii) with the agreement or consent of the customer or its Agents. Moody's Ratings Employees will not share Issuer Confidential Information with employees of any affiliated entities that are not bound by appropriate confidentiality obligations.

3.14 Except as required under any applicable law, rule, regulation, or at the proper request of any governmental agency or authority, Non-Public Information relating to an Ancillary Service or OPS, including Moody's Ratings' internal deliberations and the identities of persons who participated in a discussion forum, will be kept strictly confidential and will not be disclosed to persons outside of Moody's Ratings except on a "need- to-know" basis and where such persons are bound by appropriate confidentiality provisions.

4. Training

  4.1 Moody's Ratings maintains an appropriate continuing education program for Analysts and will establish, maintain, and enforce appropriate policies and controls to verify that Analysts undergo required training. Within this continuing education program, Analysts will receive training on content updates as they emerge and will be required to demonstrate their understanding of this content via periodic testing. Moody's Ratings will designate one or more appropriate Employees to implement and oversee the continuing education program.



Appendices

Moody's Ratings Employees are required to adhere to the Global Moody's Ratings Code and those country-specific requirements set forth in the following appendices, as appropriate. The information contained in each appendix is applicable only to the specified country in the relevant appendix.

In some cases the provisions listed in these appendices supersede those in the Moody's Ratings Code while in other cases they augment what is in the Moody's Ratings Code. As a result, Employees may need to cross reference the Moody's Ratings Code in order to apply the country-specific provisions contained in these appendices.

All references to Moody's Ratings in the Moody's Ratings Code are references to all Moody's Ratings entities except where otherwise noted. Situations where local laws or regulations take precedence over the provisions of the Code are noted in the applicable appendix to this document. In the event of a conflict between the Code and the relevant appendix, the latter shall prevail.



Appendix A – Moody's Ratings Canada

Moody's Canada Inc. ("Moody's Ratings Canada") is a Designated Rating Organization ("DRO") under National Instrument 25-101 ("NI 25-101"). The Moody's Ratings Code along with this "Appendix A -- Moody's Ratings Canada" ("Appendix A") have been adopted to satisfy the requirements of NI 25- 101 for Moody's Ratings Canada and govern the conduct of Moody's Ratings Canada and all Moody's Ratings Canada Employees in performing Credit Rating activities.

The provisions of the Moody's Ratings Code and this Appendix A describing Moody's Ratings Canada's conduct, including without limitation conduct to assure specified outcomes, should be interpreted as expressing Moody's Ratings Canada's intention to establish, maintain and enforce policies and controls reasonably designed to achieve the objectives set out in the relevant provision.

II. Universal Provisions

5. Enforcement and Disclosure of the Moody's Ratings Code and Communication with Market Participants

5.7 Moody's Ratings Canada will not waive any provisions of the Moody's Ratings Code and Appendix A, unless the Compliance Department grants a written waiver in particular circumstances. If the provision or provisions in the Moody's Ratings Code and this Appendix A for which a waiver is sought apply to an individual, the individual must request the waiver in writing, including the relevant facts supporting the request, and obtain approval from the individual's Manager and the DCO for Canada. If the request for a waiver is urgent and it is not feasible for the relevant individual to request the waiver on a timely basis, then the individual's Manager may request the waiver. If the provision or provisions in the Moody's Ratings Code and this Appendix A for which a waiver is sought apply to Moody's Ratings Canada, then an officer of Moody's Ratings Canada must request the waiver in writing, including the relevant facts supporting the request, and obtain approval from the DCO for Canada. If the request for a waiver is urgent and it is not feasible for the DCO for Canada to grant the waiver on a timely basis, then the DCO for Canada's Manager, the DCO for Europe, the Middle East and Africa, the DCO for Asia-Pacific, or MCO's general counsel may grant the waiver.

III. Credit Ratings

The Provisions

1. Quality and Integrity of the Rating Process

A. QUALITY OF THE RATING PROCESS

1.7

a) Moody's Ratings will require the applicable function within CSS to comply with provisions a) to c) and to report regularly to the MIS Board regarding the reviews or assessments referred to in such provisions a) to c).



1.8 Moody's Ratings Canada will organize its rating committees to assure continuity and regularity and avoid, or manage effectively, conflicts of interest in the performance of credit rating activities.

B. MONITORING AND UPDATING

1.9

a) If there is a major change in a Credit Rating methodology, model or key rating assumption, Moody's Ratings Canada will identify the Credit Ratings likely to be affected by the change and, at the same time as or as soon as possible after announcing the change, disclose a description of Credit Ratings likely to be affected. Moody's Ratings Canada will place the Credit Ratings likely to be affected by the change on review, complete such review within six months of the announcement of the change in methodology, model or key rating assumption and update on a timely basis the Credit Rating, as appropriate, based on the results of such review.

D. GOVERANANCE AND INTERNAL CONTROLS

1.13 The MIS Board is responsible for the functions that a board of directors of a designated rating organization is required to perform pursuant to applicable laws and regulations in Canada. The MIS Board will monitor the following:

a) The development of credit rating policy and methodologies used by Moody's Ratings Canada in its Credit Rating activities;

b) The effectiveness of Moody's Ratings Canada's internal control system in relation to Credit Rating activities;

c) The effectiveness of measures and procedures reasonably designed to assure that any conflicts of interest are identified and either eliminated or managed and disclosed, as appropriate; and

d) Moody's Ratings Canada's compliance and governance processes, including the performance of MRG.

1.14 Moody's Ratings Canada will not issue a Credit Rating unless a majority of the MIS Board, including its independent directors, have what a reasonable person would consider to be sufficient expertise in financial services to fully understand and properly oversee Moody's Ratings Canada's business activities. At least one independent member and one other board member of the MIS Board will have what a reasonable person would consider to be in-depth knowledge and experience at a senior level regarding the markets in structured finance instruments.

1.15 Moody's Ratings Canada will not issue a Credit Rating if a member of the MIS Board participated in any determination involving a specific Credit Rating in which the member has a financial interest in the outcome of the Credit Rating.

1.16 Moody's Ratings will not compensate an independent member of the MIS Board in a manner or in an amount that would cause a reasonable person to conclude that the compensation is linked to the business performance of Moody's Ratings Canada or its affiliates. Moody's Ratings will only compensate directors in a manner that preserves the directors' independence.



1.17 Moody's Ratings Canada will design reasonable administrative and accounting procedures, internal control mechanisms, procedures for risk assessment and control and safeguard arrangements for its information processing systems. Moody's Ratings Canada will implement and maintain decision-making procedures and organizational structures that clearly and in a documented manner specify reporting lines and allocate functions and responsibilities.

1.18 Moody's Ratings Canada will monitor and evaluate the adequacy and effectiveness of its administrative and accounting procedures, internal control mechanisms, procedures for risk assessment and control and safeguard arrangements for its information processing systems and take any measures that it determines may be necessary to address any deficiencies it identifies.

1.19 Moody's Ratings Canada will not outsource activities to entities outside of MCO and its related entities if Moody's Ratings Canada reasonably believes that doing so would impair materially the effectiveness of its internal controls or the ability of the securities regulatory authorities with jurisdiction over Moody's Ratings Canada to conduct compliance reviews of Moody's Ratings Canada's compliance with securities legislation or the Moody's Ratings Code. Moody's Ratings Canada will not outsource the functions or duties of the DCO to an entity outside of MCO and its related entities.

2. Independence and Avoidance and/or Management of Conflicts of Interest

A. GENERAL

2.3

   a) Moody's Ratings Canada will not rate an Issuer that is linked to Moody's Ratings Canada by control.

2.4

   a) Moody's Ratings Canada will disclose on Moody's Ratings' public website(s) whether it has provided any Ancillary Services or Other Permissible Services (other than confidential assessment services) to a Rated Entity within two years preceding the Credit Rating Action relating to that Rated Entity.

C. ANALYST AND EMPLOYEE INDEPENDENCE

2.14 Moody's Ratings Canada will prohibit an Analyst from participating in determining a Credit Rating for a particular Rated Entity or obligation where the Analyst is an officer or director of that Rated Entity or in the case of structured finance instruments, a Related Third Party of the Rated Entity. Moody's Ratings Canada will disclose in a timely manner if a Credit Rating may have been affected by such a conflict.

3. Responsibilities to the Investing Public and Issuers

A. TRANSPARENCY AND TIMELINESS OF RATINGS DISCLOSURE

3.7



3.7.1 Moody's Ratings Canada will disclose on an ongoing basis information concerning all structured finance instruments submitted to it for its initial review.

3.7.2 Moody's Ratings Canada will state the level of assessment it has performed concerning the due diligence processes carried out at the level of the underlying financial instruments or other assets of the structured finance instrument. Moody's Ratings Canada also will disclose whether it has undertaken any assessment of such due diligence processes or whether it has relied on a third-party assessment and how the outcome of such assessment impacts the Credit Rating.

3.7.3 Moody's Ratings Canada will disclose in its Credit Rating Announcements whether the Credit Rating has been disclosed to the Issuer or its designated agent(s) and amended following that disclosure before being issued.

3.12 Moody's Ratings Canada reserves the right at any time to initiate and issue Credit Ratings not requested by the Rated Entity if Moody's Ratings Canada believes it has sufficient information to support adequate analysis and, if applicable, ongoing monitoring, and that either (i) the Unsolicited Credit Rating would provide an informational benefit to market participants; or (ii) the amount of the total debt or debt-like obligations issued is significant; or (iii) the type of security or Rated Entity is new to the market; or (iv) the Credit Rating is analytically relevant for other analysis that Moody's Ratings Canada provides to the market. In accordance with Moody's Ratings Canada's policies and procedures on designating Unsolicited Credit Ratings, when Moody's Ratings Canada initiates and issues a Credit Rating, Moody's Ratings or Moody's Ratings Canada will not seek or accept remuneration for the relevant Credit Rating from the Issuer or its Agents for at least one year after the publication of such Credit Rating. Moody's Ratings Canada's policies on Unsolicited Credit Ratings can be accessed on Moody's Ratings' public website. Where Moody's Ratings Canada publishes an Unsolicited Credit Rating, the Credit Rating Announcement will disclose whether Moody's Ratings Canada was provided access to accounts or other internal documents of the Issuer or its related party.



Appendix B – Moody's Ratings Hong Kong

Moody's Investors Service Hong Kong Limited ("Moody's Ratings HK") is licensed with Hong Kong's Securities and Futures Commission (the "SFC"), under the Securities and Futures Ordinance (Cap. 571 of the laws of Hong Kong) to provide Credit Rating Services. The Code along with this "Appendix B -- Moody's Ratings Hong Kong" ("Appendix B") have been adopted to satisfy paragraph 68 of the SFC's Code of Conduct for Persons Providing Credit Rating. The Moody's Ratings Code and Appendix B govern the conduct of Moody's Ratings HK, its Directors, all Moody's Ratings HK Employees, and all Licensed Persons in connection with Providing Credit Rating Services on behalf of Moody's Ratings HK.

I. Defined Terms

Defined terms used in this Appendix B shall have the meaning ascribed to them in the Moody's Ratings Code unless otherwise defined or the context requires otherwise.

For the purposes of this Appendix B, the terms below are defined as follows:

1 Contingent Fees are fees calculated on a predetermined basis relating to the outcome of a transaction or the result of the services performed by Moody's Ratings HK. A fee is not regarded as being contingent if established by a court or other public authority.

2 A Director is any individual who is appointed to Moody's Ratings HK's board of directors.

3 Licensed Representative is an individual who is granted a license under section 120(1) or section 121(1) of the SFO to Provide Credit Rating Services for Moody's Ratings HK to which he/she accredited.

4 Responsible Officer ("RO") refers to a Licensed Representative approved as a responsible officer under section 126 of the SFO to supervise Moody's Ratings HK's Provision of Credit Rating Services.

5 Licensed Persons means Licensed Representatives and RO.

6 Providing Credit Rating Services means:

   a) Preparing Credit Ratings for dissemination to the public, whether in Hong Kong or elsewhere, or with a reasonable expectation that they will be so disseminated; or

   b) Preparing Credit Ratings for distribution by subscription, whether in Hong Kong or elsewhere, or with a reasonable expectation that they will be so distributed but does not include:

      i. Preparing, pursuant to a request made by a person, a Credit Rating which is exclusively prepared for, and provided to, the person and that is neither intended for dissemination to the public or distribution by subscription, whether in Hong Kong or elsewhere, nor reasonably expected to be so disseminated or distributed; or

      ii. Gathering, collating, disseminating or distributing information concerning the indebtedness or credit history of any person.

7 The SFC CRA Code refers to Hong Kong's Securities and Futures Commission's Code of Conduct for Persons Providing Credit Rating Services.



8 The SFO refers to the Securities and Futures Ordinance (Cap. 571 of the laws of Hong Kong) which governs Providing Credit Rating Services.

II. Universal Provisions

5. Enforcement and Disclosure of the Moody's Ratings Code and Communication with Market Participants

5.1 The provisions of the Moody's Ratings Code and this Appendix B are derived primarily from the SFC CRA Code, the IOSCO Principles and the IOSCO Code. However, Moody's Ratings HK has made certain modifications to more closely align the Moody's Ratings Code and this Appendix B with its business model and practices, as well as the laws adopted by various regulators globally.

5.3

a) Moody's Ratings HK will also disclose on a timely basis any changes to this Code.

5.4

a) The Compliance Department also will be responsible for assessing adherence to any law, rules, regulations, codes or other requirements which apply to Moody's Ratings HK and are issued, administered, or enforced by the SFC or any other regulatory authority or agency.

5.7 Moody's Ratings HK will maintain functions (either within Moody's Ratings HK or Moody's Ratings) that will communicate with market participants and the public regarding questions, concerns, and complaints that it has received.

5.8 On an annual basis, Moody's Ratings HK will publish certain information about itself including the following:

a) Internal control mechanisms adopted to assure the quality of Credit Rating activities;

b) Its record-keeping policy; and

c) Its management and representative rotation policy.

III. Credit Ratings

The Provisions

1. Quality and Integrity of the Rating Process

A. QUALITY OF THE RATING PROCESS

1.4

1.4.1 Moody's Ratings HK will document reporting lines and allocate functions and responsibilities.

1.7 Moody's Ratings HK will invest resources sufficient to carry out high-quality credit assessments of Issuers or obligations. When deciding whether to rate or continue rating an obligation or Issuer, Moody's Ratings HK will assess whether it is able to devote



sufficient personnel with appropriate skills to make a proper rating assessment, and whether its personnel likely will have access to sufficient information needed in order to make such an assessment. In its Credit Rating Announcements for Credit Ratings that present limited historical data, Moody's Ratings HK will make such limitation clear in a prominent place. Moody's Ratings HK adopts reasonable measures designed to assure that it has the appropriate knowledge and expertise, and that the information it uses in determining Credit Ratings is of sufficient quality and obtained from reliable sources to support a high-quality Credit Rating. Moody's Ratings HK will refrain from assigning a Credit Rating, and will ensure that any existing Credit Rating is withdrawn, if Moody's Ratings HK does not have sufficient quality information to support a credible Credit Rating. In cases involving new types of financial products, Moody's Ratings HK will refrain from providing a Credit Rating unless it believes that it has sufficient information and the appropriate analytical skills to do so. Moody's Ratings HK will require the applicable function within CSS review the feasibility of providing a Credit Rating for a type of structure that is materially different from the structures Moody's Ratings HK currently rates.

1.7.1 At least once every 12 months,

a) MRG will review the methodologies (including the credit rating models, credit rating scorecards and key ratings assumptions contained within the methodologies) and significant changes to the methodologies (including the credit rating models, credit rating scorecards and key ratings assumptions contained within the methodologies) Moody's Ratings HK uses; and

b) A function(s) within Moody's Ratings that is independent of the business lines should review the adequacy and effectiveness of its systems and internal control mechanisms. The findings of any such review will be comprehensively recorded in a written report, a copy of which should be provided to the SFC forthwith upon its completion. Moody's Ratings HK will take appropriate measures to address any deficiencies identified during the course of any such review.

1.7.2 MRG will assess whether existing methodologies and models for determining Credit Ratings of structured finance products are appropriate when Moody's Ratings HK determines that the risk characteristics of the assets underlying a structured finance product change materially. Moody's Ratings HK will refrain from issuing a Credit Rating in cases where the complexity or structure of a new type of structured finance product or the lack of robust data about the assets underlying the structured finance product raise serious questions as to whether Moody's Ratings HK can determine a credible Credit Rating.

1.8

a) Where practicable, in view of Moody's Ratings HK's staffing resources, Licensed Representatives who are involved in the Credit Rating process may be subject to an appropriate rotation mechanism which will provide for gradual change in rating teams after appropriate assessment is made by Moody's Ratings HK.

B. MONITORING AND UPDATING

1.9



1.9.1   Moody's Ratings HK will apply changes in relevant methodologies, models or key rating assumptions both to current and newly assigned Credit Ratings. Moody's Ratings HK will review affected Credit Ratings as soon as possible and not later than six months after the change, and will in the meantime place those Credit Ratings under review.

1.11

a)   Where a Credit Rating is made available to the public, Moody's Ratings HK will in a timely manner publicly announce (or assure that its affiliate publicly announces) if the Credit Rating is withdrawn (except for routine debt maturities, calls, or redemptions). Such public announcement will include full reasons for such withdrawal, indicate the date the Credit Rating was last updated, and note that the Credit Rating will no longer being updated.

C.   INTEGRITY OF THE RATING PROCESS

1.15   All Moody's Ratings HK Employees and Licensed Persons are obligated to report issues covered by this Code and Appendix B promptly to the Moody's Ratings HK Compliance Officer or RO who will take appropriate action.

2.   Independence and Avoidance and/or Management of Conflicts of Interest

A.   GENERAL

2.4

a)   Moody's Ratings HK will not carry on any business which can reasonably be considered to give rise to any conflict of interest in relation to its business of Providing Credit Rating Services. Moody's Ratings HK will have in place procedures and mechanisms designed to minimize the likelihood of conflicts of interest arising, and to identify any conflict of interest should it arise, in relation to the conduct by it of any Ancillary Services and Other Permissible Services. Moody's Ratings HK will consider why Ancillary Services and Other Permissible Services cannot reasonably be considered to have the potential to give rise to any conflict of interest with Moody's Ratings HK's Credit Rating business.

b)   Moody's Ratings HK will not enter into any Contingent Fee arrangement for Providing Credit Rating Services.

B.   PROCEDURES AND POLICIES

2.7   Moody's Ratings HK will disclose the general nature of its compensation arrangements with Rated Entities.

a)   Moody's Ratings HK does not provide consulting services. Moody's Ratings HK does not receive from Rated Entities compensation unrelated to its Credit Rating Services. If Moody's Ratings HK or Moody's Ratings were to receive from a Rated Entity compensation unrelated to its Credit Rating Services, Moody's Ratings HK would disclose the proportion such fees constitute against the total fees Moody's Ratings HK or Moody's Ratings receives from the Rated Entity for Credit Rating Services.



b) Moody's Ratings HK will disclose if it receives 5 percent or more of its annual net billings, or in combination with Moody's Ratings receives 5 percent or more of their combined annual net billings, from a single Issuer, originator, arranger or subscriber (including any affiliates of the Issuer, originator, arranger, or subscriber). Moody's Ratings HK will disclose the parties from which such annual net billings is received.

C. ANALYST AND EMPLOYEE INDEPENDENCE

2.11

2.11.1 Moody's Ratings HK also will establish, maintain and enforce policies and controls to identify and eliminate, or manage and disclose, as appropriate, other actual or potential conflicts of interest that may influence the judgment and analyses of Employees who are involved in Credit Rating decisions.

3. Responsibilities to the Investing Public and Issuers

A. TRANSPARENCY AND TIMELINESS OF RATINGS DISCLOSURE

3.3

a) Moody's Ratings HK will disclose in Credit Rating Announcements for structured finance Credit Ratings whether (1) the Issuer or originator has informed Moody's Ratings HK that all relevant information regarding the underlying issue has been publicly disclosed, (2) such information has not been disclosed, or (3) the Issuer or originator has not informed Moody's Ratings HK whether such public disclosure had been made.

3.4

a) Moody's Ratings HK may provide private ratings in accordance with its policy.

3.6

a) A clear prominent disclosure of the name and title of the lead Analyst and person primarily responsible for approving the Credit Rating;

b) An indication if the debt security or preferred share is being newly issued, and whether Moody's Ratings HK is providing a Credit Rating on the debt security or preferred share for the first time;

c) The extent to which Moody's Ratings HK has examined the quality of information used in the rating process and whether it is satisfied with the quality of information on which it bases its Rating on; and

d) All material sources, including the Rated Entity and, where appropriate, a related party of the Rated Entity, which were used to prepare the Credit Rating. An indication should also be given as to whether the Credit Rating has been disclosed to the Rated Entity or to its related party and, following such disclosure, whether the Credit Rating has been amended before being issued.

3.7 Moody's Ratings HK will publicly disclose sufficient and easily comprehensible information about its rating committee process, procedures, methodologies, and any assumptions (including financial statements that deviate materially from information



contained in the Issuer's published financial statements) so that investors and other users of Credit Ratings can understand how a Credit Rating assessment was made. This information will include (but will not be limited to) the meaning of each rating category, the definition of default or recovery, and the time horizon Moody's Ratings HK used when making a rating decision. The rating symbols and rating scales used by Moody's Ratings HK are publicly disclosed in Moody's Ratings' Rating Symbols and Definitions handbook available on Moody's Ratings' public website(s).

3.7.1   Moody's Ratings HK will publish sufficient information about its loss expectations and cash flow analysis relating to a structured finance Credit Rating and an indication of any expected change in the Credit Rating so that a financial market professional can understand the basis for the Credit Rating. To the extent practical, Moody's Ratings HK will disclose the degree to which it analyzes how sensitive a structured finance Credit Rating is to changes in Moody's Ratings HK's underlying Credit Rating assumptions.

3.7.2   Moody's Ratings HK will insert "(sf)" into all of its new and existing Credit Ratings of structured finance instruments. The insertion of "(sf)" will appear following the Credit Rating in all of Moody's Ratings HK's Credit Rating Announcements and research reports -- e.g., "Aa3(sf)" when referring to a specific Credit Rating.

3.7.3   Moody's Ratings HK will clearly indicate the attributes and limitations of Credit Ratings, the risk of unduly relying on them to make investment or other financial decisions and generally the extent to which Moody's Ratings HK verifies information provided to it by the Issuer or originator of a rated security. This information should assist investors in developing a greater understanding of what a Credit Rating is. Moody's Ratings is subject to regulations in various markets globally and such regulations do not state or imply that the regulatory authorities endorse Moody's Ratings Credit Ratings nor may Moody's Ratings use its registration status to advertise the quality of its Credit Ratings.

3.7.4   Moody's Ratings HK will disclose, on a timely and ongoing basis, information concerning all structured finance products submitted to it for its initial review or for a preliminary rating. Such disclosure will be made irrespective of whether the Issuer of such a product engages Moody's Ratings HK to provide a final rating.

3.7.5   Moody's Ratings HK will disclose the level of assessment it has undertaken or whether it has relied on a third-party assessment concerning the due diligence process conducted in relation to the underlying finance products, or other assets, of structured finance products and indicate how such assessment influences the Credit Rating.

3.7.6   Moody's Ratings HK will indicate whether the Credit Rating has been disclosed to the Issuer or to its related party and, following such disclosure, whether the Credit Rating was amended before being issued.

3.10

a)   In addition, Moody's Ratings HK should disclose whether the default rates of rating categories have changed over time. If the nature of a Credit Rating, or other circumstances, make an historical default rate inappropriate, statistically invalid, or otherwise likely to mislead the users of the rating, Moody's Ratings HK will explain this.



3.12

a) Where Moody's Ratings HK publishes an Unsolicited Credit Rating, the Credit Rating Announcement will disclose whether Moody's Ratings HK was provided access to accounts or other internal documents of the Issuer or its related party.

3.13

a) When methodologies, models or key rating assumptions used in preparing any of its Credit Ratings are changed, Moody's Ratings HK will immediately disclose the likely scope of Credit Ratings to be affected by using the same means of communication as was used for the distribution of the affected Credit Ratings.



Appendix C – Moody's Ratings Singapore

Moody's Investors Service Singapore Pte. Ltd. ("Moody's Ratings Singapore") is licensed with the Monetary Authority of Singapore ("MAS") under the Securities and Futures Act 2001 to conduct the regulated activity of Providing Credit Rating Services. The Code along with this "Appendix C -- Moody's Ratings Singapore" ("Appendix C") have been adopted to satisfy paragraph 10.1 of the MAS Code of Conduct for Credit Rating Agencies. The Moody's Ratings Code and Appendix C govern the conduct of Moody's Ratings Singapore, its Directors, its Senior Managers, Employees and its Representative in connection with Providing Credit Rating Services on behalf of Moody's Ratings Singapore.

I. Defined Terms

For the purposes of this Appendix, the terms below are defined as follows:

1   Contingent Fees are fees calculated on a predetermined basis relating to the outcome of a transaction or the result of the services performed by Moody's Ratings Singapore. A fee is not regarded as being contingent if established by a court or other public authority.

2   A Director is any individual who is appointed to Moody's Ratings Singapore's board of directors and approved by the MAS.

3   A Senior Manager refers to individuals who are employed by, or acting for or by arrangement with, the Moody's Ratings Singapore, and are principally responsible for the day-to-day management.

4   Employee means any Moody's Ratings Singapore Employees and Moody's Ratings Singapore Representatives and any Moody's employee supporting Moody's Ratings Singapore's operations.

5   Moody's Ratings Singapore Representative is a Moody's Ratings Employee who has been identified to the MAS as an "appointed representative" of Moody's Ratings Singapore and reflected as such under the MAS Financial Institution Representatives Register to carry on the regulated activity of Providing Credit Rating Services.

6   MAS refers to the Monetary Authority of Singapore.

7   MAS CRA Code refers to the MAS Code of Conduct for Credit Rating Agencies.

8   Providing Credit Rating Services means preparing, whether wholly or partly in Singapore, Credit Ratings in relation to activities in the securities and futures industry for:

   a)   dissemination, whether in Singapore or elsewhere, or with a reasonable expectation that they will be so disseminated; or

   b)   distribution by subscription, whether in Singapore or elsewhere, or with a reasonable expectation that they will be so distributed, but does not include:

      i.   preparing a private credit rating pursuant to an individual order which is intended to be provided exclusively to the person who placed the order and not intended for public disclosure or distribution by subscription; or

      ii.   preparing credit scores, credit scoring systems or similar assessments related to obligations arising from consumer, commercial or industrial relationships.



9 SFA refers to the Securities and Futures Act 2001.

II. Universal Provisions

5. Enforcement and Disclosure of the Moody's Ratings Code and Communication with Market Participants

5.7 Moody's Ratings Singapore will maintain functions (either within Moody's Ratings Singapore or Moody's Ratings) that will communicate with market participants and the public regarding questions, concerns, and complaints that it has received.

5.8 On an annual basis, Moody's Ratings Singapore will publish certain information about itself including:

  a) Its legal structure;

  b) Its ownership;

  c) Financial information about its revenue;

  d) The internal control mechanisms adopted to assure the quality of Credit Rating activities;

  e) Its record-keeping policy; and

  f) Its management and representative rotation policy.

III. Credit Ratings

The Provisions

1. Quality and Integrity of the Rating Process

A. QUALITY OF THE RATING PROCESS

1.4

> **1.4.1** Moody's Ratings Singapore will document reporting lines and allocate functions and responsibilities.

B. MONITORING AND UPDATING

1.9

> **1.9.1** The review described in c) above will take place as soon as possible and in any case not later than six months after the change and, before the review is carried out, Moody's Ratings Singapore should place those Credit Ratings under observation.

1.11

  a) Where a Credit Rating is made available to the public, Moody's Ratings Singapore will in a timely manner publicly announce if the Credit Rating is withdrawn (except for



routine debt maturities, calls, or redemptions). Such public announcement will indicate the date the Credit Rating was last updated and note that the Credit Rating will no longer being updated.

2. Independence and Avoidance and/or Management of Conflicts of Interest

A. GENERAL

2.4

a) On a periodic basis, Moody's Ratings Singapore will disclose on Moody's Ratings' public website(s) any Ancillary Services and Other Permissible Services that it conducts and update the list in a timely manner whenever there is any change thereto.

b) Moody's Ratings Singapore will not enter into any Contingent Fee arrangement for Providing Credit Rating Services

B. PROCEDURES AND POLICIES

2.6

a) Moody's Ratings Singapore will disclose if it receives 5 percent or more of its annual net billings from a single Rated Entity Issuer, originator, arranger or subscriber (including any affiliates of the Rated Entity, Issuer, originator, arranger, or subscriber).

C. ANALYST AND EMPLOYEE INDEPENDENCE

2.9

a) Employee has an immediate relation (i.e., a spouse, partner, parent, child, or sibling, step-parent, adopted or step-child or step- sibling) who works for the Rated Entity, its affiliates or any of the identified third parties, in circumstances where this employment relationship creates the impression of a conflict of interest that Moody's Ratings otherwise deems to be unacceptable or constitutes a conflict of interest.

2.12

a) Moody's Ratings Singapore's Representative will comply with Regulations 4 (Register of Interests in Securities) and 4A (Place at which register is kept) of the Securities and Futures (Licensing and Conduct of Business) Regulations.

3. Responsibilities to the Investing Public and Issuers

A. TRANSPARENCY AND TIMELINESS OF RATINGS DISCLOSURE

3.3

a) Moody's Ratings Singapore will disclose in Credit Rating Announcements for structured finance Credit Ratings whether (1) the Issuer or originator has informed Moody's Ratings Singapore that all relevant information regarding the underlying issue has been publicly disclosed or such information has not been disclosed, or (2)



the Issuer or originator has not informed Moody's Ratings Singapore whether such public disclosure had been made.

3.4

a) Moody's Ratings Singapore may provide private ratings in accordance with this Code.

3.6

a) A clear and prominent disclosure of the name and title of the lead Analyst and person primarily responsible for approving the Credit Rating;

b) An indication of when the Credit Rating was first distributed and when it was last updated; and

c) The extent to which Moody's Ratings Singapore has examined the quality of information used in the Credit Rating process and whether it is satisfied with the quality of information on which it bases its Credit Rating.

3.7

a) Moody's Ratings Singapore will clearly indicate the attributes and limitations of Credit Ratings, the risk of unduly relying on them to make investment or other financial decisions and generally the extent to which Moody's Ratings Singapore verifies information provided to it by the Issuer or originator of a rated security. This information should assist investors in developing a greater understanding of what a Credit Rating is, and the limits to which Credit Ratings can be put to use vis-à-vis a particular type of financial product that Moody's Ratings Singapore rates.

b) Moody's Ratings Singapore will disclose, on a timely and ongoing basis, information concerning all structured finance products submitted to it for its initial review or for a preliminary rating. Such disclosure will be made irrespective of whether the Issuer of such a product engages Moody's Ratings Singapore to provide a final rating.

c) Moody's Ratings Singapore will disclose the level of assessment it has undertaken or whether it has relied on a third-party assessment concerning the due diligence process conducted in relation to the underlying finance products, or other assets, of structured finance products and indicate how such assessment influences the Credit Rating.

d) Moody's Ratings Singapore will indicate whether the Credit Rating has been disclosed to the Issuer or to its related party and, following such disclosure, whether the Credit Rating was amended before being issued.

3.10

a) In order to promote transparency and to enable the market to best judge the aggregate performance of Credit Ratings on debt instruments, where possible, Moody's Ratings Singapore will publish sufficient information about its historical default rates by rating category, the transitions between rating categories, and periodic performance metrics so that financial market professionals can understand the historical performance of securities assigned to different rating categories, as well as whether rating categories have changed and, if so, how. In addition, Moody's Ratings Singapore should disclose whether the default rates of rating categories have changed over time. If the nature of a Credit Rating, or other circumstances, make an historical default rate inappropriate, statistically invalid, or otherwise likely to mislead



the users of the rating, Moody's Ratings Singapore will explain this. Where feasible, this information will include verifiable, quantifiable historical information about the performance of its rating opinions, organized and structured and, where possible, standardized in such a way to assist financial market professionals in drawing performance comparisons between credit rating agencies.

3.12

a) If Moody's Ratings Singapore publishes an Unsolicited Credit Rating, the Credit Rating Announcement will disclose whether Moody's Ratings Singapore was provided access to accounts or other relevant internal documents of the Rated Entity or its related party.



Moody's Corporation Code of Ethics for Chief Executive and Senior Financial Officers – Policy

Issued by:	Moody's Legal Department
Applicable To:	Moody's Corporation Chief Executive Officer, Chief Financial Officer, and Controller (or persons performing similar functions)
Scope:	Global
Effective Date:	November 23, 2010

Policy

Moody's Corporation (the "Company") is committed to conducting its business in accordance with applicable laws, rules and regulations and the highest standards of business conduct, and to full and accurate financial disclosure in compliance with applicable law. This Code of Ethics, which applies to the Company's Chief Executive Officer, Chief Financial Officer, and Controller (or persons performing similar functions) (collectively, "Senior Officers"), sets forth specific policies to guide you in the performance of your duties.

As a Senior Officer, you must not only comply with applicable law; you also must engage in and promote honest and ethical conduct and abide by Moody's Code of Business Conduct and other Company policies and procedures that govern the conduct of our business. Your leadership responsibilities include creating a culture of ethical business conduct and commitment to compliance, maintaining a work environment that encourages employees to raise concerns, and promptly addressing employee compliance concerns.

Compliance with Laws, Rules and Regulations

You are required to comply with the laws, rules and regulations that govern the conduct of our business and to report any suspected violations in accordance with the section below entitled "Compliance with Code of Ethics."

Conflicts of Interest

Your obligation to conduct the Company's business in an honest and ethical manner includes the ethical handling of actual or apparent conflicts of interest between personal and professional relationships. No Senior Officer shall make any investment, accept any position or benefits, participate in any transaction or business arrangement, or otherwise act in a manner that creates or appears to create a conflict of interest unless the Senior Officer makes full disclosure of all facts and circumstances to the General Counsel and the Chairman of the Audit Committee of the Board of Directors (the "Audit Committee"), and obtains the prior written approval of the full Board of Directors.

Disclosures

It is Company policy to make full, fair, accurate, timely and understandable disclosure in compliance with all applicable laws and regulations in all reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and in all other public communications made by the Company. As a Senior Officer, you are required to promote compliance with this policy and to abide by Company standards, policies and procedures designed to promote compliance with this policy.

Compliance with Code of Ethics

If you know of or suspect a violation of applicable laws, rules or regulations or this Code of Ethics, you must immediately report that information to the General Counsel. If, for any reason, the Senior Officer deems it inappropriate to report the suspected violation to the General Counsel, the Senior Officer may make his or her report to any member of the Audit Committee. No one will be subject to retaliation because of a good faith report of a suspected violation.

Violations of this Code of Ethics may result in disciplinary action, up to and including discharge. The Audit Committee shall determine, or shall designate appropriate persons to determine, appropriate action in response to violations of this Code.

Waivers of Code of Ethics

If you would like to seek a waiver of the Code of Ethics, you must make full disclosure of your particular circumstances to the General Counsel and the Chairman of the Audit Committee, and obtain the written approval of the full Board of Directors. Amendments to and waivers of this Code of Ethics will be publicly disclosed as required by applicable law and regulations.

No Rights Created

This Code of Ethics is a statement of certain fundamental principles, policies and procedures that govern the Company's Senior Officers in the conduct of the Company's business. It is not intended to and does not create any rights in any employee, client, supplier, competitor, shareholder, or any other person or entity.

MOODY'S

Gifts, Entertainment, and Anti-Bribery Policy

Issued by:	Moody's Compliance Department
Applicable To:	All MCO Employees
Scope:	Global
Original Creation Date:	01 Oct 2024
Last Revision Date:	15 Dec 2025
Next Review Date:	15 Dec 2026

I. Background

Exchanging Gifts and participating in shared Entertainment experiences can strengthen business relationships, both between Moody's Employees as well as with customers, vendors, and other business contacts. However, giving or accepting Gifts and Entertainment may also lead to actual, potential, or perceived conflicts of interest or accusations of bribery or corruption. Offering, promising, giving, accepting or soliciting anything of value, including a financial or other advantage, such as Gifts, Entertainment or other benefit directly or indirectly to or from Public Officials may violate anti-bribery and anti-corruption laws. Commercial bribery not involving Public Officials is also illegal in many countries. This Policy describes applicable anti-bribery and anti-corruption laws and related prohibitions and restrictions.

Furthermore, laws and regulations applicable to credit rating agencies impose stringent limitations on Gifts or Entertainment that Rating Personnel and their family members may receive from Rated Entities and related parties. To protect Employees from these risks and uphold the highest standards of integrity, Moody's limits the types of Gifts and Entertainment that Employees may give or receive. This Policy outlines the circumstances under which it is and is not appropriate to give or receive Gifts or Entertainment, including the additional restrictions applicable to Rating Personnel and their family members.

This Policy applies to the Employees of Moody's Corporation and its wholly owned subsidiaries.[1]

Employees and Associates of Moody's Australia (including those who perform services for or on behalf of Moody's Australia, as such term is defined in the Australia Supplement to this Policy) must also be aware of, and comply with, the Australia Supplement to this Policy.

---

[1] This Policy does not apply to Korea Investor Services (KIS) or Global Credit Rating (GCR) entities, which have, as necessary, adopted their own substantially similar policies for their specific businesses and jurisdictions. Moody's majority-controlled subsidiaries have also adopted substantially similar policies in consultation with Moody's Legal and Compliance Departments.

II. Policy Requirements

A. Giving Gifts, Entertainment or Other Things of Value to Third Parties

1. Anti-Bribery and Anti-Corruption Laws

Moody's is committed to full compliance with anti-bribery and anti-corruption laws, including the U.S. Foreign Corrupt Practices Act (the FCPA), the U.K. Bribery Act, and other applicable laws in jurisdictions where Moody's operates. Corruption involves dishonest conduct that abuses a position or trust to gain an advantage, whether personal or for Moody's. A bribe is a form of corruption and refers to anything of value offered or paid with the intent to improperly influence the performance of an official or professional function.

All employees are strictly prohibited from engaging in any form of corruption, including offering, promising, paying, soliciting or accepting bribes in both the commercial and public sectors. All transactions must be accurately recorded in Moody's books and records.

These prohibitions apply regardless of whether Moody's funds or personal funds are used, and regardless of whether the intended outcome is achieved. Improper Gifts, Entertainment, payments, or other benefits are not permitted under any circumstances.

Moody's also requires third-party intermediaries, Agents, consultants, and business partners who act on its behalf and interact with Public Officials or with customers or prospective customers to comply with the same legal and ethical standards. These requirements are further detailed in the Covered Third Party Anti-Corruption Due Diligence and Contracting Procedure.

If a situation arises that is not addressed in this Policy or the Moody's Code of Business Conduct, or if a situation arises where the appropriate course of action is unclear, contact Compliance. Refer to the Anti-Bribery and Anti-Corruption Resource Center for the appropriate contact. Any violations or suspected violations of this Policy must be reported to Compliance or through the channels described in the Moody's Code of Business Conduct.

There are no exceptions to this Section II.A, even if corruption appears to be common practice in a particular country or competitors appear to engage in improper behavior.

2. Payments

a. Payments to Public Officials; Facilitation Payments

Offering, promising or making payments to or on behalf of Public Officials warrants close scrutiny and must undergo advance review and approval by Compliance. Facilitation payments, which are commonly defined as payments to governmental officials for routine governmental action to which the individual or company is legally entitled (e.g., processing papers, issuing visas, and providing phone service), are prohibited as a general matter. Such payments may be made only in exceptional circumstances, such as when, for example, an Employee is placed under duress and faces potential safety issues or personal harm. However, these exceptional payments must be reported to the Legal Department immediately and must be accurately described and recorded in Moody's books and records.

b. Payments Through Third-Party Intermediaries and Joint Ventures

Moody's must not offer, promise, give or accept anything of value through third parties that, if made by Moody's itself, would violate this Policy or any applicable anti-bribery and anti-corruption laws. This prohibition includes "turning a blind eye" to the likelihood that an Agent or

MOODY'S

other third party is or will be making an improper payment in connection with Moody's business. Moody's may also be held responsible for the corrupt acts of third parties that benefit Moody's, even if Moody's does not authorize or instruct a third party to engage in corruption or was not involved in the conduct. Employees must review and follow the Moody's Covered Third Party Anti-Corruption Due Diligence and Contracting Procedure before entering into or renewing contracts with Agents, consultants, and other third party intermediaries who represent or perform services for Moody's.

3. Giving Gifts, Entertainment, and Other Things of Value to Public Officials

a. General Prohibition

Bribery is not limited to the offer, promise, or payment of cash with corrupt intent, but also may include the offer, promise, or provision of Gifts or Entertainment for an improper purpose (i.e., providing a Gift or Entertainment to corruptly influence a person to provide favorable treatment in exchange). It is never permissible to engage in corruption, including to offer, promise, or provide a Gift or Entertainment for a corrupt or improper purpose. In addition, no Gift or Entertainment may be given, directly or indirectly, to a Public Official except in cases that are pre-approved (refer to Section II.A.3.b) or other than in the very limited circumstances described in Section II.A.3.c.

Extending or promising favored treatment, such as a promise of Moody's employment, internship, or secondment for a family member or other related person of a Public Official, may be seen as an improper Gift depending on the specific facts and circumstances. Consult with the People Team on concerns related to hiring protocols and refer to the Personal Relationships and Nepotism Policy for questions.

Generally, giving a Public Official a prize (of any value) in connection with a game, lottery, raffle, or similar is prohibited. Consult with Legal on specific prohibitions in a particular jurisdiction.

b. Pre-Approval Required

The following items must be approved by the requester's Manager and Compliance in advance using the Request for Pre-Approval to Provide a Gift or Entertainment to Public Officials form. Failure to obtain pre-approval may result in disciplinary action.

1. <u>Gift or Entertainment for a Public Official</u>. A Gift or Entertainment may be offered to a Public Official, directly or indirectly, only with pre-approval and if it meets all of the following requirements:
   - → The cost must be reasonable and justifiable under the circumstances, and it must comply with applicable laws;
   - → It must not reasonably be interpreted as an attempt to obtain or retain an improper business advantage and must not reflect negatively on the reputation of Moody's or the recipient;
   - → There must be a legitimate business purpose, such as the promotion, demonstration, or explanation of Moody's products and services;
   - → There must be supporting receipts and proper documentation in accordance with applicable expense reimbursement and accounting procedures, including Moody's Travel & Entertainment Policy;
   - → It must be given or provided in an open and transparent manner and must not be to induce or reward the improper performance of an official function or activity;

→ A Gift must not involve the transfer of cash or cash equivalent (such as gift cards or gift certificates);

→ A Gift must not be extravagant in value and must be infrequent (no more than two times per year to any single Public Official, including to any known family members or designee of the Public Official); and

→ To the knowledge of the requesting Employee, there is no current or pending Request For Proposal (RFP) process between Moody's and the Public Official's agency/organization or pending decision, examination, or non-routine business before the Public Official or agency/organization.

2. Advisory Boards and Committees. A Public Official (or known family member or designee of a Public Official) may be offered a position on an advisory board or committee with pre-approval and if there is a legitimate business purpose in extending such invitation. Such an invitation, whether paid or voluntary, may be deemed to have value to the recipient.

3. Employment of Known Family Member or Designee. Recruiting or commencing the employment process for a known family member or designee of a Public Official seeking employment at Moody's (including a secondment or internship) requires pre-approval. Employment decisions, including paid or unpaid internships and secondments, must be based on merit and in accordance with standard People Team processes and must not be done to improperly influence Public Officials.

4. Conferences and Events. Requests by Public Officials for Moody's to (i) sponsor conferences or events or (ii) provide complimentary admissions or discounted registration fees for Moody's-sponsored conferences and/or events require pre-approval. Conferences and event sponsorships and any associated payments, fee waivers, or discounts may be considered bribes if made to improperly influence any act or decision of a Public Official. See Section II.A.5 below for further information.

5. Speakers. Paying for a Public Official's travel, meals outside the conference (e.g., in a restaurant), and lodging when the Public Official is invited as a speaker at Moody's-sponsored conference or event requires pre-approval and must meet the requirements above for Entertainment. Any Gift provided to the Public Official who is a speaker similarly must meet the requirements above for Gifts.

6. Moody's Office Visits. Paying for a delegation of Public Officials' travel, meals outside the office visit (e.g., in a restaurant), and lodging when the Public Officials are invited to visit Moody's offices are generally prohibited by this Policy. In exceptional cases, Moody's may approve such expenses and only if they meet the requirements above for Gifts and Entertainment.

7. Gifts or Entertainment for Family Members. Providing Gifts or Entertainment to the family members of a Public Official is generally prohibited. In exceptional cases, Moody's may approve such Gifts or Entertainment if and only if they meet the general requirements for Gifts and Entertainment specified above.

c. Pre-Approval not Required

Certain nominal Gifts or Entertainment as specified below may be given or provided to a Public Official, without Compliance pre-approval, only if it is directly related to a legitimate business purpose and it otherwise complies with all requirements in this Policy, including compliance with local laws:

1. <u>Moody's Conferences and Events</u>. For Moody's conferences or events that are targeted at a broad range of market participants (and not specific to Public Officials), attendees, participants, and speakers may be given:

    → Meals and refreshments that are reasonable given the venue; and

    → Moody's-branded items of nominal value (less than US $50 per person or the local equivalent);

2. <u>Single-day business meetings (with Public Officials from a single government entity or agency)</u>. Meals and refreshments of nominal value (less than or equal to US $50 per person or the local equivalent) that are incidental to a business meeting associated with a single customer, regardless of venue (Note: Offering multiple meals over the course of several days would not fit under the business meeting exemption); and;

3. <u>Research</u>. Moody's research, provided that such research has already been published.

4. Offering Gifts or Entertainment to non-Public Official Business Contacts

Gifts or Entertainment may be offered to a business contact (who is not a Public Official) only if the following requirements are met:

→ A Gift must not involve the transfer of cash or cash equivalent (such as gift cards or gift certificates);

→ The cost must be reasonable and justifiable under the circumstances;

→ The offer of a Gift or Entertainment must be infrequent and must comply with applicable laws;

→ It must not reasonably be interpreted as an attempt to obtain or retain an improper business advantage and must not reflect negatively on the reputation of Moody's or the recipient;

→ There must be a legitimate business purpose, such as the promotion, demonstration, or explanation of Moody's products and services;

→ There must be supporting receipts and proper documentation in accordance with applicable expense reimbursement and accounting procedures, including Moody's Travel & Entertainment Policy; and

→ To the knowledge of the requesting Employee, there is no current or pending Request For Proposal (RFP) process between Moody's and the business contact's organization.

Extending or promising favored treatment, such as a promise of Moody's employment, internship, or secondment for a family member or other related person of a business contact, may be seen as an improper Gift depending on the specific facts and circumstances. Consult with the People Team on concerns related to hiring protocols and refer to the Personal Relationships and Nepotism Policy for questions.

5. Requests for Charitable Donations or Corporate Sponsorships from Public Officials or Other Business Contacts

Public Officials and other business contacts may request that Moody's make a donation to a charitable organization or to sponsor an event, such as a golf tournament. Employees may not provide such donations and sponsorships to any third party that is involved in a current or pending RFP process with Moody's, where the employee giving the donation or sponsorship is also involved with or has knowledge of the RFP. Any donation or sponsorship that involves a Public Official also requires prior review and approval from the manager and Compliance. Employees may not provide such donations or sponsorships requested by a Public Official if

MOODY'S

there is a pending decision, examination, or non-routine business before the Public Official or the Public Official's agency/organization. Refer to the Fundraising and Charitable Donations Guidelines for additional guidance.

B. Offering Gifts or Entertainment to Other Moody's Employees

Employees may offer Gifts or Entertainment to other Employees if the following requirements are met:

→ The Gift or Entertainment must be reasonable and appropriate under the circumstances;

→ It must not reasonably be interpreted as an attempt to obtain or retain an improper business advantage and must not reflect negatively on the reputation of either party; and

→ If the offering Employee is seeking reimbursement, it must be supported by receipts and properly documented in accordance with any applicable expense reimbursement and accounting procedures, such as the Moody's Travel & Entertainment Policy.

When offering a Gift or Entertainment to another Employee, Employees must also be mindful of any perceived favoritism, particularly where the giver and recipient are in the same reporting line.

C. Accepting Gifts or Entertainment from Business Contacts

1. Gifts

All Employees, regardless of function or business segment, are prohibited from accepting any of the following:

→ Cash or a cash equivalent (e.g., gift certificate or gift card);

→ Any item of any value when it is offered to influence a decision at Moody's or that creates the appearance of impropriety (including a Gift from a business contact who is involved in a current or pending RFP process with Moody's, where the Employee offered the Gift is also involved with or has knowledge of the RFP);

→ Anything of value that is concealed or not offered openly and transparently; or

→ Anything from a business contact that has been solicited or encouraged for them to offer.

Employees who are not Rating Personnel (Rating Personnel are discussed in Section II.C.4) may accept occasional non-cash business Gifts of nominal value up to US $50 (or the local equivalent) per Gift, not to exceed US $100 (or the local equivalent) per year from any business contact. Questions about whether a Gift is unacceptable should be directed to Compliance. See Section II.C.5. for dealing with prohibited Gifts.

2. Entertainment

Employees (other than Rating Personnel) may accept an invitation from a business contact to participate in Entertainment that meets the following requirements:

→ The business contact extending the invitation will also be present;

→ It has a legitimate business purpose;

→ It is reasonable and appropriate in the context of the business, occasion, and the parties' respective positions;

→ It is not frequent, nor given as a bribe, payoff, or kickback, nor does it create the appearance of impropriety;

→ To the knowledge of the Employee, there is no current or pending Request for Proposal (RFP) process between Moody's and the business contact's organization; and

→ Any required approvals, based on a good faith estimate of the fair market value of the Entertainment, have been obtained, as per the thresholds outlined in Section II.A. of the Gifts, Entertainment, and Anti-Bribery Procedure. Employees must, to the extent practical under the circumstances, request and obtain pre-approval prior to accepting the invitation. See the Gifts, Entertainment and Anti-Bribery Procedure for more information about how to request pre-approval from your manager and Compliance, as applicable.

3. Conference or Event Expense Reimbursement; Pre-Approval Requirements

a. For Employees who are Speakers at the Conference/Event

→ <u>Non-Rating Personnel</u> may accept reimbursement (or direct payment of expenses on their behalf) by the event organizer or other third party for reasonable and customary conference-related expenses, including complimentary passes, travel, lodging, and meals (collectively, "Conference Expenses").

→ <u>Rating Personnel</u> may accept Conference Expenses only where they are speaking or presenting at conferences or events sponsored by industry associations or non-Rated Entities (and there is no reimbursement or payment being provided by a Rated Entity or sponsor or any of its Agents).

For information about participation as a Moody's speaker in events hosted by Moody's or third parties, see the Guidelines for Market Engagement Activities.

b. For Employees who are not Speakers at the Conference/Event

→ <u>Non-Rating Personnel</u> may accept Conference Expenses that meet the requirements for accepting Entertainment described in Section II.C.2., including obtaining pre-approval (to the extent possible, prior to acceptance) from the Employee's manager and Compliance as per the Gifts, Entertainment, and Anti-Bribery Procedure. Employees attending investor relations conferences or events on behalf of Moody's do not need to seek pre-approval to attend such events.

→ <u>Rating Personnel</u> cannot accept Conference Expenses from a Rated Entity or sponsor or any of its Agents. Rating Personnel may accept Conference Expenses (where there is no reimbursement or payment being provided by a Rated Entity or sponsor or any of its Agents) that meet the requirements for accepting Entertainment described in Section II.C.2., including obtaining pre-approval (to the extent possible, prior to acceptance) from the Employee's manager and Compliance as per the Gifts, Entertainment, and Anti-Bribery Procedure.

c. Current or Pending RFP with Third-Party Conference or Event Sponsor

Notwithstanding the existence of a current or pending RFP between Moody's and the third-party conference or event sponsor, an Employee may accept a discounted or waived registration fee from such a sponsor to attend a conference or event if:

→ The Employee demonstrates that the purpose of the conference/event is for the Employee to learn about a product or service that is used by, or contemplated for use by, Moody's;

→ The Employee's role at Moody's legitimately necessitates the Employee learning about such product or service;

→ The Employee is not the ultimate decision maker about whether to enter into a contract with the third party; and

→ If the Employee is Rating Personnel, the discount or waiver is not being provided by a Rated Entity or sponsor or any of its Agents.

See Section IIB. of the Gifts, Entertainment, and Anti-Bribery Procedure for details on how to request Manager and Compliance approval.

4. Special Rules for Moody's Ratings and Moody's Local Rating Personnel

a. General Prohibition

Rating Personnel are prohibited from accepting any Gifts or Entertainment from a Rated Entity or sponsor of a Rated Entity or any of its Agents, regardless of whether or not the Rated Entity is within the Rating Personnel's area of analytic responsibility. If Rating Personnel erroneously accept a Gift or Entertainment from any Rated Entity or any sponsor of any Rated Entity or its Agents, they must immediately report the matter to their Manager and Compliance. See Section II.C.5. for additional guidance on dealing with prohibited Gifts.

Notwithstanding this prohibition, Rating Personnel are permitted to accept minor incidentals provided in the context of a business interaction, such as light meals, pens, and paper, limited to US $25 (or the local equivalent) per person, per business interaction, per day[2]. Rating Personnel should consult with their Managers, as necessary, for additional guidance. Rating Personnel are also permitted to accept promotional offers or items which Rated Entities or their Agents make available to the general public as part of their marketing programs, and which are unrelated to the Rating activities of Moody's Ratings or Moody's Local or the Rated Entity's business with Moody's Ratings or Moody's Local, as applicable.

Gifts, Entertainment, or other things of value given to Rating Personnel from a third party other than a Rated Entity or sponsor or any of its Agents are subject to the restrictions and requirements of Sections II.C.1., II.C.2., and II.C.3 above.

b. Additional Rules for Persons Closely Associated with Rating Personnel

Persons Closely Associated with Rating Personnel ("Persons Closely Associated") are prohibited from accepting any Gifts or Entertainment from any Rated Entity or sponsor or its Agents if (i) the circumstances under which the Gift or Entertainment is offered relate to Moody's Ratings or Moody's Local Rating activities and (ii) it might cause or be perceived to cause a conflict of interest. Provided such Gifts or Entertainment are not so lavish or extravagant to create a conflict or the appearance of a conflict of interest between Moody's Ratings or Moody's Local, as applicable, and the Rated Entity, sponsor, or its Agent, Persons Closely Associated may accept Gifts from any Rated Entity or its Agent that are:

→ Based on the employment of the Person Closely Associated;
→ Unrelated to Moody's Ratings or Moody's Local Credit Rating activities or business relationships or the Rated Entity's or sponsor's or its Agent's interaction with Rating Personnel; or
→ General marketing items from a Rated Entity or its Agent, including where a Rated Entity or Agent has sponsored a sporting, cultural, or charitable event that the Rated Entity or Agent typically provides to a larger group of people, which coincidentally includes a Person Closely Associated.

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[2] For MJKK/MSFJ Rating Personnel, refer to the Solicitation or Acceptance of Money, Gifts, Favors or Entertainment Policy (MJKK/MSFJ).

MOODY'S

All Rating Personnel must inform their relevant Persons Closely Associated of these prohibitions. However, Rating Personnel are under no obligation to ask Persons Closely Associated whether they have received Gifts or Entertainment from a Rated Entity or sponsor or its Agent. If Rating Personnel become aware of the receipt of Gifts or Entertainment that a Person Closely Associated has accepted from a Rated Entity, sponsor, or its Agent (excluding those exceptions outlined in the bulleted list above), they must immediately report the Gifts or Entertainment to their Manager and Compliance.

5. Prohibited Gifts

If an Employee receives an inappropriate offer of Entertainment or prohibited Gift, they must decline it immediately or return it to the sender as tactfully as possible. See the Gifts, Entertainment, and Anti-Bribery Procedure for additional detail on dealing with Gifts that are not returnable (e.g., perishable or customized Gifts). Employees who receive and return (or donate) a prohibited Gift to the sender, or who retain a Gift as provided in this Section, must log the Gift as described in the Gifts, Entertainment, and Anti-Bribery Procedure.

D. Questions

Please contact your Business Unit Compliance Officer (BUCO) or Local Compliance Officer (LCO) with questions about this Policy.

III. Related Documents

→ Covered Third Party Anti-Corruption Due Diligence and Contracting Procedure
→ Fundraising and Charitable Donations Guidelines
→ Gifts, Entertainment, and Anti-Bribery Procedure
→ Guidelines for Market Engagement Activities
→ Moody's Code of Business Conduct
→ Moody's Travel & Entertainment Policy
→ Personal Relationships and Nepotism Policy
→ Political Activities and Lobbying Policy
→ Solicitation or Acceptance of Money, Gifts, Favors, or Entertainment Policy (MJKK MSFJ)

IV. Defined Terms

Capitalized terms used in this Policy and not otherwise defined herein are used in this Policy as defined in the Glossary of Defined Terms.

Compliance

MOODY'S

Australia Supplement
to the Gifts, Entertainment, and Anti-Bribery Policy

I. Scope

This Australia Supplement to the Gifts, Entertainment, and Anti-Bribery Policy (this Supplement) is applicable to all Employees who perform services for, or on behalf of, Moody's Investors Service Pty Limited (Moody's Ratings Australia), Moody's Analytics Australia Pty Limited (MA Australia) and Bureau van Dijk Electronic Publishing Pty. Ltd (BvD Australia). Moody's Ratings Australia, MA Australia, and BvD Australia are collectively referred to herein as Moody's Australia. Australian laws and regulations, including the Australian Criminal Code Act 1995 (Cth) (the Criminal Code), impose anti-bribery and anti-corruption requirements, as described below, that are in addition to those described in the Gifts, Entertainment, and Anti-Bribery Policy (the Policy).

Moody's also requires that third parties who perform services for, or on behalf of, Moody's Australia, including contractors, consultants, intermediaries and agents, to comply with all applicable anti-bribery and corruption laws and the Moody's Supplier Code of Conduct.

II. Requirements

A. Bribery and Corruption

Under the Criminal Code, corruption is the dishonest activity involving the abuse of position and/or trust to obtain an advantage (whether a personal advantage or an advantage for Moody's).

Bribery is a form of corruption and a bribe is anything of value (including a financial or other benefit or advantage) that is offered, promised, given or accepted, or solicited, with a purpose to improperly influence the performance of an official or professional function. Improper influence involves the intent to induce an action which is illegal, unethical or a breach of trust (a misuse of someone's position).

Corruption can take many forms, is often disguised and may be difficult to trace or detect. Some common examples include:

- → Gifts
- → Promotional items
- → Travel expenses
- → Meals, entertainment, recreation and other hospitality
- → Tickets to sporting, cultural or other events
- → Charitable donations – whether in cash or various forms of sponsorship (such as dinners or golf tournaments)
- → Business opportunities
- → Discounted or free products or services
- → Internships, secondment or employment for public officials or their family members
- → Loans

> → Assistance with medical care

Employees are prohibited from offering, promising, giving, accepting or soliciting bribes in both the commercial and public sectors. All outreach to and engagement with Government Officials (as defined below) for the purpose of advancing Moody's legitimate business interests must comply with this Supplement.

For purposes of this Supplement, "Government Official" is construed broadly and includes, in addition to all Public Officials (as defined in the Policy), any officer, employee or contractor of a government or any department, agency or "instrumentality" thereof (such as a government controlled company or other commercial enterprise) or of a public international organization. A Government Official also includes any person acting in an official capacity for or on behalf of any such government or department, agency or instrumentality, or for or on behalf of any such public international organization.

B. Providing or Offering Gifts or Entertainment to Government Officials

Providing or offering Gifts or Entertainment (as such terms are defined in the Policy), which includes, for the avoidance of doubt, any type of benefit or advantage, to or on behalf of Government Officials warrants close scrutiny and must undergo advance review and approval by Compliance. Moody's generally prohibits the providing or offering of Gifts, Entertainment, or other benefits or advantages to Government Officials except in the permitted types and circumstances which are managed by the Policy and this Supplement and which must be first approved by Compliance.

No Gift or Entertainment may be given, directly or indirectly, to a Government Official except in cases that are pre-approved by Compliance (as described in Section II.A.3.b of the Policy) or other than in the very limited circumstances described in Section II.A.3.c. of the Policy. Sections II.A.2 and II.A.3 of the Policy, for purposes of this Supplement, should be read to apply to all Government Officials. Use the [Request for Pre-Approval to Offer a Gift or Entertainment to a Government Official (Australia) Form](#).

C. Corrupt Acts of Third Parties

Under Australian law, Moody's may also be responsible for the corrupt acts of third parties that benefit Moody's, even if Moody's was not at fault or involved in the conduct. Employees should review the Moody's Covered Third Party Anti-Corruption Due Diligence and Contracting Procedure before entering into or renewing contracts with Agents, consultants, and other third parties who represent or perform services for Moody's.

D. Breaches

A breach of this Supplement will be regarded as serious misconduct which may lead to disciplinary action, including removal or dismissal. Failure to comply strictly with this Supplement may expose employees or Moody's to serious civil or criminal liability and may damage Moody's reputation. Breaches, or suspected breaches, of this Policy must be reported to Compliance, through Moody's Integrity Hotline, or as otherwise in accordance with Moody's Code of Business Conduct (subject to the exceptions outlined in that Code).

E. Questions

Questions about this Supplement should be directed to the Local Compliance Officer for Moody's Ratings Australia or the Local Compliance Officer for MA Australia.



Electronic Communications Monitoring Policy

Issued By:	Moody's Compliance Department
Applicable To:	Moody's Employees in specified countries[1]
Scope:	Global
Original Creation Date:	06 Sep 2010
Last Revision Date:	15 Jan 2026
Next Review Date:	15 Jan 2027

I. POLICY

Except as specified in the country-specific exceptions noted below, all Electronic Communications,[2] including Electronic Communications sent or received via Moody's remote access application on a personal mobile device (if deployed) sent or received by Employees in Argentina, Australia, Brazil, Canada, Costa Rica, Cyprus, the Czech Republic, El Salvador, France, Germany, Hong Kong, India, Italy, Japan, Lithuania, Mexico, Panama, People's Republic of China, Peru, Poland, Saudi Arabia, Singapore, South Africa, South Korea, Spain, Sweden, Switzerland, the United Arab Emirates, the United Kingdom, and the United States, are subject to monitoring for the following reasons:

a. to detect possible violations of the EU CRA Regulation, United States law, including the Securities and Exchange Commission Rules regarding Nationally Recognized Statistical Rating Organizations, Moody's Code of Business Conduct (the "MCO Code"), Moody's Ratings Code of Professional Conduct, the Record Retention for Rating Services - Policy, the Moody's Ratings – Moody's Analytics Separation Policy, the Securities Trading Policy or other relevant policies, procedures, codes, laws and/or regulations in any relevant jurisdiction (together "Rules");

b. where it is necessary due to impending or threatened litigation, government or regulatory investigations, proceedings or requests, or internal investigations; and

c. where there is a concern that employees are engaging, or employees or former employees have engaged, in illegal, improper, or unethical activity.

Subject to the country-specific exceptions noted below, Electronic Communications to be monitored will be selected by a dedicated software program and/or a Compliance Officer:

→ on the basis of random sampling;

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[1] This Policy does not apply to Korea Investors Service (KIS) or Global Credit Rating (GCR) entities, which have, as necessary, adopted their own substantially similar policies for their specific businesses and jurisdictions.

[2] For purposes of this Policy, the term "Electronic Communications" also includes Co-Pilot prompts.

→ on the basis of the presence of certain manual, automated, or GenAI lexical rules, including AI-generated "Hot List" words, phrases or tags. The lexical rules are specific words and phrases which, when contained in an Electronic Communication, may indicate a potential violation of one or more Rules; and/or

→ following a specific request by a Compliance Officer or member of the Legal Department for a "for cause" monitoring of certain Electronic Communications.

In addition, in compliance with applicable law, the Compliance Department tests its monitoring activities under this Policy to continually improve their efficacy, efficiency and compliance with the obligations under the Rules, including piloting new methods of monitoring. During such testing activities, if the Compliance Department discovers an Electronic Communication that is suspected of reflecting inappropriate communication or behavior in violation of any of the Rules, it will be treated in accordance with this Policy. Electronic Communications selected for monitoring will be reviewed under the direction of the Compliance or Legal Departments.

Monitoring pursuant to this Policy may result in the processing of Employees' personal communications. Such processing will only be conducted where necessary, and will be carried out in a proportionate and limited fashion; in accordance with local law, the MCO Code, and any separate consents or other documents an employee has signed with respect to such processing. If it is apparent, or, on opening it becomes apparent, that an Electronic Communication is purely personal in nature, then it will not be opened or it will be closed immediately and not read further.

If a reviewed Electronic Communication is suspected of reflecting inappropriate communication or behavior in violation of any of the Rules, the Electronic Communication will be escalated for further Compliance review.

II.   COUNTRY-SPECIFIC EXCEPTIONS

This Policy is subject to the following country-specific exceptions:

a. in **Australia**, the monitoring of Instant Messages (IMs) with third parties will be carried out only on a case-by-case basis where there is a specific cause for concern;

b. in **Brazil**, emails which are identified as being personal (i.e., emails the subject of which includes the express mention of "personal" or "private" or emails the subject of which clearly leads the reader to believe that they are personal emails) will not be read;

c. in **Canada**, the monitoring of IMs with third parties will be carried out only on a case-by-case basis;

d. in the **Czech Republic**, monitoring will not be carried out on the basis of random sampling;

e. in **France**, monitoring will be of Moody's Ratings Employees only. In addition, personal emails which are identified as being personal (i.e., emails the subject of which includes the express mention of "personal" or "private" or emails the subject of which leads the reader to believe that they are personal emails) will not be read except by the IT officer ("Administrateur du système informatique") and only: (i) where there is a risk of or on the occurrence of a particular event as defined by French case law; (ii) in the presence of the employee concerned; or (iii) provided that the employee has been formally asked to be present. The IT officer may disclose the content of such email(s) to the employer if they threaten the good technical running or safety of the IT applications or if it is necessary to safeguard the company's interest;

f. in **Germany**, monitoring will not be carried out on the basis of random sampling or the presence of certain "Hot List" words or phrases. Monitoring will only be carried out on a



case-by-case basis where there is specific cause for concern (i.e. potential criminal behavior or a severe infringement of obligations under the employment contract). Emails which are identified as being personal (i.e., emails the subject of which includes the express mention of "personal" or "private" or emails the subject of which clearly leads the reader to believe that they are personal emails) will not be read;

g. in **Italy**, monitoring will not be carried out on the basis of random sampling, and there will be no monitoring of IMs with third parties;

h. in **Lithuania**, monitoring will not be carried out on the basis of random sampling. Emails which are identified as being personal (i.e., emails the subject of which includes the express mention of "personal" or "private" or emails the subject of which clearly leads the reader to believe that they are personal emails) will not be read;

i. in the **People's Republic of China**, monitoring will not be carried out with respect to any IMs between a Moody's employee in the People's Republic of China and a third party where that third party has not consented to the monitoring of that IM;

j. in **Peru**, emails which are identified as being personal (i.e., emails the subject of which includes the express mention of "personal" or "private" or emails the subject of which clearly leads the reader to believe that they are personal emails) will not be read;

k. in **Saudi Arabia**, emails which are identified as being personal (i.e., emails the subject of which includes the express mention of "personal" or "private" or emails the subject of which clearly leads the reader to believe that they are personal emails) will not be read;

l. in **Spain**, emails which are identified as being personal (i.e., emails the subject of which includes the express mention of "personal" or "private" or emails the subject of which clearly leads the reader to believe that they are personal emails) will not be read;

m. in the **United Arab Emirates**, monitoring will not be carried out with respect to any email communication or IM between a Moody's employee in the United Arab Emirates-Dubai Multi Commodities Centre and a third party where that third party has not consented to the monitoring of that email or IM; and

n. in the **UK**, monitoring of emails or IMs marked "personal" or "private" will be avoided wherever possible and any monitoring of such emails or IMs will not go further than the minimum necessary for compliance purposes and as permitted by law.

III. DEFINED TERMS

Capitalized terms used in this Policy, unless otherwise defined herein, are defined in the Glossary of Defined Terms.





Referring Violations of Law (SEC Rule 15E(u)) Policy

Issued by:	Moody's Compliance Department
Applicable to:	All Moody's Ratings Employees
Scope:	Global
Original Creation Date:	02 May 2016
Last Revision Date:	03 Feb 2025
Next Review Date:	03 Feb 2026

I. Background

Under SEC Rule 15E(u), Moody's Ratings is required to report certain information it receives from third parties alleging that a Rated Entity has committed a material violation of law.

II. Policy Requirements

Moody's Ratings is required to refer to the appropriate law enforcement or regulatory authorities any information it receives from a third party and finds credible that alleges that an issuer of securities rated by Moody's Ratings has committed or is committing a material violation of law that has not been adjudicated by a Federal or State court in the United States of America.

Any Moody's Ratings Employee who becomes aware of an allegation from a third party he or she believes may fall within this requirement must promptly report such allegation to the Compliance Department. Moody's Ratings Employees may report such issues to their Business Unit Compliance Officer or Local Compliance Officer. Alternatively, they may report these potential issues using Compliance's mailboxes. In the EU, UK, UAE, Saudi Arabia and South Africa use ComplianceEMEA@moodys.com. In Japan, contact Japan Compliance. In all other locations, use Moody'sCompliance@moodys.com.

Upon receiving such a report, the Compliance Department, in consultation with Legal if required, will evaluate the allegation to determine whether the matter should be referred to the relevant law enforcement or regulatory authorities under the requirements outlined above.

III. Defined Terms

Business Unit Compliance Officer (BUCO) is the designated contact person for all compliance inquiries associated with a specific business Moody's Ratings line worldwide, including Shared Services (MSS).



Credit Rating is an opinion from Moody's Ratings regarding the creditworthiness of an entity, a debt or financial obligation, debt security, preferred share or other financial instrument, or of an issuer of such a debt or financial obligation, debt security, preferred share or other financial instrument, issued using an established and defined ranking system of rating categories.

Employee is any full-time or part-time employee of Moody's Corporation or any of its wholly-owned subsidiaries, wherever located.

Legal refers to the Legal Department.

Local Compliance Officer (LCO) supports the business lines at an assigned county and/or regional level.

MCO refers to Moody's Corporation and its wholly-owned affiliates.

Moody's Ratings means all MCO entities that issue ratings under the "Moody's Ratings" brand name, including Moody's Investors Service, Inc.

MSS refers to Moody's Shared Services, Inc. and the other companies within the Moody's group of companies that provide shared services.

Rated Entity means any entity rated by Moody's Ratings or any entity that issues securities rated by Moody's Ratings or any entity that is seeking a Credit Rating from Moody's Ratings.

